Law Offices

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, PA 19103-7098
215.564.8000

April 6, 2009

Via EDGAR

Ms. Ellen Sazzman
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	Lincoln Variable Insurance Products Trust (File No. 811-08090) Amendment to Registration Statement on Form N-14 (File No. 333-157756)

Dear Ms. Sazzman and Mr. Burak:

     On behalf of the above-referenced registrant (the “Registrant”), following are responses to the Staff’s comments conveyed on Tuesday, March 31, 2009 and Monday, April 6, 2009 in connection with the filing of an amendment (the “Amendment”) to the registration statement (the “Registration Statement”) relating to the merger of the Delaware Foundation Moderate Allocation Fund (the “Moderate Allocation Fund”), a series of Lincoln Variable Insurance Products Trust (“LVIP Trust”), with and into the Delaware VIP Balanced Series (the “Balanced Series”), a series of Delaware VIP Trust, filed by the Registrant with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on March 6, 2009 on Form N-14. The comments are summarized below, followed by the Registrant’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

     The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

1.	Comment. Confirm use of the correct EDGAR series and class identification numbers in the Amendment.

Response. Confirmed.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

2.	Comment. Include on the cover page the information required by Form N-14 Item 1b(4)(iii).

Response. We have inserted the following language:

Additional information about the Moderate Allocation Fund has been filed with the U.S. Securities and Exchange Commission and is available upon oral or written request and without charge. You can request a free copy of the Statement of Additional Information and other information by calling (800) 4LINCOLN (454-6265), or by writing to the Lincoln Variable Insurance Products Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

3.	Comment. In the Registration Statement’s introductory Q&A, language indicates that the Moderate Allocation Fund currently has a portfolio that is being managed.

Response. The language has been revised in the Amendment to avoid implying that the Moderate Allocation Fund currently has a portfolio. It now reads: “The portfolio of the Balanced Series has historically been managed in a similar manner (and has similar holdings) to how a large portion of the portfolio of the Moderate Allocation Fund will be managed …”

4.	Comment. Where there is disclosure that the sales charge structure for each Fund is identical, clarify that neither fund charges loads, or state what they are.

Response. The language now reads: “The sales charge structure for each Fund is identical: neither Fund charges any sales load.”

5.	Comment. In note 4 to the fee tables, confirm that the fee waiver will be extended through 2010.

Response. The 12b-1 fee waiver will extend until 2010, as will the waivers applicable to the Moderate Allocation Fund. The Balanced Series’ fee waiver will become a contractual waiver as of May 1, 2009, and is thus not reflected in the fee tables.

6.	Comment. Clarify whether the management fee waiver takes effect after any other fee waivers, and the method and order of calculating the fee waivers applicable to each of the funds.

Response. We have inserted the following sentence into the footnote describing the 0.10% management fee waiver:

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

This fee waiver will apply before the reimbursement described above in note 3.

7.	Comment. In the expense examples, state as applicable that an expense wavier applies to the one year period and the first year of the other periods.

Response. We have inserted the following in a note to the appropriate numbers of the expense example:

	1.	These examples reflect the net operating expenses with applicable expense or fee waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten.

8.	Comment. Confirm that the headings of the expense example table are correct.

Response. Confirmed.

9.	Comment. Confirm whether the numbers in the capitalization table shown for the Balanced Series are audited.

Response. The capitalization table reflects that the numbers shown for the Balanced Series are audited.

10.	Comment. Under “More Information About the Funds,” confirm that hyperlinks will direct shareholders to the correct information.

Response. Because the Moderate Allocation Fund is a new fund, it does not yet have a shareholder report to link to. It is not feasible for the Registrant to provide a link to the page on which such shareholder report will be posted. We have removed the hyperlinks from the Registration Statement.

11.	Comment. Clarify whether the Registrant incorporates by reference financial highlights information.

           Response. We have inserted the following language under the heading “Where can I find more financial information about the Funds?”:

The Balanced Series’ annual report for the fiscal year ended December 31, 2008, which contains audited financial statements of the Balanced Series, is incorporated herein by reference and is available upon request.

12.	Comment. Where fees of the funds are disclosed along with disclosure that variable contracts may impose separate fees or charges, disclose that, if such variable expenses were included, the fees would be higher.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

            Response. The language has been inserted for both the fee tables and the expense examples.

13.	Comment. Confirm whether underlying funds of the funds pay 12b-1 fees to the fund or its affiliates.

Response. To the extent that either Fund invests in an underlying fund, it would invest only in share classes of such funds that do not pay 12b-1 fees.

14.	Comment. Under “Why has the Board of Trustees proposed this reorganization?”, revise the third and fourth bullets to match the amendment prospectus of the Moderate Allocation Fund.

Response. We have revised the language to match what is currently in the Moderate Allocation Fund’s prospectus.

15.	Comment. Under “What is the purpose of the Proposal?”, conform the description of the LVIP Delaware Foundation Funds to the corresponding language in the amended prospectus of the Moderate Allocation Fund.

Response. We have revised the language as follows:

The Moderate Allocation Fund was formed as one of three new asset allocation funds, collectively referred to as the “LVIP Delaware Foundation® Funds,” that are structured as target risk lifecycle funds.

16.	Comment. In the general description of each Fund’s investment objectives, strategies, and policies, disclose the percent of investments in junk bonds allowed for each Fund, as per the revised N-1A of the Moderate Allocation Fund and the other N-14s of LVIP.

Response. We have inserted disclosure as to the percentages of each Fund’s assets that may be invested in junk bonds.

17.	Comment. Revise the discussion of the investment strategies of the Moderate Allocation Fund so that it is consistent with the revised Form N-1A of the Moderate Allocation Fund.

Response. We have revised the discussion accordingly.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

18.	Comment. Briefly highlight differences in the investment strategies between the two Funds.

Response. We have moved the final paragraph of that section to the beginning and revised it to read as follows:

The most significant difference between the Balanced Series’ and the Moderate Allocation Fund’s stated investment policies is that the Funds have different minimum levels as targets for investment in equities versus fixed income securities, in that the Balanced Series generally invests at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, while the Moderate Allocation Fund will typically target 60% of its net assets in equity securities and 40% of its net assets in fixed-income securities and cash equivalents. As described in more detail below, another significant difference is that the Moderate Allocation Fund offers investors broader diversification across a set of global opportunities and across investments in issuers of different sizes through its larger group of possible investment styles as compared to the Balanced Series.

19.	Comment. Under “What are the principal risks associated with investments in the Funds?”, compare and highlight differences in principal risks between the funds.

Response. We have inserted the following:

Because the two Funds have similar investment objectives and strategies, they are subject to similar, but not identical, risks. An investment in a mutual fund, such as the Funds, entails the risk of the loss of principal invested. One of the principal risks of investing in either of the Funds involves market risk, which is the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of the Fund’s stock investments and, therefore, the value of the Fund’s shares held under your contract to fluctuate, and you could lose money. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. Investing in a Fund also involves the principal risks of security risk, interest rate risk, credit risk, high-yield bonds risk, and foreign securities risk. In addition, the Moderate Allocation Fund also entails asset allocation risk, small and medium sized companies risk, emerging markets risk, the risks of global real estate securities, and exchange traded funds risk. The Balanced Series, but not the Moderate Allocation Fund, entails industry risk, index swaps risk, liquidity risk, derivatives risk, and the risk of loans and other direct indebtedness.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

20.	Comment. Move the portfolio managers discussion to after the fee tables.

Response. We have done so.

21.	Comment. Conform portfolio managers disclosure for the Moderate Allocation Fund to the disclosure in its amended N-1A, and confirm that the information for portfolio managers of the Balanced Series includes five years of history.

Response. We have done so.

22.	Comment. Under “What are other key features of the Funds?”, provide bases for those percentages shown in the fee schedule (i.e., state net assets or assets of the fund).

Response. We have revised the disclosure to explain that payments are made monthly based on the average daily net assets of the Balanced Series during such month, in the amounts shown in the table.

23.	Comment. Under “What are other key features of the Funds?”, disclose subadvisory fees.

Response. The Registration Statement now states that:

The sub-advisory agreement for the Moderate Allocation Fund, pursuant to which DMC provides day-to-day management services to the Moderate Allocation Fund, provides for payments by LIAC to DMC at an annual rate equal to 0.35% of the average daily net assets of the Moderate Allocation Fund.

24.	Comment. Clarify in the Board’s considerations the reference to “Fund Management.”

Response. “Fund Management” is now defined as the officers of the LVIP Trust.

25.	Comment. Clarify the phrase “global opportunity set” in reference to the Moderate Allocation Fund’s strategy.

Response. We have removed the phrase as part of our revisions reflecting the updated language of the Moderate Allocation Fund’s amended prospectus.

26.	Comment. Regarding disclosure that the Board considered the relative investment performance of the Balanced Series versus information regarding the results of historical back-testing of the strategy used to manage the Moderate Allocation Fund, please provide a clarification of what the Board considered.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Response. The disclosure is revised to refer to “information regarding the performance of other funds or accounts managed using the investment strategies employed the Moderate Allocation Fund.”

27.	Comment. Under “How will the Transaction be carried out?”, disclose the anticipated closing date for the transaction.

Response. As disclosed under “What is the purpose of the Proposal?”, the closing is expected to be in May of 2009. Disclosure has been added under “How will the Transaction be carried out?” as well.

28.	Comment. Disclose in a manner consistent with disclosure in other recent Forms N-14 of LVIP Trust how the net asset value per share of each class of the Balanced Series and the NAV per share for each class of the Moderate Allocation Fund will be determined. Disclose also how the number of shares received will be determined.

Response. We have provided such disclosure in a manner consistent with disclosure in other recent Forms N-14 of LVIP Trust.

29.	Comment. Explicitly state the classes of shares of the Moderate Allocation Fund that will be issued.

Response. We have revised the description of the Plan to provide:

The Plan provides for: (i) the acquisition by the Moderate Allocation Fund of substantially all of the property, assets, goodwill, and stated liabilities of the Balanced Series in exchange for Service Class and Standard Class shares of the Moderate Allocation Fund; (ii) the pro rata distribution of Service Class and Standard Class shares of the Moderate Allocation Fund to contract owners of the Balanced Series.

30.	Comment. Specify in greater detail the costs to be borne by DMC, in a manner consistent with disclosure in other recent Forms N-14 of LVIP Trust.

Response. The Registration Statement discloses that all costs will be borne by DMC. We have added the following to the Registration Statement:

DMC will bear the costs of the Transaction, which include preparation of the Proxy Statement/Prospectus, printing and distributing the Balanced Series’ proxy materials, legal fees, accounting fees, and expenses of holding a shareholder meeting. The brokerage costs associated with repositioning the Balanced Series’ portfolio in connection with the Transaction will also be paid by DMC.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

31.	Comment. Disclose conditions to be satisfied before the reorganization can take place, in a manner consistent with disclosure in other recent Forms N-14 of LVIP Trust.

           Response. The Registration Statement’s discussion of the Plan is qualified in its entirety by the Plan. We have inserted the following into the Registration Statement:

Either Fund’s Board may also agree to terminate and abandon the Transaction at any time before or after the approval of contract owners of the Balanced Series or may terminate and abandon the Transaction at any time prior to the Closing, before or after approval by the shareholders of the Balanced Series, if circumstances should develop that, in a Board’s opinion, make proceeding with the Transaction inadvisable. The Plan provides that the Transaction is conditioned upon: (1) the Plan being approved by shareholders of the Balanced Series; and (2) each Trust receiving an opinion of counsel that the Transaction will constitute a tax-free reorganization for federal income tax purposes.

32.	Comment. In the discussion of federal income tax issues, consider whether any of the information in the other LVIP Forms N-14 should be included in the Registration Statement.

Response. We have added the following language to the tax discussion:

Assuming each variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Transaction.

33.	Comment. Please confirm that you are explicitly incorporating by reference each Fund’s prospectus, statement of additional information, and shareholder reports.

Response. The Part A of the Registration statement explicitly incorporates by reference the following: the Moderate Allocation Fund Prospectus, the Moderate Allocation Fund SAI, the Balanced Series Prospectus, the Balanced Series’ Annual Report to Shareholders for the fiscal year ended December 31, 2008, and the Part B of the Registration Statement. The Balanced Series Part B on Form N- 1A is incorporated by reference into Part B of the Registration Statement.

34.	Comment. In the discussion of Balanced Series’ investment program, provide more information on various qualitative factors referred to in the fourth bullet.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Response. Item 4(b)(2) of Form N-1A requires that the explanation how the adviser decides which securities to buy and sell be in “general terms.” In contrast to the preceding three bullet points, the purpose of this fourth bullet point is to disclose that the portfolio managers may take into account non-quantitative factors. This phrase is identical to what is currently disclosed in the prospectus of the Balanced Series, which is incorporated by reference into the Registration Statement, and, read in the context of the disclosure regarding the investment program, fully meets the requirements of the form.

35.	Comment. Disclose if the Balanced Series invests in international equities, emerging market equities, global real estate securities, fixed income securities, the international developed markets sector, or in the international emerging markets sector. Generally, provide a more detailed comparison of those sectors.

Response. The entire discussion of the instruments in which the Balanced Series may invest is now included in Part A of the Registration Statement. The Balanced Series Prospectus is also incorporated by reference into Part A.

36.	Comment. Disclose the limits each Fund may have on investments in junk bonds, as per revised disclosure in Moderate Allocation Fund’s prospectus.

Response. Disclosure has been added per the amended prospectus of the Moderate Allocation Fund disclosing its limits on investments in junk bonds. The Registration Statement also includes the following, from the Balanced Series prospectus:

DMC will limit the Balanced Series’ investments in high yield bonds to 20% of the Balanced Series’ net assets allocated to fixed income securities (typically no more than 8% of the Balanced Series’ total net assets).

37.	Comment. Disclose that additional information on asset classes and the allowable ranges for the Moderate Allocation Fund may be found in the Moderate Allocation Fund’s prospectus and statement of additional information.

Response. We have added the following language to the Registration Statement:

Additional information on asset classes and the allowable ranges for the Moderate Allocation Fund may be found in the Moderate Allocation Fund’s prospectus and statement of additional information, which is incorporated by reference into the Statement of Additional Information.

38.	Comment. Please revise the phrase “the evolution of the global opportunity set, in the form of absolute and relative changes in the investable universe over time” to match what is in the revised prospectus of the Moderate Allocation Fund.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Response. The language has been revised to read, “the changing universe of global investment opportunities.”

39.	Comment. Revise the descriptions of and discussion of the allowable asset classes for the Moderate Allocation Fund to match the revised N-1A.

Response. We have revised the descriptions of and discussion of the allowable asset classes for the Moderate Allocation Fund to match the revised N-1A.

40.	Comment. State that loss of money is an overall risk of investing in each Fund.

Response. We have inserted the following: “An investment in a mutual fund, such as the Funds, can cause loss of principal invested.”

41.	Comment. Revise the risk comparison using the format used in the N-14 for the LVIP Managed Fund.

Response. We have revised the risk comparison using the format used in the N- 14 for the LVIP Managed Fund.

42.	Comment. Disclose whether allocation risk, liquidity risk, futures and options risk, derivatives risk, index swaps risk, swaps risk, or indebtedness risk are principal risks of either Fund, and explain which strategy leads to each of these risks

Response. The expanded disclosure of the investment strategies of the Balanced Series has been revised to provide the requested information.

43.	Comment. Under “More Information About The Funds,” please revise the language to clarify which documents are incorporated by reference.

Response. The language has been revised to state:

More information about the Moderate Allocation Fund is included in: (i) the current Moderate Allocation Fund Prospectus, which is included with, considered a part of, and incorporated by reference into this Proxy Statement/Prospectus; (ii) the Moderate Allocation Fund SAI; and (iii) the Statement of Additional Information relating this Proxy Statement/Prospectus. The Moderate Allocation Fund is a new fund and therefore has not yet issued an annual or semi-annual report to shareholders. Copies of each of these documents, which have been or will be filed with the SEC and are available upon request and without charge by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

More information about the Balanced Series is included in the Balanced Series Prospectus, which has been filed with the SEC and which is incorporated herein by reference. You can request a copy of the Balanced Series Prospectus, free of charge, by calling (800) 523-1918 or by writing to the Delaware VIP Trust at Attention: Account Services, P.O. Box 219656, Kansas City, MO 64121-9656 by regular mail or 430 W. 7th Street, Kansas City, MO 64105 by overnight courier service.

44. Comment. Disclose manager of managers relief.

Response. The following language has been inserted into the Registration Statement:

Manager of Managers. LIAC and DMC may each employ a “manager of managers” structure for mutual funds pursuant to exemptive orders from the SEC that permit LIAC and DMC, without further shareholder approval, to enter into and materially amend a sub-advisory agreement with a sub-adviser upon approval of the applicable fund’s board of trustees. The SEC orders are subject to certain conditions. For example, within 90 days of the hiring of a new sub-adviser for a fund, the fund’s shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, neither LIAC nor DMC may enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. Each of LIAC and DMC has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement. LIAC is affiliated with DMC.

45.	Comment. Please insert disclosure regarding investments by funds of funds into the Moderate Allocation Portfolio if appropriate, as consistent with other Forms N-14 filed by LVIP Trust.

Response. The following language has been inserted into the Registration Statement:

Impact to Funds from Profile Fund Investments.

The Moderate Allocation Fund may accept investments from the Lincoln Profile Funds, separate investment series of the LVIP Trust, each of which operates as a fund of funds. From time to time, the Lincoln Profile Funds may change the allocations or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the Moderate Allocation Fund, this action may cause the Moderate

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Allocation Fund to experience large purchases of its shares and large inflows. Similarly, the Lincoln Profile Funds may decrease their holdings in the Moderate Allocation Fund, and this may cause the Moderate Allocation Fund to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Moderate Allocation Fund’s portfolio management. For example, the Moderate Allocation Fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.

46.	Comment. Expand the discussion of voting to disclose the method for counting votes received from contract owners who have interests through the separate accounts, as consistent with other Forms N-14 filed by LVIP Trust.

Response. The following language has been inserted into the Registration Statement:

At the meeting, insurance companies whose separate accounts hold Balanced Series shares will vote their Balanced Series shares in accordance with the instructions received from contract owners whose purchase payments were invested by the separate accounts, as of the Record Date, in the Balanced Series. For all separate accounts that support variable annuity contracts, the number of votes which a contract owner may cast when providing voting instructions is determined by applying the contract owner’s percentage interest in the Balanced Series to the total number of votes attributable to the Balanced Series. In determining the number of votes, fractional shares will be recognized.

47.	Comment. Disclose that the effect of proportional voting is that a small number of owners may determine the outcome of a vote, as consistent with other Forms N-14 filed by LVIP Trust.

Response. The following language has been inserted into the section titled “How will shareholder voting be handled?” in the Registration Statement:

Balanced Series shares that are owned directly by funds of funds or other accounts managed by DMC, LIAC, or their affiliates will generally be voted in the same proportion as the votes received from other holders of Balanced Series shares (so-called “echo voting”). To the extent required, the insurance companies whose accounts whose accounts are the record owners of shares of the Balanced Series will echo vote shares attributable to variable contracts as to which no voting instructions are received.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Accordingly, votes controlled by DMC, LIAC or their affiliates, or by such insurance companies will not likely change the outcome of the vote on the Transaction. However, the effect of this proportional voting is that a small number of Contract Owners may determine the outcome of a vote. If voting instructions are properly executed and received in a timely manner but they contain no voting directions, the votes represented by those cards will be cast FOR the proposals considered at the meeting.

48.	Comment. Add appropriate 1933 Act and 1940 Act file numbers for the documents incorporated by reference into Part B of the Registration Statement.

Response. We have done so.

49.	Comment. Please update the date of the prospectus referred to in the Statement of Additional Information.

Response. We have done so.

50.	Comment. Please include an auditors’ consent with the filing.

Response. An auditors’ consent is filed with the Amendment.

51.	Comment. Incorporate by reference the SAI for the Balanced Series.

Response. We have done so.

52.	Comment. Where required by Item 16, file actual agreements or opinions instead of forms of agreements or opinions, or state that the actual agreements or opinions will be filed by subsequent amendment.

Response. We have done so.

53.	Comment. Please make bold the following phrase in the proxy card: “If no specification is made, this proxy shall be voted FOR the Proposal…”

Response. We have done so.

54.	Comment. Make sure the power of attorney relates specifically to the new registration statement.

Response. We have done so.

55.	Comment. Correct references to Balanced Series’ investing 25% of its net assets in “equities” to refer to “common stock.”

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Response. Disclosures regarding allocations to common stocks and to equities generally are separate investment limitations and, therefore, we believe they are correct as currently stated.

56.	Comment. Correct references to the Moderate Allocation Fund “investing” to show that it “will invest.”

Response. We have done so.

57.	Comment. Provide a paragraph in conformance with other LVIP N-14s regarding the summary of the investment strategy for the Moderate Allocation Fund.

Response. We have inserted the following paragraph in replacement of a previous paragraph summarizing the Moderate Allocation Fund’s strategy:

The Moderate Allocation Fund also pursues its investment objectives by investing in a diversified portfolio of securities of different asset classes and investment styles. The Moderate Allocation Fund, however, will have a broader range of investment holdings (equities and fixed-income) and a more global investment orientation. The target percentages that the Moderate Allocation Fund expects to invest in various asset classes are: U.S. equity 30%; international equity 22.5%; emerging markets 7.5%; global real state 0.0%; bonds 38%; and cash equivalents 2%. Actual allocations may vary within the ranges set forth in the table below. Some of the asset classes include multiple investment styles, with the result that the Moderate Allocation Fund has the ability to invest in nine different asset classes or investment styles: U.S. large cap core, U.S. mid and large cap growth, U.S. large cap value, U.S. small cap core, international value equity, international growth, emerging markets, fixed income, and cash equivalents.

58.	Comment. Reproduce the paragraph summarizing the risks of investing in the Funds to the introductory section summarizing such risks.

Response. We have done so.

59.	Comment. Clarify incorporations by reference and provide the requried file numbers.

Response. Under “More Information About the Funds,” the following revised paragraphs are now included:

Additional Information. More information about the Moderate Allocation Fund is included in: (1) the current Moderate Allocation Fund Prospectus

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

dated March 25, 2009 (File. Nos. 033-70742 and 811-08090), which is included with, considered a part of, and incorporated by reference into this Proxy Statement/Prospectus; (2) the Moderate Allocation Fund SAI dated March 25, 2009 (File. Nos. 033-70742 and 811-08090), which is included with, considered a part of, and incorporated by reference into this Proxy Statement/Prospectus; and (3) the Statement of Additional Information dated April 6, 2009 relating this Proxy Statement/Prospectus (File. Nos. 33-70742 and 811-08090). The Moderate Allocation Fund is a new fund and therefore has not yet issued an annual or semi-annual report to shareholders. Copies of each of these documents, which have been or will be filed with the SEC and are available upon request and without charge by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge.

More information about the Balanced Series is included in the Balanced Series Prospectus dated April 29, 2008 (File Nos. 33-14363 and 811-05162) and the Balanced Series’ Annual Report to Shareholders for the fiscal year ended December 31, 2008 (File Nos. 33-14363 and 811-05162), each of which has been filed with the SEC and is incorporated herein by reference. You can request a copy of the Balanced Series Prospectus, free of charge, by calling (800) 523-1918 or by writing to the Delaware VIP® Trust at Attention: Account Services, P.O. Box 219656, Kansas City, MO 64121-9656 by regular mail or 430 W. 7th Street, Kansas City, MO 64105 by overnight courier service.

60.	Comment. Disclose the sub-advisory fee of the Balanced Series.

Response. The Balanced Series does not utilize a subadviser.

61.	Comment. Make explicit that the investment management fees shown are an annual rate.

Response. We have done so.

62.	Comment. In the discussion of the LVIP Board’s considerations, define “LVIP Board.”

Response. We have done so.

63.	Comment. Under “Are there any significant differences between the investment strategies and policies of the Balanced Series and the Moderate Allocation Fund?”, include a brief paragraph comparing which investments each Fund may make, in summary of the ensuing tables.

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Response. We have added the following (note that the description is explicit that these are summaries of principal investment strategies, and not exhaustive or exclusive lists of the investments that each Fund may make):

As described more fully below, the Moderate Allocation Fund has as part of its principal investment strategies to invest in small and medium sized issuers, emerging markets securities, exchange traded funds, and global real estate, while the Balanced Fund does not invest in such investments as part of its principal investment strategies. However, the Balanced Fund invests, as part of its principal investment strategies, in derivatives, index swaps, and futures and options, and the Balanced Fund may, as part of its principal investment strategies, borrow from banks and lend securities, which the Moderate Allocation does not intend to do.

64.	Comment. In the discussion of the investment strategies of the Moderate Allocation Fund, clarify what documents are incoroprated by references versus merely referred to.

Response. We have deleted the language stating the documents are incorporated by reference. Instead, we have included the following, which refers readers to the section of the prospectus/proxy statement that clearly states the documents that are incorporated by reference:

Additional information on asset classes and the allowable ranges for the Moderate Allocation Fund may be found in the Moderate Allocation Fund’s prospectus and statement of additional information. See “More Information About the Funds,” below.

65.	Comment. In Part C, for any exhibits that are “Forms of” requried documents, state that final or executed versions of such documents will be filed by amendment.

Response. We have done so.

     Please do not hesitate to contact Samuel K. Goldstein at (215) 564-8128, or, in his absence, Michael D. Mabry at (215) 564-8011, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein

Securities and Exchange Commission
Attention: Ms. Ellen Sazzman
Mr. Tony Burak
April 3, 2009

Associate
Stradley Ronon Stevens & Young, LLP

Delaware Investments®
A member of Lincoln Financial Group®

PROXY MATERIALS

DELAWARE VIP® BALANCED SERIES

(a series of Delaware VIP Trust)

Dear Variable Annuity or Variable Life Insurance Contract Holder:

     I am writing to let you know that a meeting of the shareholders of Delaware VIP Balanced Series (the “Balanced Series”) will be held on May 18, 2009. The purpose of the meeting is to vote on an important proposal that affects the Balanced Series and your investment in it. You are entitled to provide us with instructions for voting shares of the Balanced Series that your insurance company holds to fund your variable annuity contract or variable life insurance policy. This package contains information about the proposal and the materials to use when voting by mail, by telephone, or through the Internet.

     Please read the enclosed materials and cast your vote. Please vote your shares promptly. Your vote is extremely important, no matter how large or small your holdings may be.

     The proposal has been carefully reviewed by the Balanced Series’ Board of Trustees (the “Trustees”). The Trustees, most of whom are not affiliated with Delaware Investments, are responsible for protecting your interests as a contract owner. The Trustees believe the proposal is in the best interests of the Balanced Series. They recommend that you vote FOR the proposal.

     The enclosed Q&A is provided to assist you in understanding the proposal. The proposal is described in greater detail in the enclosed Proxy Statement/Prospectus.

     Voting is quick and easy. Everything you need is enclosed. To cast your vote, simply complete the proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope. You may also vote by touch-tone telephone or through the Internet. Simply call the toll-free number or visit the website indicated on your proxy card, and follow the recorded or online instructions.

     If you have any questions before you vote, please feel free to call Delaware Investments 800 523-1918. Thank you for your participation in this important initiative.

Sincerely,

/s/ Patrick P. Coyne Patrick P. Coyne

Chairman, President, and Chief Executive Officer

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IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL

     Below is a brief overview of the proposal to be voted upon. Your vote is important. Please read the full text of the Proxy Statement/Prospectus, which you should retain for future reference. If you need another copy of the Proxy Statement/Prospectus, please call Delaware Investments at 800 523-1918.

What proposal am I being asked to vote on?

     You are being asked to vote to approve an Agreement and Plan of Reorganization between Delaware VIP® Trust, on behalf of the Delaware VIP Balanced Series (the “Balanced Series”), and Lincoln Variable Insurance Products (“LVIP”) Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund (the “Moderate Allocation Fund”) (collectively, the “Funds”).

Proposal: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

What reorganization is the Board proposing?

     Contract owners of the Balanced Series are being asked to consider and approve a reorganization (the “Transaction”) that will have the effect of reorganizing the Balanced Series with and into the Moderate Allocation Fund.

Why has the Board of Trustees proposed this reorganization?

  The Balanced Series and Moderate Allocation Fund have similar investment objectives, and similar overall investment strategies.
  The Moderate Allocation Fund has lower net expenses than the Balanced Series, after giving effect to contractual fee waivers, as detailed in the Prospectus/Proxy Statement.
  The Moderate Allocation Fund offers investors broader diversification across a set of global ~~opportunity set~~opportunities compared to the Balanced Series.
  The Moderate Allocation Fund is part of a series of target-risk lifecycle funds that are designed to appeal to retirement plan fiduciaries who may select them to be included in certain investment products. These possible distribution opportunities for the Moderate Allocation Fund may have an impact on raising new assets for the Moderate Allocation Fund while the Balanced Series’ assets have diminished significantly. The proposed reorganization could potentially benefit shareholders of the Balanced Series by providing greater distribution opportunities, which may increase fund assets and ultimately could lead to cost savings as a result of economies of scale.

How will the Transaction potentially benefit shareholders?

     The ~~Funds’ Boards~~Delaware VIP Trust’s Board of Trustees (~~each, a~~the “Board~~” and collectively, the “Boards~~”) considered a number of factors before approving the Transaction.

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After considering these factors, the Boards concluded that shareholders will potentially benefit from the Transaction in the following ways:

  The investment strategies and policies of the Balanced Series are similar, but not identical to, the investment strategies and policies of the Moderate Allocation Fund.
  The portfolio of the Balanced Series has historically been managed in a similar manner (and has similar holdings) to how a large portion of the portfolio of the Moderate Allocation Fund will be managed, which would help to provide for a relatively smooth transition for contract owners of the Balanced Series should the Transaction be approved.
  Shareholders of the Funds potentially could benefit by the growth in assets realized by placing the Balanced Series within a group of funds with more distribution prospects because a larger fund could realize cost savings due to economies of scale from the spreading of fixed costs over a larger asset base. The LVIP Delaware Foundation® Funds are designed to appeal to retirement plan fiduciaries who may select them to be included in certain investment products. The potential increased distribution opportunities may benefit shareholders of the Balanced Series through growth in assets. There can be no assurance, however, that such savings will be realized.
  The Transaction will be structured as a tax-free reorganization so that for federal income tax purposes: (i) shareholders of the Balanced Series will not recognize any gain or loss as a result of the exchange of their shares of the Balanced Series for shares of the Moderate Allocation Fund; and (ii) the Moderate Allocation Fund and its shareholders will not recognize any gain or loss upon receipt of the Balanced Series’ assets.
  If, as is anticipated, the Moderate Allocation Fund has no assets at the time of the closing of the Reorganization, the Transaction will not result in any limitation on the use by the Moderate Allocation Fund of the Balanced Series’ capital loss carryforwards. Therefore, shareholders of the Balanced Series, including Moderate Allocation Fund shareholders post- Transaction, may continue to benefit from the Balanced Series’ capital loss carryforwards, which may be used to offset future capital gains. However, any capital losses of the Moderate Allocation Fund, as the successor in interest to the Balanced Series, may subsequently become subject to an annual limitation as a result of sales of Moderate Allocation Fund shares post-transaction.

How will the Transaction work?

     The Moderate Allocation Fund will acquire substantially all of the assets of the Balanced Series in exchange for shares of the Moderate Allocation Fund. The Balanced Series will then distribute the Moderate Allocation Fund shares on a pro rata basis to its contract owners. At the time of the Transaction, any shares your account owns of the Balanced Series will be cancelled and your account will receive new shares in the same class of the Moderate Allocation Fund that will have an aggregate value equal to the value of your account’s shares in the Balanced Series. More detailed information about the transfer of assets by the Balanced Series and the issuance of shares by the Moderate Allocation Fund can be found in the Proxy Statement/Prospectus.

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Will Portfolio Management change?

     Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, is the investment manager for the Balanced Series. Lincoln Investment Advisors Corporation (“LIAC”) is the investment manager of the Moderate Allocation Fund. DMC will enter into a sub-advisory agreement with LIAC so that it could provide day-to-day portfolio management services to the Moderate Allocation Fund.

What is the anticipated timetable for the Transaction?

     The meeting to vote on the Transaction is scheduled for May 18, 2009 (the “Meeting”). It is currently anticipated that the Transaction, if approved by shareholders, will take place in May 2009. Whether or not you plan to attend the Meeting, please vote your shares by mail, by telephone, or through the Internet. If you determine at a later date that you wish to attend this Meeting, you may revoke your proxy and vote in person, as provided in the attached Proxy Statement/Prospectus.

COMMON QUESTIONS AND GENERAL INFORMATION

Has the Balanced Series’ Board approved the proposal?

     Yes. The Balanced Series’ Board has unanimously approved the proposal and recommends that you vote to approve it.

How many votes am I entitled to cast?

     As a contract owner, you are entitled to one vote for each full share and a fractional vote for each fractional share of the Balanced Series that your account owns on the record date. The record date is March 30, 2009.

How do I vote my shares?

     You can vote your shares by completing and signing the enclosed proxy card and mailing it in the enclosed postage-paid envelope. You may also vote by touch-tone telephone by calling the toll-free number printed on your proxy card and following the recorded instructions. In addition, you may also vote through the Internet by visiting www.proxyvote.com and following the on-line instructions. If you need any assistance, or have any questions regarding the proposal or how to vote your shares, please call Delaware Investments at 800 523-1918.

How do I sign the proxy card?

     Individual Accounts: Shareholders should sign exactly as their names appear on the account registration shown on the card.

     Joint Accounts: Either owner may sign, but the name of the person signing should conform exactly to a name shown in the registration.

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     All Other Accounts: The person signing must indicate his or her capacity. For example, if Ms. Ann B. Collins serves as a trustee for a trust account or other type of entity, she should sign, “Ann B. Collins, Trustee.”

How can I find more information on the Proposal?

     You should read the Proxy Statement/Prospectus that provides details regarding the proposal. If you have any questions, please call 800 523-1918.

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DELAWARE VIP® BALANCED SERIES
(a series of Delaware VIP Trust)

2005 Market Street
Philadelphia, Pennsylvania 19103-7094

NOTICE OF MEETING OF SHAREHOLDERS to be held on May 18, 2009

TO THE OWNERS OF VARIABLE LIFE INSURANCE POLICIES AND VARIABLE ANNUITY CONTRACTS ENTITLED TO GIVE VOTING INSTRUCTIONS WITH REGARD TO ~~THE~~ DELAWARE VIP BALANCED SERIES:

     NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of shareholders of Delaware VIP Balanced Series (the “Balanced Series”), a series of Delaware VIP Trust, has been called by the Board of Trustees of Delaware VIP Trust and will be held at the offices of Stradley Ronon Stevens & Young, LLP located at 2005 Market Street, 26th Floor, Philadelphia, PA 19103, on May 18, 2009 at 3:00 p.m., Eastern Time. The Meeting is being called for the following reasons:

     1. To approve an Agreement and Plan of Reorganization between Delaware VIP Trust, on behalf of the Balanced Series, and Lincoln Variable Insurance Products (“LVIP”) Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund (the “Moderate Allocation Fund”) which provides for: (i) the acquisition of substantially all of the assets of the Balanced Series by the Moderate Allocation Fund, in exchange solely for shares of the Moderate Allocation Fund; (ii) the pro rata distribution of shares of the Moderate Allocation Fund to the shareholders of the Balanced Series; and (iii) the complete liquidation and dissolution of the Balanced Series.

     2. To vote upon any other business as may properly come before the Meeting or any adjournment thereof.

     Shareholders of record of the Balanced Series as of the close of business on March 30, 2009 are entitled to notice of, and to vote at, the Meeting or any adjournment thereof. Your variable life insurance or variable annuity contract entitles you to direct your insurance company how to vote. Shares of the Balanced Series are held primarily by separate accounts of insurance companies that support certain variable annuity contracts and variable life insurance policies. (For convenience, contract owners and policy participants are referred to collectively as “contract owners”). Contract owners have the right to instruct the insurance companies how to vote these shares of the Balanced Series. Whether or not you plan to attend the Meeting, please vote your shares by returning the proxy card by mail in the enclosed postage-paid envelope provided, or by voting by telephone or over the Internet. Your vote is important.

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By Order of the Board,

/s/ Patrick P. Coyne Patrick P. Coyne

Chairman, President, and Chief Executive Officer

~~[ ],~~April 6, 2009

To secure the largest possible representation and to save the expense of further mailings, please mark your proxy card, sign it, and return it in the enclosed envelope, which requires no postage if mailed in the United States. If you prefer, you may instead vote by telephone or the Internet. You may revoke your proxy at any time at or before the Meeting or vote in person if you attend the Meeting, as provided in the attached Proxy Statement/Prospectus.

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PROXY STATEMENT/PROSPECTUS
TABLE OF CONTENTS
Page

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF
REORGANIZATION	2
SUMMARY	2
What is the purpose of the Proposal?	2
How do the investment objectives, strategies, and policies of the Balanced
Series and the Moderate Allocation Fund compare?	3
What are the principal risks associated with investments in the Funds?	4
What are the general tax consequences of the Transaction?	4
Who manages the Funds?	4
What are the fees and expenses of each Fund and what might they be after
the Transaction?	~~9~~5

How do the performance records of the Funds compare?	~~12~~8

Where can I find more financial information about the Funds?	~~12~~8

What are other key features of the Funds?	~~12~~13

REASONS FOR THE TRANSACTION	~~14~~15

INFORMATION ABOUT THE TRANSACTION AND THE PLAN	19
How will the Transaction be carried out?	19
Who will pay the expenses of the Transaction?	~~19~~20

What are the tax consequences of the Transaction?	~~20~~21

What should I know about shares of the Moderate Allocation Fund?	~~20~~21

What are the capitalizations of the Funds and what might the capitalization

be after the Transaction?	~~21~~23

COMPARISON OF INVESTMENT OBJECTIVES, STRATEGIES, POLICIES,

AND RISKS	~~22~~24

Are there any significant differences between the investment objectives of the

Balanced Series and the Moderate Allocation Fund?	~~22~~24

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Are there any significant differences between the investment strategies and

policies of the Balanced Series and the Moderate Allocation Fund?	~~22~~24

How do the fundamental investment restrictions of the Funds differ?	~~26~~32

What are the risk factors associated with investments in the Funds?	~~26~~32

What vote is necessary to approve the Plan?	~~26~~32

MORE INFORMATION ABOUT THE FUNDS	~~29~~37

VOTING INFORMATION	~~31~~39

PRINCIPAL HOLDERS OF SHARES	~~34~~42

EXHIBITS
Exhibit A - Form of Agreement and Plan of Reorganization
Exhibit B - Principal Holders of Shares as of March 30, 2009

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PROXY STATEMENT/PROSPECTUS

Dated April [~~5~~6], 2009

Acquisition of Substantially All of the Assets of:

DELAWARE VIP® BALANCED SERIES

(a series of Delaware VIP Trust)

By and in exchange for shares of

LVIP DELAWARE FOUNDATION® MODERATE ALLOCATION FUND

(a series of Lincoln Variable Insurance Products Trust)

     This Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) solicits proxies to be voted at a meeting (the “Meeting”) of the shareholders of Delaware VIP Balanced Series (the “Balanced Series”), a series of Delaware VIP Trust. The Meeting was called by the Board of Trustees of Delaware VIP Trust (the “Delaware VIP Trust Board”) to vote on the approval of the Plan (as more fully described below).

     The Meeting will be held at the offices of Stradley Ronon Stevens & Young, LLP located at 2005 Market Street, 26th Floor, Philadelphia, PA 19103, on May 18, 2009 at 3:00 p.m., Eastern Time. The Delaware VIP Trust Board, on behalf of the Balanced Series, is soliciting these proxies. This Proxy Statement/Prospectus will first be sent to contract owners on or about

~~[ ],~~April 9, 2009.

     The principal offices of Lincoln Variable Insurance Products Trust (“LVIP Trust”) and Delaware VIP Trust (each, a “Trust” and collectively, the “Trusts”) are located at 1300 South Clinton Street, Fort Wayne, Indiana ~~46802.~~46802 and 2005 Market Street, Philadelpha, PA 19103, respectively. You can reach the ~~Lincoln Variable Insurance Products~~LVIP Trust by telephone by calling (800) 4LINCOLN (454-6265). ~~The principal offices of Delaware VIP Trust are located at 2005 Market Street, Philadelphia, PA 19103.~~ You can reach the Delaware VIP Trust by telephone by calling (800) 523-1918.

     ~~Shares of the Balanced Series are held primarily by separate accounts of insurance companies that support certain variable annuity contracts and variable life insurance policies. (For convenience, contract owners and policy participants are referred to collectively as “contract owners”). Contract owners have the right to instruct the insurance companies how to vote these shares of the Balanced Series.~~

     This Proxy Statement/Prospectus gives you information about an investment in the LVIP Delaware Foundation~~®~~ Moderate Allocation Fund (the “Moderate Allocation Fund”) and about other matters that you should know before voting and investing. You should retain it for future reference. A Statement of Additional Information dated April [~~5~~6], 2009 (the “Statement of Additional Information”) relating to this Proxy Statement/Prospectus, which includes more information about the Moderate Allocation Fund and the Balanced Series (each, a “Fund” and collectively, the “Funds”) and the proposed transaction, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is incorporated herein by reference. Additional

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information about the Moderate Allocation Fund has been filed with the SEC and is available upon oral or written request and without charge. You can request a free copy of the Statement of Additional Information and other information by calling (800) 4LINCOLN (454-6265), or by writing to the LVIP Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

     The Prospectus of the LVIP Moderate Allocation Fund dated March ~~[_],~~25, 2009 (the “Moderate Allocation Fund Prospectus”) is included with and is considered a part of this Proxy Statement/Prospectus, and is intended to provide you with information about the Moderate Allocation Fund. Because it is a new fund, the Moderate Allocation Fund has not yet issued an annual or semi-annual report to shareholders.

     ~~You can request a free copy of the Statement of Additional Information by calling (800) 4LINCOLN (454-6265), or by writing to the Lincoln Variable Insurance Products Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802.~~

     Shares of the Balanced Series are held primarily by separate accounts of insurance companies that support certain variable annuity contracts and variable life insurance policies. (For convenience, contract owners and policy participants are referred to collectively as “contract owners”). Contract owners have the right to instruct the insurance companies how to vote these shares of the Balanced Series.

     Like all mutual funds, the SEC has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

     Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other U.S. government agency. Mutual fund shares involve investment risks, including the possible loss of principal.

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

     Shareholders of the Balanced Series are being asked to consider and approve an Agreement and Plan of Reorganization (the “Plan”) that will have the effect of reorganizing the Balanced Series with and into the Moderate Allocation Fund as summarized below. As a contract owner, you are entitled to instruct your insurance company on how to vote the shares of the Balanced Series attributable to you under your contract or policy.

     The Plan provides for: (i) the acquisition by the Moderate Allocation Fund of substantially all of the property, assets, goodwill, and stated liabilities of the Balanced Series in exchange for Service Class and Standard Class shares of the Moderate Allocation Fund; (ii) the pro rata distribution of Service Class and Standard Class shares of the Moderate Allocation Fund to contract owners of the Balanced Series; and (iii) the liquidation and dissolution of the Balanced Series. If the shareholders of the Balanced Series vote to approve the Plan, as a contract owner of the Balanced Series, your account will receive Moderate Allocation Fund shares equal in total value to, and of the same class as, your investment in the Balanced Series. The Balanced Series will then be liquidated.

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SUMMARY

     This is only a summary of certain information contained in the Proxy Statement/Prospectus. You should read the more complete information in the rest of this Proxy Statement/Prospectus, including the Plan (attached as Exhibit A) and the Moderate Allocation Fund Prospectus, which is included with this Proxy Statement/Prospectus.

What is the purpose of the Proposal?

     The Delaware VIP® Trust Board approved the Plan for the Balanced Series and recommends that shareholders of the Balanced Series approve the Plan. If shareholders of the Balanced Series approve the Plan, substantially all of the Balanced Series’ assets will be transferred to the Moderate Allocation Fund in exchange for the Moderate Allocation Fund’s shares equal in value to the assets of the Balanced Series that are transferred to the Moderate Allocation Fund. The Moderate Allocation Fund shares will then be distributed pro rata to the Balanced Series’ shareholders and the Balanced Series will be liquidated and dissolved. This proposed transaction is referred to in this Proxy Statement/Prospectus as the “Transaction.”

     The Transaction, if approved, will result in your account’s shares of the Balanced Series being exchanged for a number of Moderate Allocation Fund shares of the same class equal in total value to your account’s shares of the Balanced Series. This means that your insurance company separate account will cease to be a shareholder of the Balanced Series and will become a shareholder of the Moderate Allocation Fund. This exchange will occur on a date agreed to by the parties to the Plan (hereinafter, the “Closing Date”), which is currently expected to be in May~~,~~ 2009.

     The Moderate Allocation Fund was formed as one of three new asset allocation funds, collectively referred to as the “LVIP Delaware Foundation® Funds,” that are structured as ~~competitively-priced~~target risk lifecycle funds. The LVIP Delaware Foundation Funds are designed to qualify as retirement plan alternatives. The potential for increased distribution opportunities may benefit shareholders of the Balanced Series through growth in assets, as discussed herein.

     For the reasons set forth below under “Reasons for the Transaction,” the Boards Trustees of each Trust (each, a “Board” and collectively, the “Boards”) have concluded that the Transaction is in the best interests of the Funds. The Boards have also concluded that no dilution in value would result to the contract owners of the Funds as a result of the Transaction.

How do the investment objectives, strategies, and policies of the Balanced Series and the Moderate Allocation Fund compare?

     The investment objective of the Balanced Series is similar, but not identical, to the investment objective of the Moderate Allocation Fund. The Balanced Series seeks a balance of capital appreciation, income and preservation of capital, whereas the Moderate Allocation Fund seeks capital appreciation with current income as a secondary objective. Both Funds invest in a mix of equity securities and fixed income securities, seeking to provide both appreciation and income. Each Fund’s investment objective is ~~non-fundamental~~nonfundamental, which means that it may be changed without prior contract owner approval.

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     The overall investment strategies and policies of the Balanced Series are similar, but not identical, to the investment strategies and policies of the Moderate Allocation Fund. The Balanced Series will, under normal circumstances, generally invest at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, including high yield fixed income securities. Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, will limit the Balanced Series’ investments in high yield bonds to 20% of the Balanced Series’ net assets allocated to fixed income securities (typically no more than 8% of the Balanced Series’ total net assets). The Balanced Series invests in common stocks of established companies that ~~Delaware Management Company (“DMC”)~~DMC believes have the potential for long-term capital appreciation. In addition, the Balanced Series invests in various types of fixed income securities, including U.S. government securities and corporate bonds.

     The Moderate Allocation Fund seeks to achieve its objectives by investing in a combination of underlying securities representing a variety of asset classes and investment styles managed by DMC. The Moderate Allocation Fund uses an active allocation approach when selecting investments for the Moderate Allocation Fund. In striving to meet its objectives, the Moderate Allocation Fund will typically target about 60% of its net assets in equity securities and about 40% of its net assets in fixed income securities. The Moderate Allocation Fund may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds.

     The most significant difference between the Funds’ investment policies is how each Fund executes its investment objectives and overall investment strategies. For the Balanced Series, equity assets are managed by DMC’s Value Equity portfolio management team, which utilizes a value-oriented investment philosophy to invest in securities of large-capitalization companies that they believe have long-term capital appreciation potential. The remainder of the Balanced Series’ assets will generally be invested in various types of fixed income securities, including U.S. government and government agency securities, corporate bonds, and high yield securities.

     In contrast, the Moderate Allocation Fund currently invests ~~approximately 50%~~a portion of its ~~assets~~portfolio pursuant to ~~the~~ investment styles similar to those described above for the Balanced Series~~. In~~, but, in addition, the Moderate Allocation Fund is permitted to invest pursuant to the following investment styles: U.S. Large Cap Core Equity, U.S. Large Cap Growth Equity, U.S. Small Cap Core Equity, International Value Equity, International Growth Equity, Global Real Estate Equity, and Emerging Markets Equity. In addition, within its fixed income holdings, the Moderate Allocation Fund is permitted to invest in a larger proportion of non-U.S. fixed income securities.

     For further information about the investment objectives and policies of the Funds, see “Comparison of Investment Objectives, Strategies, Policies, and Risks” below.

What are the principal risks associated with investments in the Funds?

     As with most investments, investments in the Funds involve certain risks. There can be no guarantee against losses resulting from an investment in either Fund, nor can there be any assurance that either Fund will achieve its investment objective. Investments in the Funds involve principal risks such as market ~~risk~~, industry and sector ~~risk~~, foreign ~~risk~~, credit ~~risk~~, and

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interest ~~risk~~. For further information about the risks of investing in the Funds, see “Comparison of Investment Objectives, Strategies, Policies, and Risks” below.

What are the general tax consequences of the Transaction?

     It is expected that shareholders of the Balanced Series will not recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares in the Balanced Series for shares of the Moderate Allocation Fund pursuant to the Transaction. ~~In addition~~Additionally, assuming each variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Transaction. Further, contract holders that have selected either Fund as an investment option are not taxed currently on income or gains realized under such contracts until the income or gain is distributed. Affected contract owners and shareholders should, however, consult their tax advisers regarding the effect, if any, of the Transaction in light of their individual circumstances. Contract holders should also consult their tax adviser about other state and local tax consequences of the Transaction, if any, because the information about tax consequences in this document relates to the federal income tax consequences of the Transaction only. For further information about the federal income tax consequences of the Transaction, see “Information About the Transaction - What are the tax consequences of the Transaction?”

~~Who manages the Funds?~~

     ~~The management of the business and affairs of each Fund is the responsibility of the Board of the applicable Trust. Each Board and each Fund’s senior management select officers to be responsible for the day-to-day operations of the Fund.~~

     ~~DMC manages the assets of the Balanced Series and makes investment decisions for the Moderate Allocation Fund. DMC is a series of Delaware Management Business Trust, which is a subsidiary of Delaware Management Holdings, Inc., and is located at 2005 Market Street, Philadelphia, Pennsylvania 19103. DMC and its predecessors have been managing the assets of the Delaware Companies since 1938.~~

     ~~Lincoln Investment Advisors Corporation (“LIAC”) serves as the investment adviser for the Moderate Allocation Fund. Pursuant to an Investment Management Agreement dated April 30, 2007, LIAC is primarily responsible for the Moderate Allocation Fund’s portfolio investments and reports to the Board of Trustees of Lincoln Variable Insurance Products Trust. With limited exceptions, the Moderate Allocation Fund conducts its other business and affairs and bears the expenses and salaries necessary and incidental thereto. These expenses include, without limitation, expenses related to: the maintenance of the Moderate Allocation Fund’s books, records and procedures, including corporate secretary services; general accounting oversight; preparation of tax returns and reports; and legal services provided by LIAC or an affiliate of LIAC.~~

     ~~DMC makes the day-to-day investment decisions for the Moderate Allocation Fund, pursuant to a sub-advisory agreement with LIAC. DMC makes investment decisions for the Moderate Allocation Fund in accordance with the Moderate Allocation Fund’s investment objectives and places orders on behalf of the Moderate Allocation Fund to effect those decisions. Thus, while the investment adviser for the Moderate Allocation Fund is different from the~~

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~~investment adviser for the Balanced Series, the same entity makes the day-to-day investment decisions both Funds.~~

     ~~As of December 31, 2008, DMC and its affiliates within Delaware Investments managed, in the aggregate, more than $115 billion in assets in various institutional or separately managed investment company and insurance accounts. As of December 31, 2008, LIAC provided oversight, in the aggregate, more than $10.5 billion in assets in various separately managed investment company accounts. LIAC and DMC are each an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.~~

     ~~A discussion of the basis for the approval by Lincoln Variable Insurance Products Trust’s Board of Trustees of the Moderate Allocation Fund’s investment advisory contract will be available in the Moderate Allocation Fund’s semi-annual report to shareholders for the period ended June 30, 2009. A discussion of the basis for the approval by Delaware VIP® Trust’s Board of Trustees of the Balanced Series’ investment advisory contract is available in the Balanced Series’ semi- annual report to shareholders for the period ended June 30, 2008.~~

     ~~Portfolio Managers of the Moderate Allocation Fund. The Portfolio managers of the Moderate Allocation Fund are employed by DMC, the Fund’s sub-adviser. Michael J. Hogan has primary responsibility for making day-to-day investment decisions for the Moderate Allocation Fund. When making investment decisions for the Moderate Allocation Fund, Mr. Hogan regularly consults with Paul Grillo, Sharon Hill, Francis X. Morris, and Babak Zenouzi.~~

     ~~Michael J. Hogan, CFA, Executive Vice President, Chief Investment Officer, Head of Equity Investments. Michael J. Hogan joined Delaware Investments in April 2007 to lead equity investments, which comprises ten in-house investment teams. Prior to joining DMC, he spent 11 years at SEI, most recently as the managing director and global head of equity for the past three years. SEI's Global Equity team comprised more than 20 investment professionals across four countries and was responsible for a wide range of equity mandates. Hogan also led SEI's U.S. Equity team, was the director for the Non-U.S. Equity team, and was a portfolio strategist on the Global Asset Allocation team. He worked at PNC Asset Management for seven years as a senior economist and then as a portfolio strategist. Hogan started his career at Wharton Econometric Forecasting Associates. He graduated from the University of Delaware with a bachelor's degree and a master's degree in economics, and he is a member of the CFA Institute and the CFA Institute and the CFA Society of Philadelphia.~~

     ~~Paul Grillo, CFA, Senior Vice President, Senior Portfolio Manager. Paul Grillo is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. He joined Delaware Investments in 1992, and also serves as a mortgage-backed and asset-backed securities analyst. Previously, he served as a mortgage strategist and trader at Dreyfus Corporation. He also worked as a mortgage strategist and portfolio manager at Chemical Investment Group and as a financial analyst at Chemical Bank. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University.~~

     ~~Sharon Hill, Ph.D., Senior Vice President, Head of Equity Quantitative Research and Analytics. Sharon Hill, Ph.D., is head of equity quantitative research and analytics. Her group builds stock selection models and optimization tools, and conducts quantitative research for~~

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~~domestic, international, and global equity mandates. She is responsible for managing an institutional global equity portfolio, and serves on the committee that determines strategic and tactical weights for the firm’s multi-asset-class target risk funds. She began her career at Delaware Investments as a senior programmer/analyst of investment systems within the IT department, and then moved to the equity group as a quantitative analyst before assuming her current position. Prior to joining DMC in 2000, she worked as a university professor, and as a fixed income financial software developer for Bloomberg. Dr. Hill holds a bachelor's degree, with honors, in mathematics from the City University of New York at Brooklyn College as well as a master's degree and Ph.D. in mathematics from the University of Connecticut. Dr. Hill’s academic publications include work on water waves and complex spring systems.~~

     ~~Francis X. Morris, Senior Vice President, Chief Investment Officer - Core Equity. Francis X. Morris joined Delaware Investments in 1997 and is currently the chief investment officer for Core Equity investments. Prior to joining DMC, Morris served as vice president and director of equity research at PNC Asset Management. He received a bachelor's degree from Providence College and holds an MBA from Widener University. Mr. Morris is a past president of the CFA Society of Philadelphia and is a member of the CFA Institute. In addition, he is a former officer of the National Association of Petroleum Investment Analysts.~~

     ~~Babak (Bob) Zenouzi, Senior Vice President, Senior Portfolio Manager. Bob Zenouzi is the lead manager for the domestic and global REIT effort at Delaware Investments, which includes the team, its process, and its institutional and retail products, which he created during his prior time with DMC. He also focuses on opportunities in Japan, Singapore, and Malaysia for DMC’s global REIT product. Additionally, he serves as lead portfolio manager for DMC’s Dividend Income products, which he helped to create in the 1990s. He rejoined Delaware Investments in May 2006. In his first term with DMC, he spent seven years as an analyst and portfolio manager, leaving in 1999 to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager on Chartwell's Small-Cap Value portfolio. He began his career with The Boston Company, where he held several positions in accounting and financial analysis. Zenouzi earned a master's degree in finance from Boston College and a bachelor's degree from Babson College. He is a member of the National Association of Real Estate Investment Trusts and the Urban Land Institute.~~

     ~~The Statement of Additional Information for the Moderate Allocation Fund dated [March 7], 2009 related to the Moderate Allocation Fund Prospectus (the “Moderate Allocation Fund SAI”), provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Moderate Allocation Fund. For information on how to obtain a copy of the Moderate Allocation Fund SAI, please see the section entitled “More Information about the Funds.”~~

     ~~Portfolio Managers of the Balanced Series. D. Tysen Nutt, Jr., Anthony A. Lombardi, Robert A. Vogel, Jr., Nikhil G. Lalvani, Nashira S. Wynn, and Kristen E. Bartholdson have primary responsibility for making the day-to-day investment decisions for the equity portion of the Balanced Series. Messrs. Nutt, Lombardi, and Vogel assumed responsibility for the Balanced Series in February 2005, Mr. Lalvani and Ms. Wynn assumed responsibility for the Balanced Series in October 2006, and Ms. Bartholdson assumed responsibility for the Balanced~~

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~~Series in December 2008. Paul Grillo, Roger A. Early, Thomas H. Chow, and Kevin P. Loome have primary responsibility for making day-to-day investment decisions for the fixed income portion of the Balanced Series. Mr. Grillo has been managing the fixed income portion of the Balanced Series since April 2000. Messrs. Early and Chow assumed responsibility for the Balanced Series in May 2007. Mr. Loome assumed responsibility for the Balanced Series in August 2007.~~

     ~~D. Tysen Nutt Jr., Senior Vice President, Senior Portfolio Manager, Team Leader –Large-Cap Value Focus Equity. D. Tysen Nutt, Jr. joined Delaware Investments in 2004 as senior vice president and senior portfolio manager for DMC’s Large-Cap Value Focus strategy. Before joining DMC, Mr. Nutt led the U.S. Active Large-Cap Value team within Merrill Lynch Investment Managers (MLIM), where he managed mutual funds and separate accounts for institutions and private clients. He departed MLIM as a managing director. Prior to joining MLIM in 1994, Nutt was with Van Deventer & Hoch (V&H) where he managed large-cap value portfolios for institutions and private clients. He began his investment career at Dean Witter Reynolds, where he eventually became vice president, investments. Nutt earned his bachelor’s degree from Dartmouth College, and he is a member of the New York Society of Security Analysts and the CFA Institute.~~

     ~~Anthony A. Lombardi, CFA, Vice President, Senior Portfolio Manager. Anthony A. Lombardi joined Delaware Investments in 2004 as a vice president and senior portfolio manager for DMC’s Large-Cap Value Focus strategy. Previously, Lombardi worked at Merrill Lynch Investment Managers from 1998 to 2004, where he rose to the position of director and portfolio manager for the U.S. Active Large-Cap Value team, managing mutual funds and separate accounts for institutions and private clients. Prior to that, he worked at Dean Witter Reynolds for seven years as a sell-side equity research analyst, and he began his career as an investment analyst with Crossland Savings in 1989. Mr. Mr. Lombardi graduated from Hofstra University, receiving a bachelor’s degree in finance and an MBA with a concentration in finance. He is a member of the New York Society of Security Analysts and the CFA Institute.~~

     ~~Robert A. Vogel Jr., CFA, Vice President, Senior Portfolio Manager. Robert A. Vogel, Jr. joined Delaware Investments in 2004 as a vice president, senior portfolio manager for DMC’s Large-Cap Value Focus strategy. He previously worked at Merrill Lynch Investment Managers for more than seven years, where he rose to the position of director and portfolio manager within the U.S. Active Large-Cap Value team. He began his career in 1992 as a financial consultant at Merrill Lynch. Mr. Vogel graduated from Loyola College in Maryland, earning both bachelor’s and master’s degrees in finance. He also earned an MBA with a concentration in finance from The Wharton School of the University of Pennsylvania, and he is a member of the New York Society of Security Analysts and the CFA Society of Philadelphia.~~

     ~~Nikhil G. Lalvani, CFA, Vice President, Portfolio Manager. Nikhil G. Lalvani is a portfolio manager with DMC’s Large-Cap Value Focus team. At Delaware Investments, Lalvani has served as both a fundamental and quantitative analyst. Prior to joining DMC in 1997,~~ he was ~~a research associate with Bloomberg. Mr. Lalvani holds a bachelor’s degree in finance from Penn State University and is a member of the CFA Society of Philadelphia.~~

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     ~~Nashira S. Wynn, Vice President, Portfolio Manager. Nashira S. Wynn is a portfolio manager with DMC’s Large-Cap Value Focus team. Prior to joining Delaware Investments in 2004, she was an equity research analyst for Merrill Lynch Investment Managers, starting there in July 2001. Wynn earned a bachelor’s degree in finance, with a minor in economics, from The College of New Jersey, and she attended England’s Oxford University as a presidential scholar.~~

     ~~Kristen E. Bartholdson, Vice President, Portfolio Manager. Ms. Bartholdson is a portfolio manager with the firm’s Large-Cap Value Focus team. Prior to joining the firm in 2006, she worked as at Susquehanna International Group from 2004 to 2006, where she was an equity research salesperson. From 2000 to 2004 she worked in equity research at Credit Suisse, most recently as an associate analyst in investment strategy. Bartholdson earned her bachelor’s degree in economics from Princeton University.~~

     ~~Biographical information for Paul Grillo is included above in the discussion of his role in managing the Moderate Allocation Fund.~~

     ~~Roger A. Early, CPA, CFA, CFP, Senior Vice President, Senior Portfolio Manager. Roger A. Early is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. He re-joined Delaware Investments in March 2007. During his previous tenure at DMC, from 1994 to 2001, he was a senior portfolio manager in the same area, and he left Delaware Investments as head of its U.S. investment grade fixed income group. Early most recently worked at Chartwell Investment Partners, where he served as a senior portfolio manager in fixed income from 2003 to 2007. He also worked at Turner Investments from 2002 to 2003, where he served as chief investment officer for fixed income, and Rittenhouse Financial from 2001 to 2002. He started his career in Pittsburgh, leaving to join Delaware Investments in 1994 after 10 years at Federated Investors. Early earned his bachelor's degree in economics from The Wharton School of the University of Pennsylvania and an MBA with concentrations in finance and accounting from the University of Pittsburgh and he is a member of the CFA Society of Philadelphia.~~

     ~~Thomas H. Chow, CFA, Senior Vice President, Senior Portfolio Manager. Thomas H. Chow is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. His experience includes exposure to asset liability management strategies and credit risk opportunities. Prior to joining Delaware Investments in 2001, he was a trader of high grade and high yield securities, and was involved in the portfolio management of collateralized bond obligations (CBOs) and insurance portfolios at SunAmerica/AIG from 1997 to 2001. Before that, he was an analyst, trader, and portfolio manager at Conseco Capital Management from 1989 to 1997. Chow received a bachelor's degree in business analysis from Indiana University, and he is a Fellow of Life Management Institute.~~

     ~~Kevin P. Loome, CFA, Senior Vice President, Senior Portfolio Manager, Head of High Yield Investments. Kevin P. Loome is head of the High Yield fixed income team, responsible for portfolio construction and strategic asset allocation of all high yield fixed income assets. Prior to joining Delaware Investments in August 2007, Loome spent 11 years at T. Rowe Price, starting as an analyst and leaving DMC as a portfolio manager. He began his career with Morgan Stanley as a corporate finance analyst in the New York and London offices. Loome received his~~

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~~bachelor's degree in commerce from the University of Virginia and earned an MBA from the Tuck School of Business at Dartmouth.~~

     ~~The Statement of Additional Information for the Balanced Series dated April 29, 2008, as amended and supplemented to date (the “Balanced Series SAI”), provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Balanced Series. For information on how to obtain a copy of the Balanced Series SAI, please see the section entitled “More Information about the Funds.”~~

What are the fees and expenses of each Fund and what might they be after the Transaction?

     The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Funds. The sales charge structure for each Fund is identical: neither Fund charges any sales load. The expenses shown for the Balanced Series are based on expenses incurred during the Balanced Series’ fiscal year ended December 31, 2008. The expenses for the Moderate Allocation Fund are estimates based on Moderate Allocation Fund’s fees and projected expenses. The expenses for Moderate Allocation Fund (Pro Forma) are estimated based on what the expenses of the Moderate Allocation Fund might have been for the year ended December 31, 2008, if the Transaction had occurred as of the beginning of that year.

     The fees described in the following table relate only to the fees and expenses of the Funds and do not include any fees or expenses charged under a variable contract. Variable contracts may impose sales charges and other ongoing fees and expenses on variable contract holders, which are described in your variable contract’s prospectus.

These tables do not reflect any fees, expenses and withdrawal charges imposed by the variable annuity contracts or variable life insurance policies for which the Funds serve as investment vehicles. If those fees and expenses had been included, your costs would be higher.

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FEE TABLES FOR

THE BALANCED SERIES AND THE MODERATE ALLOCATION FUND

Standard Class Shares

	Balanced Series	Moderate	Moderate

	(actual)	Allocation Fund	Allocation Fund

		(estimated)	(pro forma after

			Transaction)[1]

Annual Fund Operating Expenses
(deducted from Fund assets)
Management Fees	0.65%	0.75% [5]	0.75% [5]
Distribution and Service (12b-1) Fees	none	none	none
Total Other Expenses	0.34%	0.41% [2]	0.41% [2]
Acquired Fund Fees and	none	0.03%	0.03%
Expenses
Total Annual Fund Operating Expenses	0.99%	1.19%	1.19%
Fee Waiver/Expense Reimbursement	none	(0.43)% [3,5]	(0.43)% [3,5]
Net Expenses	0.99%	0.76%	0.76%

Service Class Shares

	Balanced Series	Moderate	Moderate

	(actual)	Allocation Fund	Allocation Fund

		(estimated)	(pro forma after

			Transaction)[1]

Annual Fund Operating Expenses
(deducted from Fund assets)
Management Fees	0.65%	0.75% [5]	0.75% [5]
Distribution and Service (12b-1) Fees	0.30% [4]	0.25%	0.25%
Total Other Expenses	0.34%	0.41% [2]	0.41% [2]
Acquired Fund Fees and	none	0.03%	0.03%
Expenses
Total Annual Fund Operating Expenses	1.29%	1.44%	1.44%
Fee Waiver/Expense Reimbursement	(0.05)% [4,6]	(0.43)% [3,5]	(0.43)% [3,5]
Net Expenses	1.24%	1.01%	1.01%

1.	Pro forma numbers estimate the expenses of Moderate Allocation Fund after the Transaction based on the estimated expenses of Moderate Allocation Fund before the Transaction, and giving effect to the acquisition by Moderate Allocation Fund of Balanced Series’ assets.

2.	As a new fund, the Moderate Allocation Fund has no prior history of investment operations, so its “Other Expenses” are estimates for its first fiscal year ended December 31, ~~2008.~~2009.

3.	~~LIAC~~Lincoln Investment Advisors Corporation (“LIAC”) has contractually agreed to reimburse each class to the extent that the Fund’s total annual fund operating expenses, excluding any underlying fund fees and expenses, taxes, interest, brokerage fees, 12b-1 fees, and non-routine expenses, exceed 0.73% of average daily net assets. This contract will

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continue at least through April 30, 2010 and will renew automatically for one-year terms unless LIAC provides written notice of termination to the Fund.

4.	Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Balanced Series’ distributor, Delaware Distributors, L.P. (~~”~~“DDLP”), has contracted to limit 12b-1 fees to no more than 0.25% of average daily net assets from May 1, 2008 through April 30, ~~2009.~~2010.

5.	~~LIA~~LIAC has contractually agreed to waive a portion of its advisory fee for the ~~fund~~Fund equal to 0.10% of average daily net assets of the ~~fund.~~ Fund. This fee waiver will apply before the reimbursement described above in note 3. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the ~~funds~~Fund.

6.	DMC has agreed to voluntarily waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 plan expenses, taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual fund operating expenses from exceeding, in an aggregate amount, 0.92% of the Balanced Series’ average daily net assets from April 1, 2009 until such time as the voluntary expense cap is discontinued. These fee waivers and expense reimbursements apply only to expenses paid directly by the Balanced Series, and may be discontinued at any time because they are voluntary. The fees and expenses shown in the annual fund operating expenses table above do not reflect this voluntary expense cap.

The following examples help you compare the cost of investing in the Funds. The examples illustrate the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the ~~fund’s~~Fund shares. The examples also assume that the Funds provide a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. ~~These examples do not reflect any variable contract expenses. If reflected, the expenses shown would be higher.~~ The results apply whether or not you redeem your investment at the end of the given period.

The examples do not reflect any fees, expenses or withdrawal charges imposed by the variable annuity contracts or variable life insurance policies for which the Funds serve as investment vehicles. If those fees and expenses had been included, your costs would be higher.

Examples

Standard Class	1 Year	3 Years	5 Years	10 Years
Balanced Series[1]	$101	$315	$547	$1,213
Moderate Allocation ~~Portfolio~~Fund[1]	$78	$335	$613	$1,405
Pro forma Moderate Allocation	$78	$335	$613	$1,405
~~Portfolio~~Fund (after the
Transaction)[1]

~~Standard~~Service Class	1 Year	3 Years	5 Years	10 Years

Balanced Series[1]	$126	$404	$703	$1,552
Moderate Allocation ~~Portfolio~~Fund[1]	$103	$413	$746	$1,687

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Pro forma Moderate Allocation	$103	$413	$746	$1,687
~~Portfolio~~Fund (after the
Transaction)[1]

1.	These examples reflect the net operating expenses with applicable expense or fee waivers for the one-year contractual period and the total operating expenses without expense waivers for years 2 through 10.

     The numbers above are only examples. They do not represent past or future expenses or returns. Each of the Funds pays its own operating expenses. The effects of these expenses are reflected in the net asset value and are not directly charged to your account. The expenses of each of the Funds are comprised of expenses attributable to each Fund, respectively, as well as expenses that are allocated among the various series of the applicable Trust because they are not attributable to any particular series.

How do the performance records of the Funds compare?

     The Moderate Allocation Fund is a new fund and has no performance history. As described under the section “Reasons for the Transaction,” the Boards considered a number of factors when reviewing the Plan and considering the proposed Transaction, including the performance record of the Balanced Series versus an analysis of how the strategy to be used for the Acquiring Fund would have performed. For more information on the performance of the Balanced Series, see the Balanced Series’ prospectus under the section entitled “How has the Series performed?”

Where can I find more financial information about the Funds?

     The Balanced Series’ annual report contains a discussion of the Balanced Series’ performance during the Balanced Series’ last fiscal year and shows per share information for the Balanced Series’ past five fiscal years. The Balanced Series’ annual report for the fiscal year ended December 31, 2008, which contains audited financial statements of the Balanced Series, is incorporated herein by reference ~~into the Statement of Additional Information~~ and is available upon request. (See “More Information about the Funds” below.) The Moderate Allocation Fund is a new fund and thus has not yet issued an annual report or semi-annual report. The Moderate Allocation Fund Prospectus, which is included with this Proxy Statement/Prospectus, contains further financial information about the Moderate Allocation Fund.

Who manages the Funds?

     The management of the business and affairs of each Fund is the responsibility of the Board of the applicable Trust. Each Board and each Fund’s senior management select officers to be responsible for the day-to-day operations of the Fund.

     DMC manages the assets of the Balanced Series and makes investment decisions for the Moderate Allocation Fund. DMC is a series of Delaware Management Business Trust, which is a subsidiary of Delaware Management Holdings, Inc., and is located at 2005 Market Street,

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Philadelphia, Pennsylvania 19103. DMC and its predecessors have been managing the assets of the Delaware Companies since 1938.

     LIAC serves as the investment adviser for the Moderate Allocation Fund. Pursuant to an Investment Management Agreement dated April 30, 2007, LIAC is primarily responsible for the Moderate Allocation Fund’s portfolio investments and reports to the LVIP Trust’s Board. With limited exceptions, the Moderate Allocation Fund conducts its other business and affairs and bears the expenses and salaries necessary and incidental thereto. These expenses include, without limitation, expenses related to: the maintenance of the Moderate Allocation Fund’s books, records and procedures, including corporate secretary services; general accounting oversight; preparation of tax returns and reports; and legal services provided by LIAC or an affiliate of LIAC.

     DMC makes the day-to-day investment decisions for the Moderate Allocation Fund, pursuant to a sub-advisory agreement with LIAC. DMC makes investment decisions for the Moderate Allocation Fund in accordance with the Moderate Allocation Fund’s investment objectives and places orders on behalf of the Moderate Allocation Fund to effect those decisions. Thus, while the investment adviser for the Moderate Allocation Fund is different from the investment adviser for the Balanced Series, the same entity makes the day-to-day investment decisions both Funds.

     As of December 31, 2008, DMC and its affiliates within Delaware Investments managed, in the aggregate, more than $115 billion in assets in various institutional or separately managed investment company and insurance accounts. As of December 31, 2008, LIAC provided oversight, in the aggregate, more than $10.5 billion in assets in various separately managed investment company accounts. LIAC and DMC are each an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.

     A discussion of the basis for the approval by LVIP Trust’s Board of the Moderate Allocation Fund’s investment advisory contract will be available in the Moderate Allocation Fund’s semi-annual report to shareholders for the period ended June 30, 2009. A discussion of the basis for the approval by Delaware VIP® Trust’s Board of the Balanced Series’ investment advisory contract is available in the Balanced Series’ semi-annual report to shareholders for the period ended June 30, 2008.

     Portfolio Managers of the Moderate Allocation Fund. The Portfolio managers of the Moderate Allocation Fund are employed by DMC, the Fund’s sub-adviser. Michael J. Hogan has primary responsibility for making day-to-day investment decisions for the Moderate Allocation Fund. When making investment decisions for the Moderate Allocation Fund, Mr. Hogan regularly consults with Paul Grillo, Sharon Hill, Francis X. Morris, and Babak Zenouzi.

     Michael J. Hogan, CFA, Executive Vice President, Chief Investment Officer, Head of Equity Investments. Michael J. Hogan joined Delaware Investments in April 2007 to lead equity investments, which comprises 10 in-house investment teams. In addition, he oversees the firm’s asset allocation effort. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the managing director and global head of equity. Mr. Hogan graduated from the University of Delaware with a bachelor’s degree in economics.

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     Paul Grillo, CFA, Senior Vice President, Co-Chief Investment Officer – Total Return Fixed Income Strategy. Paul Grillo is a member of the firm’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. Grillo serves as co-lead portfolio manager for the firm’s Diversified Income products and has been influential in the growth and distribution of the firm’s multisector strategies. He joined Delaware Investments in 1992 as a mortgage-backed and asset-backed securities analyst, assuming portfolio management responsibilities in the mid-1990s. Mr. Grillo holds a bachelor’s degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University.

     Sharon Hill, Ph.D., Senior Vice President, Head of Equity Quantitative Research and Analytics. Sharon Hill, Ph.D., is head of equity quantitative research and analytics. Her group builds stock selection models and optimization tools, and conducts quantitative research for domestic, international, and global equity mandates. She is responsible for managing an institutional global equity portfolio, and serves on the committee that determines strategic and tactical weights for the firm’s multi-asset-class target risk funds. She joined Delaware Investments in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill holds a bachelor’s degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master’s degree and Ph.D. in mathematics from the University of Connecticut.

     Francis X. Morris, Senior Vice President, Chief Investment Officer - Core Equity. Francis X. Morris joined Delaware Investments in 1997 and is currently the chief investment officer for Core Equity investments. Mr. Morris holds a bachelor’s degree from Providence College and an MBA from Widener University.

     Babak (Bob) Zenouzi, Senior Vice President, Senior Portfolio Manager. Bob Zenouzi is the lead manager for the domestic and global REIT effort at Delaware Investments, which includes the team, its process, and its institutional and retail products, which he created during his prior time with the firm. He also focuses on opportunities in Japan, Singapore, and Malaysia for the firm’s global REIT product. Additionally, he serves as lead portfolio manager for the firm’s Dividend Income products, which he helped to create in the 1990s. Bob Zenouzi rejoined Delaware Investments in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master’s degree in finance from Boston College and a bachelor’s degree from Babson College.

     The Statement of Additional Information for the Moderate Allocation Fund dated March 25, 2009 related to the Moderate Allocation Fund Prospectus (the “Moderate Allocation Fund SAI”), provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Moderate Allocation Fund. For information on how to obtain a copy of the Moderate Allocation Fund SAI, please see the section entitled “More Information about the Funds.”

     Portfolio Managers of the Balanced Series. D. Tysen Nutt, Jr., Anthony A. Lombardi, Robert A. Vogel, Jr., Nikhil G. Lalvani, Nashira S. Wynn, and Kristen E. Bartholdson have

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primary responsibility for making the day-to-day investment decisions for the equity portion of the Balanced Series. Messrs. Nutt, Lombardi, and Vogel assumed responsibility for the Balanced Series in February 2005, Mr. Lalvani and Ms. Wynn assumed responsibility for the Balanced Series in October 2006, and Ms. Bartholdson assumed responsibility for the Balanced Series in December 2008. Paul Grillo, Roger A. Early, Thomas H. Chow, and Kevin P. Loome have primary responsibility for making day-to-day investment decisions for the fixed income portion of the Balanced Series. Mr. Grillo has been managing the fixed income portion of the Balanced Series since April 2000. Messrs. Early and Chow assumed responsibility for the Balanced Series in May 2007. Mr. Loome assumed responsibility for the Balanced Series in August 2007.

     D. Tysen Nutt Jr., Senior Vice President, Senior Portfolio Manager, Team Leader –Large-Cap Value Focus Equity. D. Tysen Nutt, Jr. joined Delaware Investments in 2004 as senior vice president and senior portfolio manager for DMC’s Large-Cap Value Focus strategy. Before joining DMC, Mr. Nutt led the U.S. Active Large-Cap Value team within Merrill Lynch Investment Managers (MLIM), where he managed mutual funds and separate accounts for institutions and private clients. He departed MLIM as a managing director. Prior to joining MLIM in 1994, Nutt was with Van Deventer & Hoch (V&H) where he managed large-cap value portfolios for institutions and private clients. He began his investment career at Dean Witter Reynolds, where he eventually became vice president, investments. Nutt earned his bachelor’s degree from Dartmouth College, and he is a member of the New York Society of Security Analysts and the CFA Institute.

     Anthony A. Lombardi, CFA, Vice President, Senior Portfolio Manager. Anthony A. Lombardi joined Delaware Investments in 2004 as a vice president and senior portfolio manager for DMC’s Large-Cap Value Focus strategy. Previously, Lombardi worked at Merrill Lynch Investment Managers from 1998 to 2004, where he rose to the position of director and portfolio manager for the U.S. Active Large-Cap Value team, managing mutual funds and separate accounts for institutions and private clients. Prior to that, he worked at Dean Witter Reynolds for seven years as a sell-side equity research analyst, and he began his career as an investment analyst with Crossland Savings in 1989. Mr. Mr. Lombardi graduated from Hofstra University, receiving a bachelor’s degree in finance and an MBA with a concentration in finance. He is a member of the New York Society of Security Analysts and the CFA Institute.

     Robert A. Vogel Jr., CFA, Vice President, Senior Portfolio Manager. Robert A. Vogel, Jr. joined Delaware Investments in 2004 as a vice president, senior portfolio manager for DMC’s Large-Cap Value Focus strategy. He previously worked at Merrill Lynch Investment Managers for more than seven years, where he rose to the position of director and portfolio manager within the U.S. Active Large-Cap Value team. He began his career in 1992 as a financial consultant at Merrill Lynch. Mr. Vogel graduated from Loyola College in Maryland, earning both bachelor’s and master’s degrees in finance. He also earned an MBA with a concentration in finance from The Wharton School of the University of Pennsylvania, and he is a member of the New York Society of Security Analysts and the CFA Society of Philadelphia.

     Nikhil G. Lalvani, CFA, Vice President, Portfolio Manager. Nikhil G. Lalvani is a portfolio manager with DMC’s Large-Cap Value Focus team. At Delaware Investments, Lalvani has served as both a fundamental and quantitative analyst. Prior to joining DMC as an account

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analyst in 1997 , he was a research associate with Bloomberg. Mr. Lalvani holds a bachelor’s degree in finance from Penn State University and is a member of the CFA Society of Philadelphia.

     Nashira S. Wynn, Vice President, Portfolio Manager. Nashira S. Wynn is a portfolio manager with DMC’s Large-Cap Value Focus team. Prior to joining Delaware Investments as a senior equity analyst in 2004, she was an equity research analyst for Merrill Lynch Investment Managers, starting there in July 2001. Wynn earned a bachelor’s degree in finance, with a minor in economics, from The College of New Jersey, and she attended England’s Oxford University as a presidential scholar.

     Kristen E. Bartholdson, Vice President, Portfolio Manager. Ms. Bartholdson is a portfolio manager with the firm’s Large-Cap Value Focus team. Prior to joining Delaware Investments as an equity analyst in 2006, she worked as at Susquehanna International Group from 2004 to 2006, where she was an equity research salesperson. From 2000 to 2004 she worked in equity research at Credit Suisse, most recently as an associate analyst in investment strategy. Bartholdson earned her bachelor’s degree in economics from Princeton University.

     Biographical information for Paul Grillo is included above in the discussion of his role in managing the Moderate Allocation Fund.

     Roger A. Early, CPA, CFA, CFP, Senior Vice President, Senior Portfolio Manager. Roger A. Early is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. He re-joined Delaware Investments in March 2007. During his previous tenure at DMC, from 1994 to 2001, he was a senior portfolio manager in the same area, and he left Delaware Investments as head of its U.S. investment grade fixed income group. Early most recently worked at Chartwell Investment Partners, where he served as a senior portfolio manager in fixed income from 2003 to 2007. He also worked at Turner Investments from 2002 to 2003, where he served as chief investment officer for fixed income, and Rittenhouse Financial from 2001 to 2002. He started his career in Pittsburgh, leaving to join Delaware Investments in 1994 after 10 years at Federated Investors. Early earned his bachelor’s degree in economics from The Wharton School of the University of Pennsylvania and an MBA with concentrations in finance and accounting from the University of Pittsburgh and he is a member of the CFA Society of Philadelphia.

     Thomas H. Chow, CFA, Senior Vice President, Senior Portfolio Manager. Thomas H. Chow is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. His experience includes exposure to asset liability management strategies and credit risk opportunities. Prior to joining Delaware Investments as a portfolio manager in 2001, he was a trader of high grade and high yield securities, and was involved in the portfolio management of collateralized bond obligations (CBOs) and insurance portfolios at SunAmerica/AIG from 1997 to 2001. Before that, he was an analyst, trader, and portfolio manager at Conseco Capital Management from 1989 to 1997. Chow received a bachelor’s degree in business analysis from Indiana University, and he is a Fellow of Life Management Institute.

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     Kevin P. Loome, CFA, Senior Vice President, Senior Portfolio Manager, Head of High Yield Investments. Kevin P. Loome is head of the High Yield fixed income team, responsible for portfolio construction and strategic asset allocation of all high yield fixed income assets. Prior to joining Delaware Investments in August 2007 as the head of the High Yield fixed income team, Loome spent 11 years at T. Rowe Price, starting as an analyst and leaving DMC as a portfolio manager. He began his career with Morgan Stanley as a corporate finance analyst in the New York and London offices. Loome received his bachelor’s degree in commerce from the University of Virginia and earned an MBA from the Tuck School of Business at Dartmouth.

     Manager of Managers. LIAC and DMC may each employ a “manager of managers” structure for mutual funds pursuant to exemptive orders from the SEC that permit LIAC and DMC, without further shareholder approval, to enter into and materially amend a sub-advisory agreement with a sub-adviser upon approval of the applicable Fund’s Board . The SEC orders are subject to certain conditions. For example, within 90 days of the hiring of a new sub-adviser for a Fund, the Fund’s shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, neither LIAC nor DMC may enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. Each of LIAC and DMC has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement. LIAC is affiliated with DMC.

     More Information. The Statement of Additional Information for the Balanced Series dated April 29, 2008, as amended and supplemented to date (the “Balanced Series SAI”), provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Balanced Series. For information on how to obtain a copy of the Balanced Series SAI, please see the section entitled “More Information about the Funds.”

What are other key features of the Funds?

     Investment Management Fees. DMC is the investment manager of the Balanced Series pursuant to an investment management agreement dated December 15, 1999 that provides for reductions in the fee rate for the Balanced Series as the assets of the Balanced Series increase. The Balanced Series’ fee schedule, under which payments are made monthly based on the average daily net assets of the Balanced Series during such month, is as follows:

Investment Management Fee
0.65% on the first $500 million
0.60% on the next $500 million
0.55% on the next $1.5 billion
0.50% on assets in excess of $2.5 billion

     For more information concerning the fees that were paid to DMC as the investment adviser of the Balanced Series, see the Balanced Series prospectus under the section entitled “Investment Manager and Other Service Providers - Investment Manager.”

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     LIAC is the investment manager of the Moderate Allocation Fund pursuant to an investment advisory contract that provides for an annual fee of 0.75% of the Moderate Allocation Fund’s average net assets. Because the Moderate Allocation Fund is a new fund that was organized for purposes of the Transaction, the Moderate Allocation Fund has not yet paid any management fees to LIAC. To help limit the Moderate Allocation Fund’s expenses, LIAC has contractually agreed to waive a portion of its advisory fee for the Moderate Allocation Fund equal to 0.10% of the Fund’s average daily net assets. This waiver will continue through at least April 30, 2010, and will renew automatically for one-year terms unless LIAC provides written notice of termination to the Moderate Allocation Fund. There can be no assurance that the above fee waiver will continue beyond April 30, 2010.

     The sub-advisory agreement for the Moderate Allocation Fund, pursuant to which DMC provides day-to-day management services to the Moderate Allocation Fund, provides for payments by LIAC to DMC at an annual rate equal to 0.35% of the average daily net assets of the Moderate Allocation Fund.

     Distribution Services. Pursuant to underwriting agreements relating to the Balanced Series, DDLP, 2005 Market Street, Philadelphia, Pennsylvania 19103, serves as the national distributor for the shares of the Balanced Series. DDLP pays the expenses of the promotion and distribution of the Balanced Series’ shares, except for payments by the Balanced Series’ Service Class shares under its 12b-1 Plan. DDLP is an indirect, wholly-owned subsidiary of Delaware Management Holdings, Inc. and is an affiliate of DMC.

     Lincoln Financial Distributors, Inc. (~~"~~LFD~~"~~), 130 North Radnor-Chester Road, Radnor, Pennsylvania 19087, serves as the principal underwriter for ~~Lincoln Variable Insurance Products~~LVIP Trust pursuant to a Principal Underwriting Agreement dated June 1, 2007. Under the agreement, LFD serves as principal underwriter and distributor of the Moderate Allocation Fund. LFD is an affiliate of DDLP and DMC.

     Rule 12b-1 Plans. Each Fund has adopted a separate distribution plan or “Rule 12b-1 Plan” for each Fund’s Service Class shares (each a “Rule 12b-1 Plan”).

     Each Fund’s Rule 12b-1 Plan permits it to pay out of the assets of Service Class shares monthly fees to that Fund’s distributor for services and expenses in distributing and promoting shares of such classes. In addition, each Fund’s Rule 12b-1 Plan permits each Fund to make payments out of the assets of the Service Class shares to other unaffiliated parties, such as banks, who either aid in the distribution of shares of, or provide services to, such Class.

     The variable contract salesperson who sells your variable contract may be eligible to receive payments as compensation for an investment in a Fund. Each Fund’s distributor and/or its affiliates may pay additional compensation (at their own expense and not as an expense of a Fund) to certain affiliated or unaffiliated financial intermediaries, such as participating insurance companies, brokers, or dealers in connection with the sale or retention of Fund shares or insurance products that contain a Fund and/or the servicing of current and prospective contract owners. The level of payments made to a financial intermediary in any given year may vary. To the extent permitted by SEC and Financial Industry Regulatory Authority rules and other

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applicable laws and regulations, a ~~Distributor~~distributor may pay, or allow its affiliates to pay, other promotional incentives or payments to financial intermediaries.

~~Shares of the~~

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Moderate Allocation Fund ~~will be sold primarily to separate accounts of~~sells its shares directly or indirectly to The Lincoln National Life Insurance Company (“Lincoln Life”) ~~and~~ Lincoln Life & Annuity Company of New York (“Lincoln New York”), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support ~~certain~~various variable annuity contracts and variable life insurance policies ~~(the “Accounts”) issued by such companies.~~ .

     The maximum aggregate annual fee payable under the Balanced Series’ Rule 12b-1 Plan is, on an annual basis, up to 0.30% of the average daily net assets of Service Class Shares. This amount is currently contractually limited by DDLP to 0.25% from May 1, ~~2009~~2008 through April 30, 2010. ~~The Board may reduce these amounts at any time.~~

     The ~~maximum~~ aggregate annual fee payable under the Moderate Allocation Fund’s Rule 12b-1 Plan is, on an annual basis, ~~up to~~ 0.25% of the average daily net assets of Service Class shares.

     For more information, please see the Balanced Series SAI and the Moderate Allocation Fund SAI.

     Purchase, Exchange, and Redemption Procedures. Procedures for the purchase, exchange and redemption of each Fund’s shares are similar. You may refer to the Moderate Allocation Fund Prospectus under the section entitled “Purchase and Redemption of Fund Shares” for the purchase, exchange, and redemption procedures applicable to the purchases, exchanges, and redemptions of the Moderate Allocation Fund’s shares. Your variable contract may contain different provisions with respect to the timing and method of purchases, exchanges, and redemptions, and any related charges.

     Dividends, Distributions, and Taxes. Each Fund expects to declare and distribute all of its net investment income, if any, to shareholders as dividends at least annually. Each Fund will also distribute net realized capital gains, if any, at least annually. For more information about dividends, distributions and the tax implications of investing in the Moderate Allocation Fund, please see the Moderate Allocation Fund Prospectus under the section entitled “Distributions and Federal Income Tax Considerations.”

REASONS FOR THE TRANSACTION

     Based on the considerations described below, the Board of Delaware VIP® Trust, including the trustees who are independent trustees as defined under the Investment Company Act of 1940, as amended (the “1940 Act”) (each, an “Independent Trustee” and, collectively, the “Independent Trustees”), on behalf of the Balanced Series, has determined that the Transaction would be in the best interests of the Balanced Series and that the interests of the Balanced Series’ existing shareholders would not be diluted as a result of the Transaction. At a meeting of the Board of the Delaware VIP Trust held on February 24-26, 2009, DMC presented the Plan and provided data and analysis regarding the Transaction. The Board considered a number of factors, including the following:

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  The compatibility of the Balanced Series’ investment objective, policies, and restrictions with the investment objective, policies, and restrictions of the Moderate Allocation Fund;
  The relative investment performance of the Balanced Series versus information regarding the ~~results of historical back-testing of the strategy used to manage~~performance of other funds or accounts managed using the investment strategies employed the Moderate Allocation Fund;
  The past and current growth in assets of the Balanced Series and the anticipated future inability of the Balanced Series to achieve satisfactory asset growth, versus the anticipated ability of the Moderate Allocation Fund’s ability to achieve asset growth;
  The relative net expense ratios of the Funds, including the impact of expense caps and fee waivers;
  The proposal of LIAC to contractually waive a portion of its investment advisory fee and/or to reimburse expenses to the extent necessary to limit total annual operating expenses of the Moderate Allocation Fund;
  The anticipated federal income tax consequences of the Transaction with respect to each Fund and their shareholders;
  DMC’s offer to bear all of the costs of the Transaction; and
  The potential benefits of the proposed Transaction for the shareholders of the Balanced Series.

     The Board noted that the investment objective for the Balanced Series is similar to the investment objective of the Moderate Allocation Fund. The Board considered that the portfolio of the Balanced Series has historically been managed in a similar manner (and has had similar holdings) to a large portion of the anticipated portfolio of the Moderate Allocation Fund, and considered that this might provide for a relatively smooth transition for ~~of~~ the Balanced Series should the Transaction be approved. The materials provided to the Board also explained that the investment strategies and policies of the Balanced Series are similar, but not identical to, the investment strategies and policies of the Moderate Allocation Fund. Notably, the Board materials stated that the Moderate Allocation Fund offers investors broader diversification across a set of global ~~opportunity set~~opportunities compared to the Balanced Series. A comparison of the investment objectives of strategies of the Funds is detailed further below under “Comparison of Investment Objectives, Strategies, Policies, and Risks.”

     The Board also considered actual and projected sales and redemption data and projections of relative asset growth for each Fund. The information provided to the Board indicated that the Balanced Series has no prospect of garnering additional assets, while the Moderate Allocation Fund has the prospect of being more aggressively marketed and therefore gaining assets.

     In deciding whether to recommend approval of the Transaction, the Board also considered the fees and expense ratios of the Moderate Allocation Fund and the Balanced Series and the impact of contractual fee waivers on such expense ratios. The Board considered the

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potential benefits afforded by a larger fund through economies of scale from the spreading of fixed costs over a larger asset base, although there can be no assurance that assets will increase or that operational savings will be realized. At the meeting of the Board, DMC informed the Board that, giving effect to contractual fee waivers and expense limitations, the net expenses for the Moderate Allocation Fund will be less than the net expenses of the Balanced Series for all classes of shares. DMC notified the Board that LIAC has contracted to waive all or a portion of its investment advisory fees and/or reimburse expenses of the Moderate Allocation Fund in order to prevent total annual fund operating expenses (excluding any 12b-1 plan expenses, underlying fund expenses, taxes, interest, brokerage fees, and non-routine expenses) from exceeding 0.73% of the Moderate Allocation Fund’s average daily net assets, and that this waiver will continue at least through April 30, 2010 and will renew automatically for one-year terms unless LIAC provides written notice of termination to the Moderate Allocation Fund. In addition, the Board noted that the 12b-1 fees for the Moderate Allocation Fund’s Service Class shares is no more than 0.25% . As a result of these waivers, reimbursements and/or limitations, the Board noted that the pro forma net expenses of the Moderate Allocation Fund after the Transaction will be less than the net expenses of the Balanced Series for all share classes.

     DMC informed the Board that the Transaction will be structured as a tax-free reorganization. DMC also informed the Board that DMC would bear all of the costs of the Transaction, including the costs associated with the solicitation of proxies. The Board then decided to recommend that shareholders of the Balanced Series vote to approve the Transaction. The Trustees making the foregoing determinations included all of the Independent Trustees.

     The Board of ~~Lincoln Variable Insurance Products~~LVIP Trust also approved the Plan, concluding that the Transaction is in the best interests of the Moderate Allocation Fund and that no dilution of value would result to the shareholders of the Moderate Allocation Fund from the Transaction.

     FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

     If the shareholders of the Balanced Series do not approve the Transaction, the Board may consider other possible courses of action for the Balanced Series, including liquidation and dissolution.

     On December 9, 2008, the LVIP Board ~~of Trustees of the Lincoln Variable Insurance Products Trust (the “LVIP Board”),~~ met to consider the organization and offering of the Moderate Allocation Fund, including the appointment of LIAC as investment adviser and DMC as sub-adviser to the Moderate Allocation Fund. The LVIP Board considered the organization and offering of the Moderate Allocation Fund in the context of the organization and offering of two other funds to be offered together ~~wit11~~with the Moderate Allocation Fund as a ~~"~~suite~~"~~ of investment options for qualified plans, the LVIP Delaware Foundation® Conservative Allocation Fund and the LVIP Delaware Foundation® Aggressive Allocation Fund.

     Also on December 9, 2008, the LVIP Board considered the Transaction. ~~Management of the Lincoln Variable Insurance Products~~The officers of LVIP Trust (“Fund Management”)

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provided information regarding the reasons for the proposals and information regarding the Transaction.

     The Independent Trustees reported that they had met in executive session with their independent legal counsel and reviewed materials provided by ~~Fund Management,~~ LIAC and DMC. In addition, the Independent Trustees reviewed a memorandum from their independent legal counsel that advised them of their fiduciary duties pertaining to approval of investment advisory and sub-advisory agreements and the factors that they should consider in approving such agreements.

     With respect to the Transaction, independent legal counsel advised the Independent Trustees of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve a merger of affiliated funds. The Independent Trustees noted the representation by ~~Fund Management~~LIAC that there would be no dilutive effect upon the shareholders of the Funds. In considering approval of the agreements and the Transaction, the Independent Trustees did not identify any single factor or group of factors as all-important or controlling and considered all factors together. The Independent Trustees reported that they had considered the following factors and reached the following conclusions with respect to their recommendations to the Board ~~of Trustees~~.

     Advisory Agreement with LIAC - In considering the approval of the investment advisory agreement with LIAC for the Moderate Allocation Fund, the LVIP Board considered the nature, extent and quality of services proposed to be provided to the Moderate Allocation Fund by LIAC, including LIAC personnel, resources, compliance efforts and oversight of DMC and that LIAC serves as investment adviser for the currently existing funds of the ~~Lincoln Variable Insurance Products~~LVIP Trust. The LVIP Board reviewed the services to be provided by LIAC in serving as investment adviser and overseeing a sub-adviser, the personnel constituting the investment oversight and compliance staff, regulatory and compliance matters and considered that LIAC would delegate day-to-day portfolio management responsibility for the Moderate Allocation Fund to DMC. The LVIP Board also considered that Lincoln Life would provide administrative services for the Moderate Allocation Fund as it does for the existing funds of the ~~Lincoln Variable Insurance Products~~LVIP Trust and that certain Lincoln Life personnel would also be providing services to the Moderate Allocation Fund on behalf of LIAC. Based on this information, the LVIP Board concluded that the services to be provided by LIAC were expected to be acceptable.

     The LVIP Board reviewed the proposed management fee and estimated expense ratios for the Moderate Allocation Fund, and noted ~~Fund Management~~LIAC’s agreement to waive a portion of the Moderate Allocation Fund’s management fee (“net management fee”) and to impose expense limitations for a period of time for the Moderate Allocation Fund. The LVIP Board also compared the net management fees to the management fees in a Morningstar Peer Group selected by ~~Fund Management~~LIAC and noted that although the proposed net management fee for the Moderate Allocation Fund was higher than the mean of the Morningstar Peer Group, the total expense ratio for the Moderate Allocation Fund was lower than the mean of the Morningstar Peer Group. The LVIP Board concluded that the management fee, together with the management fee waiver and the expense limitation, was reasonable.

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     The LVIP Board also reviewed the pro forma profitability analysis concerning LIAC with respect to the Moderate Allocation Fund and concluded that the estimated profitability of LIAC in connection with the management of the Moderate Allocation Fund was not unreasonable.

     The LVIP Board considered the extent to which economies of scale would be realized as the Moderate Allocation Fund grows and whether the fee levels reflect a reasonable sharing of such economies of scale for the benefit of Fund investors. However, because the Moderate Allocation Fund is newly organized, the LVIP Board determined to review economies of scale in the future after the Moderate Allocation Fund has commenced operations.

     The LVIP Board considered any additional benefits LIAC may receive due to its association with the Moderate Allocation Fund, and noted that affiliates of LIAC provide various services to other ~~Lincoln Variable Insurance Products~~LVIP Trust funds and are proposed to provide similar services to the LVIP Delaware Foundation® Funds. The LVIP Board also noted that Lincoln Life may be eligible to claim on its tax returns dividends received deductions in connection with dividends received from the ~~Lincoln Variable Insurance Products~~LVIP Trust funds by Lincoln Life holding fund shares on behalf of contract holders.

     Sub-Advisory Agreement with DMC - In considering the approval of the proposed sub-advisory agreement between LIAC and DMC on behalf of the Moderate Allocation Fund, the LVIP Board considered the nature, extent and quality of services to be provided by DMC under the sub-advisory agreement. The LVIP Board were informed that the proposed sub-advisory agreement contains substantially the same terms as those in place under the current sub-advisory agreements for the other funds of ~~the Lincoln Variable Insurance Products~~LVIP Trust for which DMC serves as sub-adviser. The LVIP Board considered the services provided to existing funds in ~~the Lincoln Variable Insurance Products~~LVIP Trust currently sub-advised by DMC. The LVIP Board reviewed the services to be provided by DMC, the background of the investment professionals proposed to service the Moderate Allocation Fund and the resources and investment process of DMC. The LVIP Board also considered DMC’s in-person presentation at the Board meeting concerning the construction of the active asset allocation strategies to be used for the Moderate Allocation Fund and information concerning the different investment sleeves used in the investment strategy. The LVIP Board concluded that the services to be provided by DMC were expected to be acceptable.

     The Independent Trustees considered the sub-advisory fee to be paid to DMC and considered that the rate of the proposed sub-advisory fee was negotiated between LIAC and DMC and that LIAC would compensate DMC from its fee and concluded the proposed sub-advisory fees were reasonable. The Independent Trustees considered that DMC has the ability to obtain research with soft dollars that may or may not be used for the Moderate Allocation Fund and may be used for the benefit of other clients of DMC.

     Approval of the Transaction - The Independent Trustees reported their findings to the Board of Trustees, and the one Trustee who is an “interested person” (as such term is defined in the 1940 Act) adopted the considerations and conclusions of the Independent Trustees. In considering the Transaction, based on information provided to them by ~~Fund Management~~LIAC, the LVIP Board considered a number of factors, including:

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  that the Balanced Series could provide seed capital for the Moderate Allocation Fund;
  that the Moderate Allocation Fund would be structured as to appeal to retirement plan fiduciaries as an investment choice to be included in certain qualified plans;
  ~~Fund Management~~LIAC’s belief that as the total expense ratios with the management fee waiver and expense limitation would be lower than the mean of the Morningstar peer groups, the Moderate Allocation Fund should be a competitive choice for certain qualified plans;
  that the sleeve structure of the active asset allocation strategy would be less expensive to shareholders than a fund of funds structure;
  that the Transaction will be structured as a tax free transaction for federal income tax purposes; and
  that DMC has agreed to bear the costs of the Transaction, including the preparation of the prospectus/proxy statements, printing and distributing the Balanced Series’ proxy materials, legal fees, auditor fees, expenses of holding shareholder meetings and the brokerage costs associated with repositioning the Funds’ portfolios.

     Based upon all of the foregoing, the LVIP Board determined on December ~~9,2008~~9, 2008 that: (1) participation in the Transaction is in the best interests of the Moderate Allocation Fund and the interests of the shareholders of the Moderate Allocation Fund will not be diluted as a result of the Transaction. On that same date, the LVIP Board approved the Transaction with respect to the Moderate Allocation Fund.

INFORMATION ABOUT THE TRANSACTION AND THE PLAN

     This is only a summary of the Plan. You should read the Plan, which is attached as Exhibit A to this Proxy Statement/Prospectus and is incorporated herein by reference.

How will the Transaction be carried out?

     If the shareholders of the Balanced Series approve the Plan, the Transaction will take place after the parties to the Plan satisfy various conditions. The Transaction will occur on the Closing Date, which is currently expected to be in May 2009.

     If the shareholders of the Balanced Series approve the Plan, the Balanced Series will deliver to the Moderate Allocation Fund substantially all of its property, assets, goodwill, and stated liabilities on the Closing Date. In exchange the Balanced Series will receive Moderate Allocation Fund shares to be distributed pro rata to the Balanced Series’ shareholders. The value of the assets delivered to the Moderate Allocation Fund will be computed as of the close of business of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern Time) on the last business day prior to the Closing Date. A business day is any day that the NYSE is open for business.

     If the Transaction is approved, the stock transfer books of the Balanced Series will be permanently closed as of the last close of business of the NYSE before the Closing Date. The Balanced Series will accept requests for redemption only if received in proper form before that time. Requests received after that time will be considered requests to redeem shares of the Moderate Allocation Fund.

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     The net asset value per share of each class of each Fund will be determined by dividing the assets of each share class, less liabilities, by the total number of the outstanding shares of that class. The method of valuation to be employed to value the securities of each Fund is in accordance with methods set forth in each Fund’s respective current registration statement on Form N-1A and the applicable valuation procedures then in effect.

     The number of full and fractional shares of the Moderate Allocation Fund you will receive in the Reorganization will be equal in value to the value of your shares of the Balanced Series as of 4 p.m. on the Closing Date (unless trading on the NYSE or other exchange on which the Funds’ investments primarily trade is disrupted, in which case the Closing Date may be postponed until the first business day after the day on which normal trading resumes on such exchange). Promptly after the Closing Date, the LVIP Trust will cause to be registered on its transfer agency books in the name of each record holder of Balanced Series shares immediately prior to the Reorganization the number of Moderate Allocation Fund shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

     To the extent permitted by law, the Plan may be amended at the direction of the Boards, without contract owner approval. Either Fund’s Board may also agree to terminate and abandon the Transaction at any time before or after the approval of contract owners of the Balanced Series or may terminate and abandon the Transaction ~~if certain conditions required under the Plan have not been satisfied.~~at any time prior to the Closing, before or after approval by the shareholders of the Balanced Series, if circumstances should develop that, in a Board’s opinion, make proceeding with the Transaction inadvisable. The Plan provides that the Transaction is conditioned upon: (1) the Plan being approved by shareholders of the Balanced Series; and (2) each Trust receiving an opinion of counsel that the Transaction will constitute a tax-free reorganization for federal income tax purposes.

Who will pay the expenses of the Transaction?

     DMC will bear ~~all of the expenses resulting from the Transaction, including solicitation of proxies; none of such expenses will be shared by either the Balanced Series or the Moderate Allocation Fund~~the costs of the Transaction, which include preparation of the Proxy Statement/Prospectus, printing and distributing the Balanced Series’ proxy materials, legal fees, accounting fees, and expenses of holding a shareholder meeting. The brokerage costs associated with repositioning the Balanced Series’ portfolio in connection with the Transaction will also be paid by DMC. Solicitation of proxies is projected to cost $4,285.34.

What are the tax consequences of the Transaction?

     The Transaction is intended to qualify as a tax-free reorganization for federal income tax purposes under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming each variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Transaction. Based on certain assumptions made and representations to be made on behalf of the Balanced Series and the Moderate Allocation Fund, it is expected that Stradley Ronon Stevens & Young, LLP will provide a legal opinion to the effect that, for federal income tax purposes: (~~i~~1) shareholders of the Balanced Series will not recognize

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any gain or loss as a result of the exchange of their shares of the Balanced Series for shares of the Moderate Allocation Fund; (~~ii~~2) the Moderate Allocation Fund and its shareholders will not recognize any gain or loss upon receipt of the Balanced Series’ assets; and (~~iii~~3) the holding period and aggregate tax basis for Moderate Allocation Fund shares that are received by a Balanced Series shareholder will be the same as the holding period and aggregate tax basis of the shares of Balanced Series previously held by such shareholder.

     Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Transaction is consummated but does not qualify as a tax free reorganization under the Code, and thus is taxable, Balanced Series would recognize gain or loss on the transfer of its assets to Moderate Allocation Fund and each shareholder of Balanced Series would recognize a taxable gain or loss equal to the difference between its tax basis in its Balanced Series shares and the fair market value of the shares of Moderate Allocation Fund it received.

     Capital losses of a fund can generally be carried forward to each of the eight (8) taxable years succeeding the loss year to offset future capital gains. However, any such capital losses are subject to an annual limitation if there is a more than 50% “change in ownership” of a fund. If, as is anticipated, the Moderate Allocation Fund has no assets at the time of the closing of the reorganization, there will be no change of ownership of the Balanced Series as a result of the transaction. However, the capital losses of the Moderate Allocation Fund, as the successor in interest to the Balanced Series, may subsequently become subject to an annual limitation as a result of sales of Moderate Allocation Fund shares post-transaction. At December 31, 2008, Moderate Allocation Fund had no capital loss carryovers. At December 31, 2008, Balanced Series had capital loss carryovers of approximately $19.9 million (expiring 2009-2016) and unrealized depreciation in value of its investments of $2.7 million, aggregating approximately $22.6 million, to which the Moderate Allocation Fund will succeed.

     However, in light of the tax-favored status of the shareholders of the Balanced Series and Moderate Allocation Fund, which are either life insurance company separate accounts or trustees of qualified pension or retirement plans, the fact that the aggregate capital loss carryovers of a Fund may be subject to an annual limitation should not result in any material adverse tax consequences to the shareholders of either Fund or to contract holders that have selected either Fund as an investment option.

     After the Transaction, shareholders will continue to be responsible for tracking the adjusted tax basis and holding period for their shares for federal income tax purposes. Shareholders should also consult their tax adviser about the state and local tax consequences, if any, of the Transaction because this discussion only relates to the federal income tax consequences.

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     Contract holders that have selected either Fund as an investment option are not taxed currently on income or gains realized under such contracts until the income or gain is distributed. The tax treatment of payments made under a variable insurance contract is described in the prospectus for the contract. Affected contract owners and shareholders should, however, consult their tax advisers regarding the effect, if any, of the Transaction in light of their individual circumstances.

Impact to Funds from Profile Fund Investments.

     The Moderate Allocation Fund may accept investments from the Lincoln Profile Funds, separate investment series of the LVIP Trust, each of which operates as a fund of funds. From time to time, the Lincoln Profile Funds may change the allocations or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the Moderate Allocation Fund, this action may cause the Moderate Allocation Fund to experience large purchases of its shares and large inflows. Similarly, the Lincoln Profile Funds may decrease their holdings in the Moderate Allocation Fund, and this may cause the Moderate Allocation Fund to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Moderate Allocation Fund’s portfolio management. For example, the Moderate Allocation Fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.

What should I know about shares of the Moderate Allocation Fund?

     If the Transaction is approved, shares of the Moderate Allocation Fund will be distributed to accounts currently holding shares of the Balanced Series. When issued, each share will be validly issued, fully paid, and non-assessable. These shares of the Moderate Allocation Fund will be recorded electronically in each contract owner’s account. The Moderate Allocation Fund will then send a confirmation to each contract owner.

     Moderate Allocation Fund shares to be issued in the Transaction have the same rights and privileges as your Balanced Series shares. For example, all shares have non-cumulative voting rights. This gives holders of more than 50% of the shares voting the ability to elect all of the members of the Board. If this happens, holders of the remaining shares voting would not be able to elect any trustees.

     Like the Balanced Series, the Moderate Allocation Fund does not routinely hold annual contract owner meetings. The Moderate Allocation Fund may hold special meetings for matters requiring shareholder approval. A meeting of the Moderate Allocation Fund’s shareholders may also be called at any time by the Board or by the chairperson of the Board or by the president.

What are the capitalizations of the Funds and what might the capitalization be after the Transaction?

     The following table sets forth, as of December 31, 2008, the separate capitalizations of the Moderate Allocation Fund and the Balanced Series, and the pro forma capitalization of the Moderate Allocation Fund as adjusted to give effect to the proposed Transaction. The

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capitalization of the Moderate Allocation Fund is likely to be different if and when the Transaction is actually consummated.

COMPARISON OF INVESTMENT OBJECTIVES, STRATEGIES, POLICIES, AND RISKS

     This section describes the investment objectives, principal investment strategies, and the key investment policies of the Funds, and certain noteworthy differences between such objectives, strategies, and policies, as well as the risks associated with such objectives, strategies, and policies. For a complete description of the Moderate Allocation Fund’s investment strategies, policies, and risks, you should read the Moderate Allocation Fund Prospectus, which is included with this Proxy Statement/Prospectus.

Are there any significant differences between the investment objectives of the Balanced Series and the Moderate Allocation Fund?

     The investment objective of the Balanced Series is substantially similar, but not identical, to the investment objective of the Moderate Allocation Fund. The Balanced Series seeks a balance of capital appreciation, income and preservation of capital, whereas the Moderate Allocation Fund seeks capital appreciation with current income as a secondary objective. Each Fund’s investment objective is non-fundamental and may be changed without prior shareholder approval.

Are there any significant differences between the investment strategies and policies of the Balanced Series and the Moderate Allocation Fund?

     The overall investment strategies and policies of the Balanced Series are similar, but not identical, to the investment strategies and policies of the Moderate Allocation Fund~~. The Balanced Series has adopted a non-fundamental investment policy to invest, under normal~~

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~~circumstances, at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, including high yield fixed income securities (commonly known as “junk bonds”)~~. The most significant difference between the Balanced Series’ and the Moderate Allocation Fund’s stated investment policies is that the Funds have different minimum levels as targets for investment in equities versus fixed income securities, in that the Balanced Series generally invests at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, while the Moderate Allocation Fund will typically target 60% of its net assets in equity securities and 40% of its net assets in fixed-income securities and cash equivalents. As described in more detail below, another significant difference is that the Moderate Allocation Fund offers investors broader diversification across a set of global opportunities and across investments in issuers of different sizes through its larger group of possible investment styles as compared to the Balanced Series.

     In response to market, economic, political or other conditions, each Fund may temporarily use a different investment strategy for defensive purposes. If a Fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

     Balanced Series’ Investment Program ~~-~~ – The following is a brief summary of the investment program for the Balanced Series. Further information about the Balanced Series’ investment program is included in the Balanced Series Prospectus, which is incorporated herein by reference and is available upon request. To request such information, see “More Information About the Funds,” below.

     The Balanced Series seeks capital appreciation by investing at least 25% of its net assets in equity securities of primarily large-capitalization companies that DMC believes have long-term capital appreciation potential. The Balanced Series has adopted a nonfundamental investment policy to invest, under normal circumstances, at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, including high yield fixed income securities (commonly known as “junk bonds”). DMC will typically follow a value-oriented investment philosophy in selecting stocks for the Balanced Series using a research-intensive approach that considers factors such as:

  A security price that reflects a market valuation that is judged to be below the estimated present or future value of the company;
  Favorable earnings prospects and dividend yield potential;
  The financial condition of the issuer; and
  Various qualitative factors.

     To seek current income and help preserve capital, DMC generally invests at least 25% of the Balanced Series’ net assets in various types of fixed income securities, including U.S. government and government agency securities, corporate bonds, and high yield securities. Each bond in the portfolio will typically have a maturity between ~~one~~1 and 30 years, and the average maturity of the portfolio will typically be between ~~one~~1 and 10 years. DMC conducts ongoing analysis of the different markets to determine the appropriate mix of stocks and bonds for the current economic and investment environment.

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     DMC conducts ongoing analysis of the different markets to determine the appropriate mix of stocks and bonds for the current economic and investment environment.

     Stocks offer investors the potential for capital appreciation and may pay dividends as well. Fixed income securities offer the potential for greater income payments than stocks and also may provide capital appreciation.

Securities and Investment Techniques How the Balanced Series Uses Them

Common stocks: Securities that represent shares of Under normal circumstances, the Balanced Series ownership in a corporation. Stockholders participate in generally invests at least 25% of its net assets in the corporation’s profits, proportionate to the number of common stocks. shares they own.

Convertible securities: Usually preferred stocks or The Balanced Series may invest in convertible corporate bonds that can be exchanged for a set number securities; however, it will not invest more than 10% of of shares of common stock at a predetermined price. the Balanced Series’ net assets in convertible securities These securities offer higher appreciation potential than that are rated below investment grade by a nationally nonconvertible bonds and greater income potential than recognized statistical rating organization (NRSRO) or in nonconvertible preferred stocks. securities that are unrated but deemed equivalent to non investment grade.

Mortgage-backed securities: Fixed income securities The Balanced Series may invest without limit in that represent pools of mortgages, with investors government-related mortgage-backed securities or receiving principal and interest payments as the privately issued mortgage-backed securities that are underlying mortgage loans are paid back. Many are fully collateralized by government securities. issued and guaranteed against default by the U.S. government or its agencies or instrumentalities, such as The Balanced Series may invest up to 20% of net assets the Federal Home Loan Mortgage Corporation, Fannie in mortgage-backed securities issued by private Mae, and the Government National Mortgage companies regardless of whether the securities are 100% Association. Others are issued by private financial collateralized. However, these securities must be rated at institutions, with some fully collateralized by certificates the time of purchase in one of the four highest categories issued or guaranteed by the U.S. government or its by an NRSRO, such as Standard & Poor’s (S&P) or agencies or instrumentalities. Moody’s Investors Service, Inc. (Moody’s). They must also represent interests in whole-loan mortgages, multi-family mortgages, and other mortgage collateral supported by a first mortgage lien on real estate. The privately issued securities the Balanced Series may invest in are either collateralized mortgage obligations or real estate mortgage investment conduits (see below).

Collateralized mortgage obligations (CMOs): See “mortgage-backed securities” above. Privately issued mortgage-backed bonds whose underlying value is the mortgages that are grouped into different pools according to their maturity. They are issued by U.S. government agencies and private issuers.

Real estate mortgage investment conduits (REMICs): See “mortgage-backed securities” above. Privately issued mortgage-backed bonds whose underlying value is a fixed pool of mortgages secured by an interest in real property. Like CMOs, REMICs offer different pools.

Asset-backed securities: Bonds or notes backed by The Balanced Series invests only in asset-backed accounts receivable, including home equity, automobile, securities rated in one of the four highest categories by or credit loans. an NRSRO.

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Securities and Investment Techniques How the Balanced Series Uses Them

Corporate bonds: Debt obligations issued by a DMC focuses on bonds rated in one of the four highest corporation. categories by an NRSRO (or if unrated, deemed equivalent), with maturities typically between one and 30 years.

High yield corporate bonds: Debt obligations issued The Balanced Series may invest in high yield corporate by a corporation and rated lower than investment grade bonds. Emphasis is typically on those rated BB or Ba by by an NRSRO, such as S&P or Moody’s. High yield an NRSRO. bonds, also known as “junk bonds,” are issued by corporations that have lower credit quality and may have DMC carefully evaluates an individual company’s difficulty repaying principal and interest. financial situation, its management, the prospects for its industry, and the technical factors related to its bond offering. DMC’s goal is to identify those companies that DMC believes will be able to repay their debt obligations in spite of poor ratings. The Balanced Series may invest in unrated bonds if DMC believes their credit quality is comparable to the rated bonds we are permitted to invest in. Unrated bonds may be more speculative in nature than rated bonds.

Repurchase agreements: An agreement between a Typically, the Balanced Series uses repurchase buyer of securities, such as a series, and a seller of agreements as a short-term investment for the Balanced securities in which the seller agrees to buy the securities Series’ cash position. In order to enter into these back within a specified time at the same price the buyer repurchase agreements, the Balanced Series must have paid for them, plus an amount equal to an agreed upon collateral of at least 102% of the repurchase price. The interest rate. Repurchase agreements are often viewed as Balanced Series will only enter into repurchase equivalent to cash. agreements in which the collateral is comprised of U.S. government securities. In DMC’s discretion, the Balanced Series may invest overnight cash balances in short-term discount notes issued or guaranteed by the U.S. government, its agencies or instrumentalities or government sponsored enterprises.

American depositary receipts (ADRs): Receipts issued The Balanced Series may invest without limitation in by a U.S. depositary (usually a U.S. bank) that represent ADRs. an ownership interest in an underlying security that is held by the depositary. An ADR entitles the holder to all dividends and capital gains earned by the underlying foreign shares. ADRs are bought and sold the same as other U.S. securities.

Interest rate swap, index swap, and credit default The Balanced Series may use interest rate swaps to swap agreements: In an interest rate swap, a series adjust the Balanced Series’ sensitivity to interest rates or receives payments from another party based on a to hedge against changes in interest rates. Index swaps variable or floating interest rate, in return for making may be used to gain exposure to markets that we invest payments based on a fixed interest rate. An interest rate in, such as the corporate bond market. The Balanced swap can also work in reverse with a series receiving Series also use index swaps as a substitute for futures or payments based on a fixed interest rate and making options contracts if such contracts are not directly payments based on a variable or floating interest rate. In available to the Balanced Series on favorable terms. The an index swap, a series receives gains or incurs losses Balanced Series may enter into credit default swaps in based on the total return of a specified index, in order to hedge against a credit event, to enhance total exchange for making interest payments to another party. return, or to gain exposure to certain securities or An index swap can also work in reverse with a series markets. receiving interest payments from another party in

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Securities and Investment Techniques

How the Balanced Series Uses Them

exchange for movements in the total return of a specified
index. In a credit default swap, a series may transfer the
financial risk of a credit event occurring (a bond default,
bankruptcy, restructuring, etc.) on a particular security
or basket of securities to another party by paying that
party a periodic premium; likewise, a series may assume
the financial risk of a credit event occurring on a
particular security or basket of securities in exchange for
receiving premium payments from another party.
Interest rate swaps, index swaps, and credit default
swaps may be considered to be illiquid.

Restricted securities: Privately placed securities whose
resale is restricted under U.S. securities laws.

Illiquid securities: Securities that do not have a ready
market and cannot be readily sold within seven days at
approximately the price at which a series has valued
them. Illiquid securities include repurchase agreements
maturing in more than seven days.

Bank loans: An interest in a loan or other direct
indebtedness, such as an assignment, that entitles the
acquiring of such interest to payments of interest,
principal, and/or other amounts due under the structure
of the loan or other direct indebtedness. In addition to
being structured as secured or unsecured loans, such
investments could be structured as novations or
assignments or represent trade or other claims owed by a
company to a supplier.

Options and futures: Options represent a right to buy
or sell a security or a group of securities at an agreed
upon price at a future date. The purchaser of an option
may or may not choose to go through with the
transaction. The seller of an option, however, must go
through with the transaction if its purchaser exercises the
option.

Futures contracts are agreements for the purchase or sale
of a security or a group of securities at a specified price, on a specified date. Unlike purchasing an option, a
futures contract must be executed unless it is sold before
the settlement date.

Certain options and futures may be considered to be

The Balanced Series may invest in privately placed
securities, including those that are eligible for resale
only among certain institutional buyers without
registration, which are commonly known as “Rule 144A
Securities.” Restricted securities that are determined to
be illiquid may not exceed the Balanced Series’ 15%
limit on illiquid securities.

The Balanced Series may invest up to 15% of its net
assets in illiquid securities.

The Balanced Series may invest without restriction in
bank loans that meet the credit standards established by
the portfolio managers. The portfolio managers perform
their own independent credit analysis on each borrower
and on the collateral securing each loan. The portfolio
managers consider the nature of the industry in which
the borrower operates, the nature of the borrower’s
assets, and the general quality and creditworthiness of
the borrower. The Balanced Series may invest in bank
loans in order to enhance total return, to affect
diversification, or to earn additional income. The
Balanced Series will not use bank loans for reasons
inconsistent with its investment objective.

At times when DMC anticipates adverse conditions,
DMC may want to protect gains on securities without
actually selling them. The Balanced Series might use
options or futures to neutralize the effect of any price
declines, without selling a bond or bonds, or as a hedge
against changes in interest rates. The Balanced Series
may also sell an option contract (often referred to as
“writing” an option) to earn additional income for the
Balanced Series.

Use of these strategies can increase the operating costs
of the Balanced Series and can lead to loss of principal.

The Balanced Series has claimed an exclusion from the

Securities and Investment Techniques derivative securities.

How the Balanced Series Uses Them

definition of the term “commodity pool operator” under the Commodity Exchange Act (CEA) and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

Lending securities

The Balanced Series may lend up to 25% of its assets to qualified broker/dealers or institutional investors for their use in securities transactions. Borrowers of the Balanced Series’ securities must provide collateral to the Balanced Series and adjust the amount of collateral each day to reflect the changes in the value of the loaned securities. These transactions, if any, may generate additional income for the Balanced Series.

Initial Public Offerings (IPOs)

Under certain market conditions, the Balanced Series may invest in companies at the time of its IPO. Companies involved in IPOs generally have limited operating histories, and prospects for future profitability are uncertain. Prices of IPOs may also be unstable because of the absence of a prior public market, the small number of shares available for trading, and limited investor information. IPOs may be sold within 12 months of purchase. This may result in increased short- term capital gains, which will be taxable to shareholders as ordinary income.

Purchasing securities on a when-issued or delayed- delivery basis

The Balanced Series may buy or sell securities on a when-issued or delayed-delivery basis; that is, paying for securities before delivery or taking delivery at a later date. We will designate cash or securities in amounts sufficient to cover the Balanced Series’ obligations, and will value the designated assets daily.

Borrowing from banks

The Balanced Series may borrow money from banks as a temporary measure for extraordinary or emergency purposes or to facilitate redemptions. The Balanced Series will be required to pay interest to the lending banks on the amount borrowed. As a result, borrowing money could result in the Balanced Series being unable to meet its investment objective.

     Moderate Allocation Fund’s Investment Program - The Moderate Allocation Fund is a ~~"~~“target risk fund” that bases its asset allocation around a specified level of risk with corresponding variations of income and growth potential. The following table shows the target percentages of the Moderate Allocation Fund’s net assets that the Moderate Allocation Fund expects to invest in each asset class and investment style of underlying securities. Allocations for each asset class may vary from the target percentages within the allowable ranges. Additional information on asset classes and the allowable ranges for the Moderate Allocation Fund may be found in the Moderate Allocation Fund’s prospectus and statement of additional information, which is incorporated by reference into the Statement of Additional Information.

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Asset Class	Target Allocation	Allowable Ranges

U.S. Equity	30%	10-40%

International Equity	22.5%	10-40%

Emerging Markets	7.5%	0-15%

Global Real Estate	0%	0-15%

Bonds	38%	20-50%

Cash Equivalents	2%	0-15%

     An active allocation approach is used when selecting investments for the Moderate Allocation Fund. DMC has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the Moderate Allocation Fund, DMC focuses on three key factors:

  the returns and risk associated with different asset classes;
  the correlation between different asset classes (their tendency to move up or down together); and
  the ~~evolution of the global opportunity set, in the form of absolute and relative changes in the investable universe over time~~changing universe of global investment opportunities.

     This information is used to determine how much of the Moderate Allocation Fund’s assets will be allocated to each asset class~~. The~~ within the allowable range. Within each asset class, DMC has flexibility to select the appropriate investment styles ~~are then selected for each asset class.~~for investment. The investment styles within each asset class are listed below along with the investment strategies used for that class:

selection utilizing quantitative screens, fundamental research, and risk control to evaluate stocks based on both growth and value characteristics. When constructing the portfolio, DMC applies controls to ensure that the style has acceptable risk characteristics. The large cap core investment style will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

     U.S. Mid and Large Cap Growth - The mid and large cap growth investment style invests primarily in common stocks, generally in medium and large-size companies. Using a bottom up approach, DMC looks for companies that are believed to: 1) have large-end market potential, dominant business models, and strong free cash flow generation; 2) demonstrate operational efficiencies; 3) have planned well for capital allocation; and 4) have governance policies that tend to be favorable to shareholders. A diversified portfolio representing a number of different industries is maintained.

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     U.S. Large Cap Value - The large cap value investment style invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the “large cap value” category generally are within the market capitalization range of the Russell 1000 Value® Index (as of December 31, 2008, the market capitalization range of this index was from $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as: 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer~~; and 4) various qualitative factors~~.

     U.S. Small Cap Core - Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on: 1) attractive valuations; 2) growth prospects; and strong cash flow. Companies in the “small cap core” category generally are within the market capitalization range of the Russell 2000® Index (as of December 31, 2008, the market capitalization range of this index was from $7 million to $3.3 billion). The small cap core investment style employs a bottom-up security selection utilizing quantitative screens, fundamental research, and risk control to evaluate stocks based on both growth and value characteristics. When constructing the portfolio, the manager applies controls to ensure that the style has acceptable risk characteristics.

INTERNATIONAL EQUITY ASSET CLASS

     International Value Equity - The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The ~~investment team uses an approach that combines quantitative, valuation-based screening at the early stages followed by a comprehensive company and industry specific research. The~~ portfolio may purchase securities in any foreign country~~,~~ (developed or emerging) and seeks companies that are ~~believed will~~expected to perform well over the next three to five years.

     International Growth - The international growth investment sleeve (style) uses a growth strategy ~~and~~that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. ~~Investments in exchange traded funds may be purchased. Alternatively, research identifying the securities of individual companies or market sectors believed to be attractive investments for the portfolio may also be purchased~~In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.

EMERGING MARKETS ASSET CLASS

     Emerging Markets - ~~Investments for the emerging markets style will be made in emerging countries that the manger considers~~The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An “emerging country” is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance

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Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and ~~where~~ markets that are becoming more sophisticated. ~~Particular emphasis will be placed on such factors as political reform, economic deregulation, and liberalized trade policy and using a disciplined valuation process, the~~ The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.

GLOBAL REAL ESTATE ASSET CLASS

     Global Real Estate Securities - The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate and real estate related sectors. Assets will be allocated among companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio’s investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A company’s financials, cash flow, dividend growth rates, and management strategy is also evaluated in selecting the portfolio’s investments.

FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

     Diversified Fixed Income - The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those ~~securities~~high yield bonds (aka “junk bonds”) having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. ~~Securities~~ Fixed income securities in the international developed markets sector and the emerging markets sector may include ~~foreign government~~ securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities~~Comparison - The most significant difference between the Balanced Series’ and the Moderate Allocation Fund’s stated investment policies is that the Funds have different minimum levels as targets for investment in equities versus fixed income securities, in that the Balanced Series generally invests at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, while the Moderate Allocation Fund will typically target 60% of its net assets in equity securities and 40% of its net assets in fixed-income securities and cash equivalents. As described in more detail above, another significant difference is that the Moderate Allocation Fund offers investors broader diversification across a global opportunity set through its larger group of possible investment styles as compared to the Balanced Series.~~ . A

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supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

     Cash Equivalents - Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.

How do the fundamental investment restrictions of the Funds differ?

     The Funds have adopted substantially similar fundamental investment restrictions. A Fund may not change any of its fundamental investment restrictions without a Majority Vote (as defined below) of its shareholders. The Moderate Allocation Fund’s fundamental investment restrictions are listed in the Moderate Allocation Fund SAI, which is incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement and is available upon request.

What are the risk factors associated with investments in the Funds?

     Like all investments, an investment in each Fund involves risk. There is no assurance that a Fund will meet its investment objective. A Fund’s ability to achieve its investment objective will depend, among other things, on the portfolio managers’ analytical and portfolio management skills. As with many investments in mutual funds, the best results are generally achieved when an investment in a Fund is held for a number of years.

~~Risks Shared by the Balanced Series and the Moderate Allocation Fund:~~

     ~~Asset allocation risk is the risk that the Fund may allocate assets to an asset class that underperforms other asset classes. For example, a Fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising.Market risk is the risk that all or a majority of the securities in a certain market—like the stock or bond market—will decline in value because of economic conditions, future expectations, or investor confidence.~~ Because the two Funds have similar investment objectives and strategies, they are subject to similar, but not identical, risks. An investment in a mutual fund, such as the Funds, entails the risk of the loss of principal invested.

     ~~Industry or sector risk is the risk that the value of securities in a particular industry or sector will decline because of changing expectations for the performance of that industry.~~

     ~~Company risk is the risk that the value of an individual stock or bond will decline because of changing expectations for the performance of the individual company issuing the stock or bond.~~

     ~~Futures and options risk. Futures and options risk is the possibility that a Fund may experience a loss if it employs an options or futures strategy related to a security or a market index and that security or index moves in the opposite direction from what the investment manager anticipated. Futures and options also involve additional expenses, which could reduce any benefit or increase any loss that a Fund gains from using the strategy.Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's~~

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~~shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.~~One of the principal risks of investing in either of the Funds involves market risk, which is the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of a Fund’s stock investments and, therefore, the value of the Fund’s shares held under your contract to fluctuate, and you could lose money. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. Because both Funds invest in debt securities (including high yield bonds) and foreign securities, investing in a Fund also involves the principal risks of security risk, interest rate risk, credit risk, high yield bonds risk, and foreign securities risk. In addition, the Moderate Allocation Fund also entails asset allocation risk, small and medium sized companies risk, emerging markets risk, the risks of global real estate securities, and exchange traded funds risk. The Balanced Series, but not the Moderate Allocation Fund, entails industry risk, index swaps risk, liquidity risk, derivatives risk, futures and options risk, and the risk of loans and other direct indebtedness.

     ~~Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held.~~

     ~~Foreign risk is the risk that foreign securities may be adversely affected by political instability, changes in currency exchange rates, foreign economic conditions, or inadequate regulatory and accounting standards. Foreign markets may also be less efficient or less liquid and have greater price volatility, less regulation, and higher transaction costs than U.S. markets. Foreign currency fluctuations or economic, financial or political instability could cause the value of a fund's investments to fluctuate. Foreign investments may be less liquid, and their prices may be more volatile, than comparable investments in securities of U.S. issuers. Investing in foreign securities also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. As a general matter, risk of loss is typically higher for issuers in emerging markets located in less developed or developing countries. Emerging market countries may have unstable governments, economies based on only a few industries, and securities markets that trade a small number of securities. Securities of issuers in such countries tend to have volatile prices and may offer significant potential for loss as well as gain. Investing in foreign securities also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, foreign investments may be less liquid and their~~

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~~prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.~~

     ~~The Balanced Series typically invests only a small portion of its portfolio in foreign securities, and these are often denominated in U.S. dollars, and the Balanced Series also avoids markets where we believe accounting principles or the regulatory structure are underdeveloped. The Moderate Allocation Fund may invest a larger portion of its portfolio in foreign securities, including emerging market securities, so shareholders of the Moderate Allocation Fund may be more exposed to these risks than shareholders of the Balanced Series.~~

     ~~Investing in so-called “junk” or “high yield” bonds entails the risk of principal loss, which may be greater than the risk involved in investment grade bonds. High yield bonds are sometimes issued by companies whose earnings at the time of issuance are less than the projected debt service on the junk bonds. DMC’s credit-oriented bond selection and our commitment to hold a diversified selection of high yield bonds are designed to manage this risk. DMC will limit the Balanced Series’ investments in high yield bonds to 20% of the Balanced Series’ net assets allocated to fixed income securities (typically no more than 8% of the Balanced Series’ total net assets). The Moderate Allocation Fund may invest up to 15% of its total assets in junk bonds.~~

     ~~Liquidity risk is the possibility that securities cannot be readily sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued them. The Moderate Allocation invests minimally in illiquid securities, while DMC limits the Balanced Series’ exposure to illiquid securities to no more than 15% of the Balanced Series’ net assets, so shareholders of the Moderate Allocation Fund may be less exposed to this risk than shareholders of the Balanced Series.~~

     ~~Derivatives risk is the possibility of a significant loss from employing a derivatives strategy (including a strategy involving swaps, such as interest rate swaps, index swaps, and credit default swaps) related to a security or a securities index and that security or index moves in the opposite direction from what was anticipated. Another risk of derivative transactions is the creditworthiness of the counterparty because the transaction depends on the willingness and ability of the counterparty to fulfill its contractual obligations. Derivatives also involve additional expenses, which could reduce any benefit or increase any loss from using the strategy.~~

     ~~Index swaps are subject to the same market risks as the investment market or sector that the index represents. Depending on the actual movements of the index and how well the portfolio manager forecasts those movements, a series could experience a higher or lower return than anticipated.~~

     ~~Swaps may be particularly sensitive to interest rate changes. Depending on the actual movements of interest rates and how well the portfolio manager anticipates them, a series could experience a higher or lower return than anticipated.~~

     ~~Loans and other direct indebtedness risk involves the risk that a fund will not receive payment of principal, interest, and other amounts due in connection with these investments and will depend primarily on the financial condition of the borrower. Loans that are fully secured offer a fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal, although there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower’s obligation, or that the collateral can be liquidated. Some loans or claims may be in default at the time of purchase. Certain of the loans and the other direct indebtedness may involve revolving credit facilities or other standby financing commitments which obligate a fund to pay additional cash on a certain date or on~~

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~~demand. These commitments may require a fund to increase its investment in a company at a time when that fund might not otherwise decide to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). To the extent that a fund is committed to advance additional funds, it will at all times hold and maintain in a segregated account cash or other high-grade debt obligations in an amount sufficient to meet such commitments.~~

~~Risks Specific to the Moderate Allocation Fund:~~

     ~~The Moderate Allocation Fund's investment strategy is to vary the amount invested among the asset classes of securities. Therefore, the value of the Fund's shares depends on both the performance of each asset class and sub-class and the amount of the fund's total assets invested in each asset class and sub-class. Accordingly, the value of the Fund's shares may be negatively affected if the securities in one of the Fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class, if the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class, or if, when selecting asset classes and sub-classes of investment, poor timing causes the Fund to suffer losses or miss gains generated in a specific asset class or sub-class.~~

     ~~The Moderate Allocation Fund may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions. The Balanced Series concentrates on larger capitalization companies, so it is less subject to the risks of medium and small companies.~~

     More Information - A more complete discussion of the risks of an investment in the Moderate Allocation Fund is included in the Moderate Allocation Fund Prospectus, which is enclosed with this Prospectus/Proxy Statement, under “What are the main risks of investing in the funds?” and in the Moderate Allocation Fund’s Statement of Additional Information, under “Additional Investment Strategies and Risks.” A more complete discussion of the risks of an investment in the Balanced Series is included in the Balanced Series’ prospectus, under “The risks of investing in the Series.”

The principal risks of investing in the Funds are further described in the chart below:

Principal Risk	Balanced Series	Moderate Allocation Fund

Industry Risk	Industry risk is the risk that the value of	This risk is not a principal risk of this Fund.

securities in a particular industry will

decline because of changing expectations

for the performance of that industry.

Liquidity	Liquidity risk is the possibility that	This risk is not a principal risk of this Fund.

securities cannot be readily sold within

seven days at approximately the price at

which a series has valued them.

Loans and	Loans and other direct indebtedness risk	This risk is not a principal risk of this Fund.

other direct	involves, among others, the risk that the

indebtedness	lender will not receive payment of principal,

interest, and other amounts due in

connection with these investments and will

42
I # 857069 v.~~14~~15

Principal Risk	Balanced Series	Moderate Allocation Fund

depend primarily on the financial condition

of the borrower. Certain loans and the other

direct indebtedness may include obligations

that require the Balanced Series to increase

its investment in a company at a time when

the Balanced Series might not otherwise

decide to do so (including at a time when

the company’s financial condition makes it

unlikely that such amounts will be repaid).

To the extent that the Balanced Series is

committed to advance additional funds, it

will at all times hold and maintain in a

segregated account cash or other high-grade

debt obligations in an amount sufficient to

meet such commitments. The Balanced

Series is also subject to the credit risk of the

lending institutions that service the loans to

enforce the Balanced Series’ rights against

the borrower. The highly leveraged nature

of many such loans and other direct

indebtedness may make such loans and

other direct indebtedness especially

vulnerable to adverse changes in economic

or market conditions.

Derivatives	Derivatives risk is the possibility that a	This risk is not a principal risk of this Fund.

series may experience a significant loss if it

employs a derivatives strategy (including a

strategy involving swaps, such as interest

rate swaps, index swaps, and credit default

swaps) related to a security or a securities

index and that security or index moves in

the opposite direction from what the

portfolio manager had anticipated. Another

risk of derivative transactions is the

creditworthiness of the counterparty

because the transaction depends on the

willingness and ability of the counterparty

to fulfill its contractual obligations.

Derivatives also involve additional

expenses, which could reduce any benefit or

increase any loss to a series from using the

strategy.

Index Swaps	Index swaps are subject to the same market	This risk is not a principal risk of this Fund.

risks as the investment market or sector that

the index represents. Depending on the

actual movements of the index and how

well the portfolio manager forecasts those

movements, a series could experience a

higher or lower return than anticipated.

Future and	Future and options risk is the risk that a	This risk is not a principal risk of this Fund.

Options Risk	series may experience a significant loss if it

employs an options or futures strategy

related to a security or a market index and

that security or index moves in the opposite

43
I # 857069 v.~~14~~15

Principal Risk	Balanced Series	Moderate Allocation Fund

direction from what the portfolio manager

anticipated. Futures and options also

involve additional expenses, which could

reduce any benefit or increase any loss from

using the strategy.

Asset	This risk is not a principal risk of this Fund.	Asset allocation risk is the risk that the fund may

Allocation		allocate assets to an asset class that

underperforms other asst classes. For example,

the fund may be overweighted in equity securities

when the stock market is falling and the fixed

income market is rising. Therefore, the value of

the fund’s shares held under your contract depend

on: (1) performance of each asset class and sub-

class (where applicable); and (2) the amount of

the fund’s total asset invested in each asset class

and sub-class (where applicable).

Small and	This risk is not a principal risk of this Fund.	Some of the investment styles may invest in the

Medium Sized		securities of medium and small-sized, less

Companies		mature, lesser-known companies, which may

involve greater risks than those normally

associated with larger, more mature, well-known

companies. The stock of companies with medium

and small stock market capitalizations may trade

less frequently and in limited volume. Medium

and small-sized companies also may have less

certain prospects for growth and greater

sensitivity to changing economic conditions.

Emerging	This risk is not a principal risk of this Fund.	The risk of investing in foreign securities is

Markets		heightened when investing in emerging market

countries. As a general matter, risk of loss is

typically higher for issuers in emerging markets.

Emerging market countries may have especially

unstable governments, economies based on only a

few industries and securities markets that trade a

small number of securities. Securities of issuers

located in these countries tend to have volatile

prices and may offer significant potential for loss

as well as gain.

Exchange	This risk is not a principal risk of this Fund.	The risks of owning an ETF generally reflect the

Traded Funds		risks of owning the underlying securities they are

(ETFs)		designed to track, although lack of liquidity in an

ETF could result in it being more volatile and

ETFs have management fees that increase their

costs.

Global Real	This risk is not a principal risk of this Fund.	Risk related to global real estate securities

Estate		includes possible declines in the value of real

Securities		estate, lack of availability of mortgage funds,

overbuilding, extended vacancies of properties,

property taxes and operating expenses, changes in

zoning laws, environmental costs and liability

damages from natural disasters, and changes in

interest rates. Real estate investment trusts

(REITs) are subject to substantial cash flow

44
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Principal Risk	Balanced Series	Moderate Allocation Fund

dependency, defaults, self-liquidation and the risk

of failure to qualify for the free pass through of

income. Investing in global real estate securities

involves the additional risks of foreign investing

which are not present when investing in U.S. real

estate.

Security Risk	Security risk is the risk that the value of an	Investing in securities involves the risk that the

	individual stock or bond will decline	value of the securities purchased will fluctuate.

	because of changing expectations for the	These fluctuations could occur for a single

	performance of the individual company	company, an industry, a sector of the economy, or

	issuing the stock or bond.	the stock market as a whole. These fluctuations

could cause the value of the fund’s securities to

fluctuate and, therefore, the value of the shares

held under your contract could fluctuate and you

could lose money.

Interest Rate	Interest rate risk is the risk that securities,	Interest rate risk is the risk that the value of the

	particularly bonds with longer maturities,	debt obligations held by the fund and, therefore,

	will decrease in value if interest rates rise.	the value of the fund’s shares will fluctuate with

	Swaps may be particularly sensitive to	changes in interest rates. These fluctuations can

	interest rate changes. Depending on the	be greater for debt obligations with longer

	actual movements of interest rates and how	maturities and for mortgage securities. When

	well the portfolio manager anticipates them,	interest rates rise, debt obligations decline in

	a series could experience a higher or lower	value, and when interest rates fall, debt securities

	return than anticipated.	obligations increase in value. Accordingly, during

periods when interest rates are fluctuating, you

could lose money investing in the fund.

Credit Risk	Credit risk is the risk that there is a	Credit risk is the risk that the issuer of the debt

	possibility that a bond’s issuer will be	obligation will be unable to make interest or

	unable to make timely payments of interest	principal payments on time. A debt obligation’s

	and principal.	credit rating reflects the credit risk associated

with that debt obligation. Higher-rated debt

	Investing in so-called “junk” or “high yield”	obligations involve lower credit risk than lower-

	bonds entails the risk of principal loss,	rated debt obligations. Generally, credit risk is

	which may be greater than the risk involved	higher for corporate and foreign government debt

	in investment grade bonds. High yield	obligations than for U.S. government securities,

	bonds are sometimes issued by companies	and higher still for debt rated below investment

	whose earnings at the time the bond is	grade (high yield bonds). The value of the debt

	issued are less than the projected debt	obligations held by a fund and, therefore, the

	service on the bonds.	value of the fund’s shares, will fluctuate with the

changes in the credit ratings of the debt

obligations held.

High Yield	Investing in so-called “junk” or “high yield”	Investing in “junk” or “high yield” bonds entails

Bonds	bonds entails the risk of principal loss,	greater risk of principal loss than the risk

	which may be greater than the risk involved	involved in investment grade bonds. If debt

	in investment grade bonds. High yield	obligations held by the funds are assigned a lower

	bonds are sometimes issued by companies	credit rating, the value of these debt obligations

	whose earnings at the time of issuance are	and, therefore, the value of the funds’ shares

	less than the projected debt service on the	could fall. High yield bonds are often considered

	junk bonds.	speculative and involve significantly higher credit

risk. These bonds are also more likely to

experience significant fluctuation in value due to

changes in the issuer’s credit rating. The value of

these bonds may fluctuate more than the value of

higher-rated debt obligations, and may decline

45
I # 857069 v.~~14~~15

Principal Risk	Balanced Series	Moderate Allocation Fund

significantly in periods of general economic

difficulty or periods of rising interest rates.

Foreign	Foreign risk is the risk that foreign	Investing in foreign equity securities involves

Securities	securities may be adversely affected by	additional risks not present when investing in

(Equity or	political instability, changes in currency	U.S. securities. Foreign currency fluctuations or

Bonds)	exchange rates, foreign economic	economic or financial instability could cause the

	conditions, or inadequate regulatory and	value of the fund’s investments and, therefore, the

	accounting standards. Foreign markets may	value of the fund’s shares to fluctuate, and you

	also be less efficient or less liquid and have	could lose money. Additionally, Investing in

	greater price volatility, less regulation, and	foreign securities involves risks resulting from the

	higher transaction costs than U.S. markets.	reduced availability of public information

concerning issuers and the fact that foreign

issuers generally are not subject to uniform

accounting, auditing, and financial reporting

standards or to other regulatory practices and

requirements comparable to those applicable to

U.S. issuers. Further, the volume of securities

transactions effected on foreign markets in most

cases remains considerably below that of the U.S.

markets. Accordingly, the fund’s foreign

investments may be less liquid and their prices

may be more volatile than comparable

investments in securities of U.S. issuers. Foreign

brokerage commissions and custodian fees are

generally higher than in the U.S.

     More Information - A more complete discussion of the risks of an investment in the Moderate Allocation Fund is included in the Moderate Allocation Fund Prospectus, which is enclosed with this Prospectus/Proxy Statement, under “What are the main risks of investing in the funds?” and in the Moderate Allocation Fund’s Statement of Additional Information, under “Additional Investment Strategies and Risks.” A more complete discussion of the risks of an investment in the Balanced Series is included in the Balanced Series’ prospectus, under “The risks of investing in the Series,” and in the Balanced Series Statement of Additional Information, under “Investment Strategies and Risks.”

What vote is necessary to approve the Plan?

     Provided that Quorum requirements (as defined below) have been satisfied, the Plan must be approved by a Majority Vote, meaning the affirmative vote of the lesser of: (1) more than 50% of the outstanding voting securities of the Balanced Series; or (2) 67% or more of the voting securities of the Balanced Series present at the Meeting if the holders of more than 50% of the Balanced Series’ outstanding voting securities are present or represented by proxy. With respect to the Balanced Series, “Quorum” means one-third (33 1/3%) of the shares entitled to vote at the Meeting are present in person or represented by proxy at the Meeting.

MORE INFORMATION ABOUT THE FUNDS

     The Moderate Allocation Fund is a separate diversified series of the ~~Lincoln VIP~~LVIP Trust, a Delaware statutory trust. The Balanced Series is separate series of the Delaware VIP~~®~~®®

I # 857069 v.~~14~~15

Trust, a Delaware statutory trust. Each Trust is registered as an open-end management investment company under the Investment Company Act of ~~1940 (“1940 Act”).~~1940. The Balanced Series is a mutual fund within the Delaware Investments® Family of Funds (the “Delaware Companies”) that is managed by ~~Delaware Management Company (“DMC”)~~DMC, a series of Delaware Management Business Trust. The Moderate Allocation Fund is managed by LIAC and sub-advised by DMC.

     Transfer Agency Services. Lincoln Life, 1300 South Clinton Street, Fort Wayne, IN 46802, performs dividend and transfer agent functions for the Moderate Allocation Fund. Delaware Service Company, Inc. (“DSC”), 2005 Market Street, Philadelphia, Pennsylvania 19103, an affiliate of DMC, acts as the shareholder servicing, dividend disbursing, and transfer agent for the Balanced Series and for other mutual funds in the Delaware Companies.

     Custodial Services. The Bank of New York Mellon (“BNY Mellon”) is the custodian of the securities and other assets of both of the Funds. The main office of BNY Mellon is One Wall Street, New York, NY 10286.

     Fund Accounting and Fund Administration Services. BNY Mellon provides fund accounting and financial administration services to each Fund. Those services include performing or overseeing all functions related to calculating each Fund’s net asset value and providing all financial reporting services, regulatory compliance testing and other related accounting services. DSC also provides fund accounting and financial administration oversight services to the Funds. Those services include overseeing the Funds’ pricing process, the calculation and payment of fund expenses, and financial reporting in shareholder reports, registration statements, and other regulatory filings.

     Additional Information. More information about the Moderate Allocation Fund is included in: (~~i~~1) the current Moderate Allocation Fund Prospectus, which is included with ~~and~~, considered a part of, and incorporated by reference into this Proxy Statement/Prospectus; (~~ii~~2) the Moderate Allocation Fund SAI; and (~~iii~~3) the Statement of Additional Information relating this Proxy Statement/Prospectus. The Moderate Allocation Fund is a new fund and therefore has not yet issued an annual or semi-annual report to shareholders. Copies of each of these documents, which have been or will be filed with the SEC and are available upon request and without charge by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge. ~~You can also access any subsequently released shareholder reports for Moderate Allocation Fund at:~~

~~http://www.annuitycontent.lnc.com/LLsup/PDFLibrary/19875A.pdf~~

~~http://www.annuitycontent.lnc.com/llsup/PDFLibrary/SAR-A-MF5.pdf~~

     ~~You may request free copies of~~More information about the Balanced Series is included in the Balanced Series Prospectus~~,~~ and the Balanced Series’ Annual Report to Shareholders for the fiscal year ended December 31, 2008, each of which has been filed with the SEC and is incorporated herein by reference. You can request a copy of the Balanced Series Prospectus, free of charge, by calling (800) 523-1918 or by writing to the Delaware VIP® Trust at Attention:

I # 857069 v.~~14~~15

Account Services, P.O. Box 219656, Kansas City, MO 64121-9656 by regular mail or 430 W. 7th Street, Kansas City, MO 64105 by overnight courier service.

     This Proxy Statement/Prospectus, which constitutes part of a Registration Statement filed by the Moderate Allocation Fund with the SEC under the Securities Act of 1933, as amended, omits certain information contained in such Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits and amendments thereto for further information with respect to the Moderate Allocation Fund and the shares it offers. Statements contained herein concerning provisions of certain documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the full content of the applicable document filed with the SEC.

     Each Fund also files proxy materials, reports, and other information with the SEC in accordance with the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the 1940 Act. These materials can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549, at prescribed rates or from the SEC’s Web site at www.sec.gov. To request information regarding the Funds, you may also send an e-mail to the SEC at publicinfo@sec.gov.

VOTING INFORMATION

How will shareholder voting be handled?

     Only shareholders of record of the Balanced Series at the close of business on March 30, 2009 (the “Record Date”), will be entitled to notice of and to vote at the Meeting on the matters described in this Proxy Statement/Prospectus, and will be entitled to one vote for each full share and a fractional vote for each fractional share that they hold. If sufficient votes to approve the Proposal are not received by the date of the Meeting, the Meeting may be adjourned to permit further solicitations of proxies. A majority of the votes cast by contract owners of the Balanced Series present in person or by proxy at the Meeting (whether or not sufficient to constitute a Quorum) may adjourn the Meeting. The Meeting may also be adjourned by the Chairperson of the Meeting. It is anticipated that the persons named as proxies on the enclosed proxy cards will use the authority granted to them to vote on adjournment in their discretion.

     At the meeting, insurance companies whose separate accounts hold Balanced Series shares will vote their Balanced Series shares in accordance with the instructions received from contract owners whose purchase payments were invested by the separate accounts, as of the Record Date, in the Balanced Series. For all separate accounts that support variable annuity contracts, the number of votes which a contract owner may cast when providing voting instructions is determined by applying the contract owner’s percentage interest in the Balanced Series to the total number of votes attributable to the Balanced Series. In determining the number of votes, fractional shares will be recognized.

     Abstentions and broker non-votes will be included for purposes of determining whether a Quorum is present at the Meeting for a particular matter, and will have the same effect as a vote

I # 857069 v.~~14~~15

“against” the Proposal. Broker non-votes are proxies from brokers or nominees indicating that such persons have not received voting instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power.

     Balanced Series shares that are owned directly by funds of funds or other accounts managed by DMC, LIAC, or their affiliates will generally be voted in the same proportion as the votes received from other holders of Balanced Series shares (so-called “echo voting”). To the extent required, the insurance companies whose accounts are the record owners of shares of the Balanced Series will echo vote shares attributable to variable contracts as to which no voting instructions are received. Accordingly, votes controlled by DMC, LIAC or their affiliates, or by such insurance companies will not likely change the outcome of the vote on the Transaction. However, the effect of this proportional voting is that a small number of Contract Owners may determine the outcome of a vote. If voting instructions are properly executed and received in a timely manner but they contain no voting directions, the votes represented by those cards will be cast FOR the proposals considered at the meeting.

How do I ensure my vote is accurately recorded?

     You may attend the Meeting and vote in person. You may also vote by completing, signing, and returning the enclosed proxy card in the enclosed postage paid envelope, or by telephone or through the Internet. If you return your signed proxy card or vote by telephone or through the Internet, your vote will be officially cast at the Meeting by the persons appointed as proxies. A proxy card is, in essence, a ballot. If you simply sign and date the proxy card but give no voting instructions, your shares will be voted in favor of the Proposal and in accordance with the views of management upon any unexpected matters that come before the Meeting or adjournment of the Meeting.

Contract Owners are urged to designate their choice on the matter to be acted upon by using one of the following three methods:

1.	BY INTERNET

Read the Proxy Statement/Prospectus.

Go to the voting link found on your proxy card.

Follow the instructions using your proxy card as a guide.

(Do not mail the proxy card if you provide voting instructions by Internet.)

2.	BY MAIL

Read the Proxy Statement/Prospectus.

Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

3.	BY TELEPHONE

Read the Proxy Statement/Prospectus.

Call the toll-free number found on your proxy card.

Follow the recorded instructions using your proxy card as a guide.

(Do not mail the proxy card if you provide voting instructions by

I # 857069 v.~~14~~15

telephone.)

May I revoke my proxy?

     A contract owner may revoke a proxy at any time before it is voted by sending a written notice to Delaware VIP® Trust expressly revoking their proxy, by signing and forwarding to Delaware VIP Trust a later-dated proxy, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, you will have to make arrangements with your broker to revoke a previously executed proxy.

What other matters will be voted upon at the Meeting?

     The Board of Delaware VIP Trust does not intend to bring any matters before the Meeting with respect to the Balanced Series other than those described in this Proxy Statement/Prospectus. The Board of Delaware VIP Trust is not aware of any other matters to be brought before the Meeting with respect to the Balanced Series by others. If any other matter legally comes before the Meeting, proxies for which discretion has been granted will be voted in accordance with the views of management.

Who is entitled to vote?

     Only shareholders of record on the Record Date will be entitled to vote at the Meeting. There were ~~[~~
~~________~~
~~]~~1,372,392.736 outstanding shares of the Balanced Series entitled to vote as of the Record Date.

     ~~Balanced Series shares that are owned directly by funds of funds or other accounts managed by DMC, LIAC, or their affiliates will generally be voted in the same proportion as the votes received from other holders of Balanced Series shares (so-called “echo voting”). Accordingly, such voting will not likely affect the outcome of the vote on the Transaction.~~

What other solicitations will be made?

     This proxy solicitation is being made by the Board of Delaware VIP® Trust for use at the Meeting. The cost of this proxy solicitation will be borne by DMC. In addition to the solicitation of proxy cards by mail, officers and employees of the Delaware VIP Trust, without additional compensation, may solicit proxy instructions in person, by telephone, and electronically, including through the Internet. The Trust may engage a third-party vendor to solicit proxies from contract owners, for an approximate fee, including out-of-pocket expenses, ranging between $1,000 and $10,000, which will be paid by DMC.

     As the Meeting date approaches, certain contract owners of the Balanced Series may receive a telephone call on behalf of the Balanced Series if their votes have not yet been received. Proxies that are obtained telephonically will be recorded in accordance with the procedures described below. These procedures are designed to ensure that both the identity of the contract owner casting the vote and the voting instructions of the contract owner are accurately determined.

I # 857069 v.~~14~~15

     In all cases where a telephonic proxy is solicited, the Computershare Fund Services, Inc. (“Computershare”) representative is required to ask for each contract owner’s full name and address, or the zip code or employer identification number, and to confirm that the contract owner has received the proxy materials in the mail. If the contract owner is a corporation or other entity, the Computershare representative is required to ask for the person’s title and confirmation that the person is authorized to direct the voting of the shares. If the information solicited agrees with the information provided to Computershare, then the Computershare representative has the responsibility to explain the process, read the Proposal listed on the proxy card and ask for the contract owner’s instructions on the Proposal. Although the Computershare representative is permitted to answer questions about the process, he or she is not permitted to recommend to the contract owner how to vote, other than to read any recommendation set forth in this Proxy Statement/Prospectus. Computershare will record the contract owner’s instructions on the card. Within 72 hours, the contract owner will be sent a letter or mailgram to confirm his or her vote and asking the contract owner to call Computershare immediately if his or her instructions are not correctly reflected in the confirmation.

Who will pay the expenses of the Proposal?

     The costs of the Transaction, including the costs of soliciting proxies in connection with the Meeting, will be borne by DMC.

How do I submit a proposal?

     Delaware VIP® Trust is not required to, and does not intend to, hold regular annual shareholders’ meetings. A shareholder wishing to submit a proposal for consideration for inclusion in a proxy statement for the next shareholders’ meeting, if any, should send his or her written proposal to the offices of Delaware VIP Trust, directed to the attention of its Secretary, at the address of its principal executive office printed on the first page of this Proxy Statement/Prospectus, so that it is received within a reasonable time before any such meeting. The inclusion and/or presentation of any such proposal is subject to the applicable requirements of the proxy rules under the 1934 Act. Submission of a proposal by a contract owner does not guarantee that the proposal will be included in Delaware VIP Trust’s proxy statement or presented at the meeting.

PRINCIPAL HOLDERS OF SHARES

     On the Record Date, the officers and Trustees of each Trust, as a group, owned less than 1% of the outstanding voting shares of either Fund or class thereof.

     To the knowledge of the Trusts, as of the Record Date, no person, except as set forth in the table at Exhibit B, owned of record 5% or more of the outstanding shares of any class of the Balanced Series or the Moderate Allocation Fund. Except as noted therein, the Trusts have no knowledge of beneficial ownership. Because the Moderate Allocation Fund is a shell fund, the beneficial owners of the Balanced Series as of the Record Date are expected after the Transaction to own substantially the same proportion of the Moderate Allocation Fund as they owned of the Balanced Series as of the Record Date.

I # 857069 v.~~14~~15

I # 857069 v.~~14~~15

EXHIBITS TO
PROXY STATEMENT/PROSPECTUS

Exhibit A -

Form of Agreement and Plan of Reorganization between Delaware VIP® Trust, on behalf of Delaware VIP Balanced Series, and Lincoln Variable Insurance Products Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund

Exhibit B -	Principal Holders of Shares

I # 857069 v.~~14~~15

OTHER DOCUMENTS INCLUDED WITH THIS PROXY STATEMENT/PROSPECTUS

  Prospectus of Moderate Allocation Fund dated ~~[March 7, 2009]~~March 25, 2009. The prospectus of Moderate Allocation Fund dated March 25, 2009, is part of this Prospectus/Proxy Statement and will be included in the Proxy mailing to all shareholders of record of Delaware VIP Balanced Series. For purposes of this EDGAR filing, the prospectus of Moderate Allocation Fund dated March 25, 2009 is incorporated by reference to the electronic filing on Form N-1A made by Lincoln Variable Insurance Products Trust on March 20, 2009, under Accession No. 0001193125-09-059839 (File Nos. 811-08090 and 033-70742).

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Exhibit A – Form of Agreement and Plan of Reorganization between Lincoln Variable Insurance Products Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund, and Delaware VIP® Trust, on behalf of Delaware VIP Balanced Series

1

I # 857069 v.~~14~~15

EXHIBIT B

PRINCIPAL HOLDERS OF SHARES

Fund Name / Class Name

~~and~~	~~Share Amount~~Registration	Percentage

~~Address of Account~~

Delaware VIP® Balanced
Series

Standard Class	Commonwealth Annuity & Life	95.90%

	Insurance Co (SE2)

	Security Benefit Group

	440 Lincoln St

	Worcester, MA 01653-0002

Service Class	Delaware Investments Seed	100%

	Attn Rick Salus

	2005 Market St

	Philadelphia, PA 19103-7042

~~LVIP Delaware~~

~~Foundation(R)Moderate~~

~~Allocation Fund~~

~~Standard Class~~

~~Service Class~~

The Moderate Allocation Fund is newly created “shell fund” and initially will be wholly owned by Lincoln Life as the initial seed investor.

637836/4

C-1

I # 857069 v.~~14~~15

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Document 1 ID Description	interwovenSite://PDMS/IMG/857069/14 #857069v14<IMG> - N-14 - VIP Balanced - LVIP Del. Foundation Mod. Reorg
Document 2 ID Description	interwovenSite://PDMS/IMG/857069/15 #857069v15<IMG> - N-14 - VIP Balanced - LVIP Del. Foundation Mod. Reorg
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Delaware Investments®
A member of Lincoln Financial Group®

PROXY MATERIALS

DELAWARE VIP® BALANCED SERIES

(a series of Delaware VIP Trust)

Dear Variable Annuity or Variable Life Insurance Contract Holder:

     I am writing to let you know that a meeting of the shareholders of Delaware VIP Balanced Series (the “Balanced Series”) will be held on May 18, 2009. The purpose of the meeting is to vote on an important proposal that affects the Balanced Series and your investment in it. You are entitled to provide us with instructions for voting shares of the Balanced Series that your insurance company holds to fund your variable annuity contract or variable life insurance policy. This package contains information about the proposal and the materials to use when voting by mail, by telephone, or through the Internet.

     Please read the enclosed materials and cast your vote. Please vote your shares promptly. Your vote is extremely important, no matter how large or small your holdings may be.

     The proposal has been carefully reviewed by the Balanced Series’ Board of Trustees (the “Trustees”). The Trustees, most of whom are not affiliated with Delaware Investments, are responsible for protecting your interests as a contract owner. The Trustees believe the proposal is in the best interests of the Balanced Series. They recommend that you vote FOR the proposal.

     The enclosed Q&A is provided to assist you in understanding the proposal. The proposal is described in greater detail in the enclosed Proxy Statement/Prospectus.

     Voting is quick and easy. Everything you need is enclosed. To cast your vote, simply complete the proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope. You may also vote by touch-tone telephone or through the Internet. Simply call the toll-free number or visit the website indicated on your proxy card, and follow the recorded or online instructions.

     If you have any questions before you vote, please feel free to call Delaware Investments 800 523-1918. Thank you for your participation in this important initiative.

Sincerely,

/s/ Patrick P. Coyne Patrick P. Coyne

Chairman, President, and Chief Executive Officer

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IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL

     Below is a brief overview of the proposal to be voted upon. Your vote is important. Please read the full text of the Proxy Statement/Prospectus, which you should retain for future reference. If you need another copy of the Proxy Statement/Prospectus, please call Delaware Investments at 800 523-1918.

What proposal am I being asked to vote on?

     You are being asked to vote to approve an Agreement and Plan of Reorganization between Delaware VIP® Trust, on behalf of the Delaware VIP Balanced Series (the “Balanced Series”), and Lincoln Variable Insurance Products (“LVIP”) Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund (the “Moderate Allocation Fund”) (collectively, the “Funds”).

Proposal: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

What reorganization is the Board proposing?

     Contract owners of the Balanced Series are being asked to consider and approve a reorganization (the “Transaction”) that will have the effect of reorganizing the Balanced Series with and into the Moderate Allocation Fund.

Why has the Board of Trustees proposed this reorganization?

  The Balanced Series and Moderate Allocation Fund have similar investment objectives, and similar overall investment strategies.
  The Moderate Allocation Fund has lower net expenses than the Balanced Series, after giving effect to contractual fee waivers, as detailed in the Prospectus/Proxy Statement.
  The Moderate Allocation Fund offers investors broader diversification across a set of global opportunities compared to the Balanced Series.
  The Moderate Allocation Fund is part of a series of target-risk lifecycle funds that are designed to appeal to retirement plan fiduciaries who may select them to be included in certain investment products. These possible distribution opportunities for the Moderate Allocation Fund may have an impact on raising new assets for the Moderate Allocation Fund while the Balanced Series’ assets have diminished significantly. The proposed reorganization could potentially benefit shareholders of the Balanced Series by providing greater distribution opportunities, which may increase fund assets and ultimately could lead to cost savings as a result of economies of scale.

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How will the Transaction potentially benefit shareholders?

     The Delaware VIP Trust’s Board of Trustees (the “Board”) considered a number of factors before approving the Transaction. After considering these factors, the Boards concluded that shareholders will potentially benefit from the Transaction in the following ways:

  The investment strategies and policies of the Balanced Series are similar, but not identical to, the investment strategies and policies of the Moderate Allocation Fund.
  The portfolio of the Balanced Series has historically been managed in a similar manner (and has similar holdings) to how a large portion of the portfolio of the Moderate Allocation Fund will be managed, which would help to provide for a relatively smooth transition for contract owners of the Balanced Series should the Transaction be approved.
  Shareholders of the Funds potentially could benefit by the growth in assets realized by placing the Balanced Series within a group of funds with more distribution prospects because a larger fund could realize cost savings due to economies of scale from the spreading of fixed costs over a larger asset base. The LVIP Delaware Foundation® Funds are designed to appeal to retirement plan fiduciaries who may select them to be included in certain investment products. The potential increased distribution opportunities may benefit shareholders of the Balanced Series through growth in assets. There can be no assurance, however, that such savings will be realized.
  The Transaction will be structured as a tax-free reorganization so that for federal income tax purposes: (i) shareholders of the Balanced Series will not recognize any gain or loss as a result of the exchange of their shares of the Balanced Series for shares of the Moderate Allocation Fund; and (ii) the Moderate Allocation Fund and its shareholders will not recognize any gain or loss upon receipt of the Balanced Series’ assets.
  If, as is anticipated, the Moderate Allocation Fund has no assets at the time of the closing of the Reorganization, the Transaction will not result in any limitation on the use by the Moderate Allocation Fund of the Balanced Series’ capital loss carryforwards. Therefore, shareholders of the Balanced Series, including Moderate Allocation Fund shareholders post- Transaction, may continue to benefit from the Balanced Series’ capital loss carryforwards, which may be used to offset future capital gains. However, any capital losses of the Moderate Allocation Fund, as the successor in interest to the Balanced Series, may subsequently become subject to an annual limitation as a result of sales of Moderate Allocation Fund shares post-transaction.

How will the Transaction work?

     The Moderate Allocation Fund will acquire substantially all of the assets of the Balanced Series in exchange for shares of the Moderate Allocation Fund. The Balanced Series will then distribute the Moderate Allocation Fund shares on a pro rata basis to its contract owners. At the time of the Transaction, any shares your account owns of the Balanced Series will be cancelled and your account will receive new shares in the same class of the Moderate Allocation Fund that will have an aggregate value equal to the value of your account’s shares in the Balanced Series.

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More detailed information about the transfer of assets by the Balanced Series and the issuance of shares by the Moderate Allocation Fund can be found in the Proxy Statement/Prospectus.

Will Portfolio Management change?

     Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, is the investment manager for the Balanced Series. Lincoln Investment Advisors Corporation (“LIAC”) is the investment manager of the Moderate Allocation Fund. DMC will enter into a sub-advisory agreement with LIAC so that it could provide day-to-day portfolio management services to the Moderate Allocation Fund.

What is the anticipated timetable for the Transaction?

     The meeting to vote on the Transaction is scheduled for May 18, 2009 (the “Meeting”). It is currently anticipated that the Transaction, if approved by shareholders, will take place in May 2009. Whether or not you plan to attend the Meeting, please vote your shares by mail, by telephone, or through the Internet. If you determine at a later date that you wish to attend this Meeting, you may revoke your proxy and vote in person, as provided in the attached Proxy Statement/Prospectus.

COMMON QUESTIONS AND GENERAL INFORMATION

Has the Balanced Series’ Board approved the proposal?

     Yes. The Balanced Series’ Board has unanimously approved the proposal and recommends that you vote to approve it.

How many votes am I entitled to cast?

     As a contract owner, you are entitled to one vote for each full share and a fractional vote for each fractional share of the Balanced Series that your account owns on the record date. The record date is March 30, 2009.

How do I vote my shares?

     You can vote your shares by completing and signing the enclosed proxy card and mailing it in the enclosed postage-paid envelope. You may also vote by touch-tone telephone by calling the toll-free number printed on your proxy card and following the recorded instructions. In addition, you may also vote through the Internet by visiting www.proxyvote.com and following the on-line instructions. If you need any assistance, or have any questions regarding the proposal or how to vote your shares, please call Delaware Investments at 800 523-1918.

How do I sign the proxy card?

     Individual Accounts: Shareholders should sign exactly as their names appear on the account registration shown on the card.

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     Joint Accounts: Either owner may sign, but the name of the person signing should conform exactly to a name shown in the registration.

     All Other Accounts: The person signing must indicate his or her capacity. For example, if Ms. Ann B. Collins serves as a trustee for a trust account or other type of entity, she should sign, “Ann B. Collins, Trustee.”

How can I find more information on the Proposal?

     You should read the Proxy Statement/Prospectus that provides details regarding the proposal. If you have any questions, please call 800 523-1918.

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DELAWARE VIP® BALANCED SERIES
(a series of Delaware VIP Trust)

2005 Market Street
Philadelphia, Pennsylvania 19103-7094

NOTICE OF MEETING OF SHAREHOLDERS to be held on May 18, 2009

TO THE OWNERS OF VARIABLE LIFE INSURANCE POLICIES AND VARIABLE ANNUITY CONTRACTS ENTITLED TO GIVE VOTING INSTRUCTIONS WITH REGARD TO DELAWARE VIP BALANCED SERIES:

     NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of shareholders of Delaware VIP Balanced Series (the “Balanced Series”), a series of Delaware VIP Trust, has been called by the Board of Trustees of Delaware VIP Trust and will be held at the offices of Stradley Ronon Stevens & Young, LLP located at 2005 Market Street, 26th Floor, Philadelphia, PA 19103, on May 18, 2009 at 3:00 p.m., Eastern Time. The Meeting is being called for the following reasons:

     1. To approve an Agreement and Plan of Reorganization between Delaware VIP Trust, on behalf of the Balanced Series, and Lincoln Variable Insurance Products (“LVIP”) Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund (the “Moderate Allocation Fund”) which provides for: (i) the acquisition of substantially all of the assets of the Balanced Series by the Moderate Allocation Fund, in exchange solely for shares of the Moderate Allocation Fund; (ii) the pro rata distribution of shares of the Moderate Allocation Fund to the shareholders of the Balanced Series; and (iii) the complete liquidation and dissolution of the Balanced Series.

     2. To vote upon any other business as may properly come before the Meeting or any adjournment thereof.

     Shareholders of record of the Balanced Series as of the close of business on March 30, 2009 are entitled to notice of, and to vote at, the Meeting or any adjournment thereof. Your variable life insurance or variable annuity contract entitles you to direct your insurance company how to vote. Shares of the Balanced Series are held primarily by separate accounts of insurance companies that support certain variable annuity contracts and variable life insurance policies. (For convenience, contract owners and policy participants are referred to collectively as “contract owners”). Contract owners have the right to instruct the insurance companies how to vote these shares of the Balanced Series. Whether or not you plan to attend the Meeting, please vote your shares by returning the proxy card by mail in the enclosed postage-paid envelope provided, or by voting by telephone or over the Internet. Your vote is important.

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By Order of the Board,

/s/ Patrick P. Coyne Patrick P. Coyne

Chairman, President, and Chief Executive Officer

April 6, 2009

To secure the largest possible representation and to save the expense of further mailings, please mark your proxy card, sign it, and return it in the enclosed envelope, which requires no postage if mailed in the United States. If you prefer, you may instead vote by telephone or the Internet. You may revoke your proxy at any time at or before the Meeting or vote in person if you attend the Meeting, as provided in the attached Proxy Statement/Prospectus.

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PROXY STATEMENT/PROSPECTUS
TABLE OF CONTENTS
Page

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF
REORGANIZATION	2
SUMMARY	2
What is the purpose of the Proposal?	2
How do the investment objectives, strategies, and policies of the Balanced
Series and the Moderate Allocation Fund compare?	3
What are the principal risks associated with investments in the Funds?	4

What are the general tax consequences of the Transaction?	~~4~~5

Who manages the Funds?	~~4~~5

What are the fees and expenses of each Fund and what might they be after
the Transaction?	5
How do the performance records of the Funds compare?	8
Where can I find more financial information about the Funds?	8
What are other key features of the Funds?	13
REASONS FOR THE TRANSACTION	15
INFORMATION ABOUT THE TRANSACTION AND THE PLAN	19
How will the Transaction be carried out?	19
Who will pay the expenses of the Transaction?	20
What are the tax consequences of the Transaction?	21
What should I know about shares of the Moderate Allocation Fund?	21
What are the capitalizations of the Funds and what might the capitalization
be after the Transaction?	23
COMPARISON OF INVESTMENT OBJECTIVES, STRATEGIES, POLICIES,
AND RISKS	24
Are there any significant differences between the investment objectives of the
Balanced Series and the Moderate Allocation Fund?	24

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Are there any significant differences between the investment strategies and
policies of the Balanced Series and the Moderate Allocation Fund?	24
How do the fundamental investment restrictions of the Funds differ?	32
What are the risk factors associated with investments in the Funds?	~~32~~33

What vote is necessary to approve the Plan?	~~32~~33

MORE INFORMATION ABOUT THE FUNDS	37
VOTING INFORMATION	39
PRINCIPAL HOLDERS OF SHARES	42

EXHIBITS
Exhibit A - Form of Agreement and Plan of Reorganization
Exhibit B - Principal Holders of Shares as of March 30, 2009

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PROXY STATEMENT/PROSPECTUS

Dated April [6], 2009

Acquisition of Substantially All of the Assets of:

DELAWARE VIP® BALANCED SERIES

(a series of Delaware VIP Trust)

By and in exchange for shares of

LVIP DELAWARE FOUNDATION® MODERATE ALLOCATION FUND

(a series of Lincoln Variable Insurance Products Trust)

     This Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) solicits proxies to be voted at a meeting (the “Meeting”) of the shareholders of Delaware VIP Balanced Series (the “Balanced Series”), a series of Delaware VIP Trust. The Meeting was called by the Board of Trustees of Delaware VIP Trust (the “Delaware VIP Trust Board”) to vote on the approval of the Plan (as more fully described below).

     The Meeting will be held at the offices of Stradley Ronon Stevens & Young, LLP located at 2005 Market Street, 26th Floor, Philadelphia, PA 19103, on May 18, 2009 at 3:00 p.m., Eastern Time. The Delaware VIP Trust Board, on behalf of the Balanced Series, is soliciting these proxies. This Proxy Statement/Prospectus will first be sent to contract owners on or about April 9, 2009.

     The principal offices of Lincoln Variable Insurance Products Trust (“LVIP Trust”) and Delaware VIP Trust (each, a “Trust” and collectively, the “Trusts”) are located at 1300 South Clinton Street, Fort Wayne, Indiana 46802 and 2005 Market Street, Philadelpha, PA 19103, respectively. You can reach the LVIP Trust by telephone by calling (800) 4LINCOLN (454-6265). You can reach the Delaware VIP Trust by telephone by calling (800) 523-1918.

     This Proxy Statement/Prospectus gives you information about an investment in the LVIP Delaware Foundation Moderate Allocation Fund (the “Moderate Allocation Fund”) and about other matters that you should know before voting and investing. You should retain it for future reference. A Statement of Additional Information dated April [6], 2009 (the “Statement of Additional Information”) relating to this Proxy Statement/Prospectus, which includes more information about the Moderate Allocation Fund and the Balanced Series (each, a “Fund” and collectively, the “Funds”) and the proposed transaction, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is incorporated herein by reference. Additional information about the Moderate Allocation Fund has been filed with the SEC and is available upon oral or written request and without charge. You can request a free copy of the Statement of Additional Information and other information by calling (800) 4LINCOLN (454-6265), or by writing to the LVIP Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

     The Prospectus of the LVIP Moderate Allocation Fund dated March 25, 2009 (the “Moderate Allocation Fund Prospectus”) is included with and is considered a part of this Proxy Statement/Prospectus, and is intended to provide you with information about the Moderate

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Allocation Fund. Because it is a new fund, the Moderate Allocation Fund has not yet issued an annual or semi-annual report to shareholders.

     Shares of the Balanced Series are held primarily by separate accounts of insurance companies that support certain variable annuity contracts and variable life insurance policies. (For convenience, contract owners and policy participants are referred to collectively as “contract owners”). Contract owners have the right to instruct the insurance companies how to vote these shares of the Balanced Series.

     Like all mutual funds, the SEC has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

     Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other U.S. government agency. Mutual fund shares involve investment risks, including the possible loss of principal.

PROPOSAL: TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION

     Shareholders of the Balanced Series are being asked to consider and approve an Agreement and Plan of Reorganization (the “Plan”) that will have the effect of reorganizing the Balanced Series with and into the Moderate Allocation Fund as summarized below. As a contract owner, you are entitled to instruct your insurance company on how to vote the shares of the Balanced Series attributable to you under your contract or policy.

     The Plan provides for: (i) the acquisition by the Moderate Allocation Fund of substantially all of the property, assets, goodwill, and stated liabilities of the Balanced Series in exchange for Service Class and Standard Class shares of the Moderate Allocation Fund; (ii) the pro rata distribution of Service Class and Standard Class shares of the Moderate Allocation Fund to contract owners of the Balanced Series; and (iii) the liquidation and dissolution of the Balanced Series. If the shareholders of the Balanced Series vote to approve the Plan, as a contract owner of the Balanced Series, your account will receive Moderate Allocation Fund shares equal in total value to, and of the same class as, your investment in the Balanced Series. The Balanced Series will then be liquidated.

SUMMARY

     This is only a summary of certain information contained in the Proxy Statement/Prospectus. You should read the more complete information in the rest of this Proxy Statement/Prospectus, including the Plan (attached as Exhibit A) and the Moderate Allocation Fund Prospectus, which is included with this Proxy Statement/Prospectus.

What is the purpose of the Proposal?

     The Delaware VIP® Trust Board approved the Plan for the Balanced Series and recommends that shareholders of the Balanced Series approve the Plan. If shareholders of the Balanced Series approve the Plan, substantially all of the Balanced Series’ assets will be

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transferred to the Moderate Allocation Fund in exchange for the Moderate Allocation Fund’s shares equal in value to the assets of the Balanced Series that are transferred to the Moderate Allocation Fund. The Moderate Allocation Fund shares will then be distributed pro rata to the Balanced Series’ shareholders and the Balanced Series will be liquidated and dissolved. This proposed transaction is referred to in this Proxy Statement/Prospectus as the “Transaction.”

     The Transaction, if approved, will result in your account’s shares of the Balanced Series being exchanged for a number of Moderate Allocation Fund shares of the same class equal in total value to your account’s shares of the Balanced Series. This means that your insurance company separate account will cease to be a shareholder of the Balanced Series and will become a shareholder of the Moderate Allocation Fund. This exchange will occur on a date agreed to by the parties to the Plan (hereinafter, the “Closing Date”), which is currently expected to be in May 2009.

     The Moderate Allocation Fund was formed as one of three new asset allocation funds, collectively referred to as the “LVIP Delaware Foundation® Funds,” that are structured as target risk lifecycle funds. The LVIP Delaware Foundation Funds are designed to qualify as retirement plan alternatives. The potential for increased distribution opportunities may benefit shareholders of the Balanced Series through growth in assets, as discussed herein.

     For the reasons set forth below under “Reasons for the Transaction,” the Boards of Trustees of each Trust (each, a “Board” and collectively, the “Boards”) have concluded that the Transaction is in the best interests of the Funds. The Boards have also concluded that no dilution in value would result to the contract owners of the Funds as a result of the Transaction.

How do the investment objectives, strategies, and policies of the Balanced Series and the Moderate Allocation Fund compare?

     The investment objective of the Balanced Series is similar, but not identical, to the investment objective of the Moderate Allocation Fund. The Balanced Series seeks a balance of capital appreciation, income and preservation of capital, whereas the Moderate Allocation Fund seeks capital appreciation with current income as a secondary objective. Both Funds invest in a mix of equity securities and fixed income securities, seeking to provide both appreciation and income. Each Fund’s investment objective is nonfundamental, which means that it may be changed without prior contract owner approval.

     The overall investment strategies and policies of the Balanced Series are similar, but not identical, to the investment strategies and policies of the Moderate Allocation Fund. The Balanced Series will, under normal circumstances, generally invest at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, including high yield fixed income securities. Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, will limit the Balanced Series’ investments in high yield bonds (also known as “junk bonds”) to 20% of the Balanced Series’ net assets allocated to fixed income securities (typically no more than 8% of the Balanced Series’ total net assets). The Balanced Series invests in common stocks of established companies that DMC believes have the potential for long-term capital appreciation. In addition, the Balanced Series invests in various types of fixed income securities, including U.S. government securities and corporate bonds.

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     The Moderate Allocation Fund seeks to achieve its objectives by investing in a combination of underlying securities representing a variety of asset classes and investment styles managed by DMC. The Moderate Allocation Fund uses an active allocation approach when selecting investments for the Moderate Allocation Fund. In striving to meet its objectives, the Moderate Allocation Fund will typically target about 60% of its net assets in equity securities and about 40% of its net assets in fixed income securities. The Moderate Allocation Fund may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds.

     The most significant difference between the Funds’ investment policies is how each Fund executes its investment objectives and overall investment strategies. For the Balanced Series, equity assets are managed by DMC’s Value Equity portfolio management team, which utilizes a value-oriented investment philosophy to invest in securities of large-capitalization companies that they believe have long-term capital appreciation potential. The remainder of the Balanced Series’ assets will generally be invested in various types of fixed income securities, including U.S. government and government agency securities, corporate bonds, and high yield securities.

     ~~In contrast, the Moderate Allocation Fund currently invests a portion of its portfolio pursuant to investment styles similar to those described above for the Balanced Series, but, in addition, the Moderate Allocation Fund is permitted to invest pursuant to the following investment styles: U.S. Large Cap Core Equity, U.S. Large Cap Growth Equity, U.S. Small Cap Core Equity, International Value Equity, International Growth Equity, Global Real Estate Equity, and Emerging Markets Equity. In addition, within its fixed income holdings, the Moderate Allocation Fund is permitted to invest in a larger proportion of non-U.S. fixed income securities.~~

     The Moderate Allocation Fund also pursues its investment objectives by investing in a diversified portfolio of securities of different asset classes and investment styles. The Moderate Allocation Fund, however, will have a broader range of investment holdings (equities and fixed-income) and a more global investment orientation. The target percentages that the Moderate Allocation Fund expects to invest in various asset classes are: U.S. equity 30%; international equity 22.5%; emerging markets 7.5%; global real state 0.0%; bonds 38%; and cash equivalents 2%. Actual allocations may vary within the ranges set forth in the table below. Some of the asset classes include multiple investment styles, with the result that the Moderate Allocation Fund has the ability to invest in nine different asset classes or investment styles: U.S. large cap core, U.S. mid and large cap growth, U.S. large cap value, U.S. small cap core, international value equity, international growth, emerging markets, fixed income, and cash equivalents.

     For further information about the investment objectives and policies of the Funds, see “Comparison of Investment Objectives, Strategies, Policies, and Risks” below.

What are the principal risks associated with investments in the Funds?

     As with most investments, investments in the Funds involve certain risks. There can be no guarantee against losses resulting from an investment in either Fund, nor can there be any assurance that either Fund will achieve its investment objective. Investments in the Funds involve principal risks such as market, industry and sector, foreign, credit, and interest.

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     Because the two Funds have similar investment objectives and strategies, they are subject to similar, but not identical, risks. An investment in a mutual fund, such as the Funds, entails the risk of the loss of principal invested. One of the principal risks of investing in either of the Funds involves market risk, which is the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of a Fund’s stock investments and, therefore, the value of the Fund’s shares held under your contract to fluctuate, and you could lose money. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. Because both Funds invest in debt securities (including high yield bonds) and foreign securities, investing in a Fund also involves the principal risks of security risk, interest rate risk, credit risk, high yield bonds risk, and foreign securities risk. In addition, the Moderate Allocation Fund also entails asset allocation risk, small and medium sized companies risk, emerging markets risk, the risks of global real estate securities, and exchange traded funds risk. The Balanced Series, but not the Moderate Allocation Fund, entails industry risk, index swaps risk, liquidity risk, derivatives risk, futures and options risk, and the risk of loans and other direct indebtedness.

     For further information about the risks of investing in the Funds, see “Comparison of Investment Objectives, Strategies, Policies, and Risks” below.

What are the general tax consequences of the Transaction?

     It is expected that shareholders of the Balanced Series will not recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares in the Balanced Series for shares of the Moderate Allocation Fund pursuant to the Transaction. Additionally, assuming each variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Transaction. Further, contract holders that have selected either Fund as an investment option are not taxed currently on income or gains realized under such contracts until the income or gain is distributed. Affected contract owners and shareholders should, however, consult their tax advisers regarding the effect, if any, of the Transaction in light of their individual circumstances. Contract holders should also consult their tax adviser about other state and local tax consequences of the Transaction, if any, because the information about tax consequences in this document relates to the federal income tax consequences of the Transaction only. For further information about the federal income tax consequences of the Transaction, see “Information About the Transaction - What are the tax consequences of the Transaction?”

What are the fees and expenses of each Fund and what might they be after the Transaction?

     The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Funds. The sales charge structure for each Fund is identical: neither Fund charges any sales load. The expenses shown for the Balanced Series are based on expenses incurred during the Balanced Series’ fiscal year ended December 31, 2008. The expenses for the Moderate Allocation Fund are estimates based on Moderate Allocation Fund’s fees and projected expenses. The expenses for Moderate Allocation Fund (Pro Forma) are estimated based on what the expenses of the Moderate Allocation Fund might have been for the year ended December 31, 2008, if the Transaction had occurred as of the beginning of that year.

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     The fees described in the following table relate only to the fees and expenses of the Funds and do not include any fees or expenses charged under a variable contract. Variable contracts may impose sales charges and other ongoing fees and expenses on variable contract holders, which are described in your variable contract’s prospectus.

These tables do not reflect any fees, expenses and withdrawal charges imposed by the variable annuity contracts or variable life insurance policies for which the Funds serve as investment vehicles. If those fees and expenses had been included, your costs would be higher.

FEE TABLES FOR

THE BALANCED SERIES AND THE MODERATE ALLOCATION FUND

Standard Class Shares

	Balanced Series	Moderate	Moderate

	(actual)	Allocation Fund	Allocation Fund

		(estimated)	(pro forma after

			Transaction)[1]

Annual Fund Operating Expenses
(deducted from Fund assets)
Management Fees	0.65%	0.75% [5]	0.75% [5]
Distribution and Service (12b-1) Fees	none	none	none
Total Other Expenses	0.34%	0.41% [2]	0.41% [2]
Acquired Fund Fees and	none	0.03%	0.03%
Expenses
Total Annual Fund Operating Expenses	0.99%	1.19%	1.19%
Fee Waiver/Expense Reimbursement	none	(0.43)% [3,5]	(0.43)% [3,5]
Net Expenses	0.99%	0.76%	0.76%

Service Class Shares

	Balanced Series	Moderate	Moderate

	(actual)	Allocation Fund	Allocation Fund

		(estimated)	(pro forma after

			Transaction)[1]

Annual Fund Operating Expenses
(deducted from Fund assets)
Management Fees	0.65%	0.75% [5]	0.75% [5]
Distribution and Service (12b-1) Fees	0.30% [4]	0.25%	0.25%
Total Other Expenses	0.34%	0.41% [2]	0.41% [2]
Acquired Fund Fees and	none	0.03%	0.03%
Expenses
Total Annual Fund Operating Expenses	1.29%	1.44%	1.44%
Fee Waiver/Expense Reimbursement	(0.05)% [4,6]	(0.43)% [3,5]	(0.43)% [3,5]
Net Expenses	1.24%	1.01%	1.01%

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1.	Pro forma numbers estimate the expenses of Moderate Allocation Fund after the Transaction based on the estimated expenses of Moderate Allocation Fund before the Transaction, and giving effect to the acquisition by Moderate Allocation Fund of Balanced Series’ assets.

2.	As a new fund, the Moderate Allocation Fund has no prior history of investment operations, so its “Other Expenses” are estimates for its first fiscal year ended December 31, 2009.

3.	Lincoln Investment Advisors Corporation (“LIAC”) has contractually agreed to reimburse each class to the extent that the Fund’s total annual fund operating expenses, excluding any underlying fund fees and expenses, taxes, interest, brokerage fees, 12b-1 fees, and non- routine expenses, exceed 0.73% of average daily net assets. This contract will continue at least through April 30, 2010 and will renew automatically for one-year terms unless LIAC provides written notice of termination to the Fund.

4.	Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Balanced Series’ distributor, Delaware Distributors, L.P. (“DDLP”), has contracted to limit 12b-1 fees to no more than 0.25% of average daily net assets from May 1, 2008 through April 30, 2010.

5.	LIAC has contractually agreed to waive a portion of its advisory fee for the Fund equal to 0.10% of average daily net assets of the Fund. This fee waiver will apply before the reimbursement described above in note 3. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the Fund.

6.	DMC has agreed to voluntarily waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 plan expenses, taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual fund operating expenses from exceeding, in an aggregate amount, 0.92% of the Balanced Series’ average daily net assets from April 1, 2009 until such time as the voluntary expense cap is discontinued. These fee waivers and expense reimbursements apply only to expenses paid directly by the Balanced Series, and may be discontinued at any time because they are voluntary. The fees and expenses shown in the annual fund operating expenses table above do not reflect this voluntary expense cap.

The following examples help you compare the cost of investing in the Funds. The examples illustrate the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the Fund shares. The examples also assume that the Funds provide a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. The results apply whether or not you redeem your investment at the end of the given period.

The examples do not reflect any fees, expenses or withdrawal charges imposed by the variable annuity contracts or variable life insurance policies for which the Funds serve as investment vehicles. If those fees and expenses had been included, your costs would be higher.

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Examples

Standard Class	1 Year	3 Years	5 Years	10 Years
Balanced Series[1]	$101	$315	$547	$1,213
Moderate Allocation Fund[1]	$78	$335	$613	$1,405
Pro forma Moderate Allocation Fund	$78	$335	$613	$1,405
(after the Transaction)[1]

Service Class	1 Year	3 Years	5 Years	10 Years
Balanced Series[1]	$126	$404	$703	$1,552
Moderate Allocation Fund[1]	$103	$413	$746	$1,687
Pro forma Moderate Allocation Fund	$103	$413	$746	$1,687
(after the Transaction)[1]

1.	These examples reflect the net operating expenses with applicable expense or fee waivers for the one-year contractual period and the total operating expenses without expense waivers for years 2 through 10.

     The numbers above are only examples. They do not represent past or future expenses or returns. Each of the Funds pays its own operating expenses. The effects of these expenses are reflected in the net asset value and are not directly charged to your account. The expenses of each of the Funds are comprised of expenses attributable to each Fund, respectively, as well as expenses that are allocated among the various series of the applicable Trust because they are not attributable to any particular series.

How do the performance records of the Funds compare?

     The Moderate Allocation Fund is a new fund and has no performance history. As described under the section “Reasons for the Transaction,” the Boards considered a number of factors when reviewing the Plan and considering the proposed Transaction, including the performance record of the Balanced Series versus an analysis of how the strategy to be used for the Acquiring Fund would have performed. For more information on the performance of the Balanced Series, see the Balanced Series’ prospectus under the section entitled “How has the Series performed?”

Where can I find more financial information about the Funds?

     The Balanced Series’ annual report contains a discussion of the Balanced Series’ performance during the Balanced Series’ last fiscal year and shows per share information for the Balanced Series’ past five fiscal years. The Balanced Series’ annual report for the fiscal year ended December 31, 2008, which contains audited financial statements of the Balanced Series, is incorporated herein by reference and is available upon request. (See “More Information about the Funds” below.) The Moderate Allocation Fund is a new fund and thus has not yet issued an annual report or semi-annual report. The Moderate Allocation Fund Prospectus, which is included with this Proxy Statement/Prospectus, contains further financial information about the Moderate Allocation Fund.

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Who manages the Funds?

     The management of the business and affairs of each Fund is the responsibility of the Board of the applicable Trust. Each Board and each Fund’s senior management select officers to be responsible for the day-to-day operations of the Fund.

     DMC manages the assets of the Balanced Series and makes investment decisions for the Moderate Allocation Fund. DMC is a series of Delaware Management Business Trust, which is a subsidiary of Delaware Management Holdings, Inc., and is located at 2005 Market Street, Philadelphia, Pennsylvania 19103. DMC and its predecessors have been managing the assets of the Delaware Companies since 1938.

     LIAC serves as the investment adviser for the Moderate Allocation Fund. Pursuant to an Investment Management Agreement dated April 30, 2007, LIAC is primarily responsible for the Moderate Allocation Fund’s portfolio investments and reports to the LVIP Trust’s Board. With limited exceptions, the Moderate Allocation Fund conducts its other business and affairs and bears the expenses and salaries necessary and incidental thereto. These expenses include, without limitation, expenses related to: the maintenance of the Moderate Allocation Fund’s books, records and procedures, including corporate secretary services; general accounting oversight; preparation of tax returns and reports; and legal services provided by LIAC or an affiliate of LIAC.

     DMC makes the day-to-day investment decisions for the Moderate Allocation Fund, pursuant to a sub-advisory agreement with LIAC. DMC makes investment decisions for the Moderate Allocation Fund in accordance with the Moderate Allocation Fund’s investment objectives and places orders on behalf of the Moderate Allocation Fund to effect those decisions. Thus, while the investment adviser for the Moderate Allocation Fund is different from the investment adviser for the Balanced Series, the same entity makes the day-to-day investment decisions both Funds.

     As of December 31, 2008, DMC and its affiliates within Delaware Investments managed, in the aggregate, more than $115 billion in assets in various institutional or separately managed investment company and insurance accounts. As of December 31, 2008, LIAC provided oversight, in the aggregate, more than $10.5 billion in assets in various separately managed investment company accounts. LIAC and DMC are each an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.

     A discussion of the basis for the approval by LVIP Trust’s Board of the Moderate Allocation Fund’s investment advisory contract will be available in the Moderate Allocation Fund’s semi-annual report to shareholders for the period ended June 30, 2009. A discussion of the basis for the approval by Delaware VIP® Trust’s Board of the Balanced Series’ investment advisory contract is available in the Balanced Series’ semi-annual report to shareholders for the period ended June 30, 2008.

     Portfolio Managers of the Moderate Allocation Fund. The Portfolio managers of the Moderate Allocation Fund are employed by DMC, the Fund’s sub-adviser. Michael J. Hogan has primary responsibility for making day-to-day investment decisions for the Moderate Allocation Fund. When making investment decisions for the Moderate Allocation Fund, Mr. Hogan regularly consults with Paul Grillo, Sharon Hill, Francis X. Morris, and Babak Zenouzi.

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     Michael J. Hogan, CFA, Executive Vice President, Chief Investment Officer, Head of Equity Investments. Michael J. Hogan joined Delaware Investments in April 2007 to lead equity investments, which comprises 10 in-house investment teams. In addition, he oversees the firm’s asset allocation effort. Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the managing director and global head of equity. Mr. Hogan graduated from the University of Delaware with a bachelor’s degree in economics.

     Paul Grillo, CFA, Senior Vice President, Co-Chief Investment Officer – Total Return Fixed Income Strategy. Paul Grillo is a member of the firm’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. Grillo serves as co-lead portfolio manager for the firm’s Diversified Income products and has been influential in the growth and distribution of the firm’s multisector strategies. He joined Delaware Investments in 1992 as a mortgage-backed and asset-backed securities analyst, assuming portfolio management responsibilities in the mid-1990s. Mr. Grillo holds a bachelor’s degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University.

     Sharon Hill, Ph.D., Senior Vice President, Head of Equity Quantitative Research and Analytics. Sharon Hill, Ph.D., is head of equity quantitative research and analytics. Her group builds stock selection models and optimization tools, and conducts quantitative research for domestic, international, and global equity mandates. She is responsible for managing an institutional global equity portfolio, and serves on the committee that determines strategic and tactical weights for the firm’s multi-asset-class target risk funds. She joined Delaware Investments in 2000 as a Senior Programmer/Analyst of Investment Systems. Ms. Hill holds a bachelor’s degree, with honors, in mathematics from the City University of New York, at Brooklyn College and a master’s degree and Ph.D. in mathematics from the University of Connecticut.

     Francis X. Morris, Senior Vice President, Chief Investment Officer - Core Equity. Francis X. Morris joined Delaware Investments in 1997 and is currently the chief investment officer for Core Equity investments. Mr. Morris holds a bachelor’s degree from Providence College and an MBA from Widener University.

     Babak (Bob) Zenouzi, Senior Vice President, Senior Portfolio Manager. Bob Zenouzi is the lead manager for the domestic and global REIT effort at Delaware Investments, which includes the team, its process, and its institutional and retail products, which he created during his prior time with the firm. He also focuses on opportunities in Japan, Singapore, and Malaysia for the firm’s global REIT product. Additionally, he serves as lead portfolio manager for the firm’s Dividend Income products, which he helped to create in the 1990s. Bob Zenouzi rejoined Delaware Investments in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master’s degree in finance from Boston College and a bachelor’s degree from Babson College.

     The Statement of Additional Information for the Moderate Allocation Fund dated March 25, 2009 related to the Moderate Allocation Fund Prospectus (the “Moderate Allocation Fund SAI”), provides additional information about the portfolio managers’ compensation, other

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accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Moderate Allocation Fund. For information on how to obtain a copy of the Moderate Allocation Fund SAI, please see the section entitled “More Information about the Funds.”

     Portfolio Managers of the Balanced Series. D. Tysen Nutt, Jr., Anthony A. Lombardi, Robert A. Vogel, Jr., Nikhil G. Lalvani, Nashira S. Wynn, and Kristen E. Bartholdson have primary responsibility for making the day-to-day investment decisions for the equity portion of the Balanced Series. Messrs. Nutt, Lombardi, and Vogel assumed responsibility for the Balanced Series in February 2005, Mr. Lalvani and Ms. Wynn assumed responsibility for the Balanced Series in October 2006, and Ms. Bartholdson assumed responsibility for the Balanced Series in December 2008. Paul Grillo, Roger A. Early, Thomas H. Chow, and Kevin P. Loome have primary responsibility for making day-to-day investment decisions for the fixed income portion of the Balanced Series. Mr. Grillo has been managing the fixed income portion of the Balanced Series since April 2000. Messrs. Early and Chow assumed responsibility for the Balanced Series in May 2007. Mr. Loome assumed responsibility for the Balanced Series in August 2007.

     D. Tysen Nutt Jr., Senior Vice President, Senior Portfolio Manager, Team Leader –Large-Cap Value Focus Equity. D. Tysen Nutt, Jr. joined Delaware Investments in 2004 as senior vice president and senior portfolio manager for DMC’s Large-Cap Value Focus strategy. Before joining DMC, Mr. Nutt led the U.S. Active Large-Cap Value team within Merrill Lynch Investment Managers (MLIM), where he managed mutual funds and separate accounts for institutions and private clients. He departed MLIM as a managing director. Prior to joining MLIM in 1994, Nutt was with Van Deventer & Hoch (V&H) where he managed large-cap value portfolios for institutions and private clients. He began his investment career at Dean Witter Reynolds, where he eventually became vice president, investments. Nutt earned his bachelor’s degree from Dartmouth College, and he is a member of the New York Society of Security Analysts and the CFA Institute.

     Anthony A. Lombardi, CFA, Vice President, Senior Portfolio Manager. Anthony A. Lombardi joined Delaware Investments in 2004 as a vice president and senior portfolio manager for DMC’s Large-Cap Value Focus strategy. Previously, Lombardi worked at Merrill Lynch Investment Managers from 1998 to 2004, where he rose to the position of director and portfolio manager for the U.S. Active Large-Cap Value team, managing mutual funds and separate accounts for institutions and private clients. Prior to that, he worked at Dean Witter Reynolds for seven years as a sell-side equity research analyst, and he began his career as an investment analyst with Crossland Savings in 1989. Mr. Mr. Lombardi graduated from Hofstra University, receiving a bachelor’s degree in finance and an MBA with a concentration in finance. He is a member of the New York Society of Security Analysts and the CFA Institute.

     Robert A. Vogel Jr., CFA, Vice President, Senior Portfolio Manager. Robert A. Vogel, Jr. joined Delaware Investments in 2004 as a vice president, senior portfolio manager for DMC’s Large-Cap Value Focus strategy. He previously worked at Merrill Lynch Investment Managers for more than seven years, where he rose to the position of director and portfolio manager within the U.S. Active Large-Cap Value team. He began his career in 1992 as a financial consultant at Merrill Lynch. Mr. Vogel graduated from Loyola College in Maryland, earning both bachelor’s

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and master’s degrees in finance. He also earned an MBA with a concentration in finance from The Wharton School of the University of Pennsylvania, and he is a member of the New York Society of Security Analysts and the CFA Society of Philadelphia.

     Nikhil G. Lalvani, CFA, Vice President, Portfolio Manager. Nikhil G. Lalvani is a portfolio manager with DMC’s Large-Cap Value Focus team. At Delaware Investments, Lalvani has served as both a fundamental and quantitative analyst. Prior to joining DMC as an account analyst in 1997 , he was a research associate with Bloomberg. Mr. Lalvani holds a bachelor’s degree in finance from Penn State University and is a member of the CFA Society of Philadelphia.

     Nashira S. Wynn, Vice President, Portfolio Manager. Nashira S. Wynn is a portfolio manager with DMC’s Large-Cap Value Focus team. Prior to joining Delaware Investments as a senior equity analyst in 2004, she was an equity research analyst for Merrill Lynch Investment Managers, starting there in July 2001. Wynn earned a bachelor’s degree in finance, with a minor in economics, from The College of New Jersey, and she attended England’s Oxford University as a presidential scholar.

     Kristen E. Bartholdson, Vice President, Portfolio Manager. Ms. Bartholdson is a portfolio manager with the firm’s Large-Cap Value Focus team. Prior to joining Delaware Investments as an equity analyst in 2006, she worked as at Susquehanna International Group from 2004 to 2006, where she was an equity research salesperson. From 2000 to 2004 she worked in equity research at Credit Suisse, most recently as an associate analyst in investment strategy. Bartholdson earned her bachelor’s degree in economics from Princeton University.

     Biographical information for Paul Grillo is included above in the discussion of his role in managing the Moderate Allocation Fund.

     Roger A. Early, CPA, CFA, CFP, Senior Vice President, Senior Portfolio Manager. Roger A. Early is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. He re-joined Delaware Investments in March 2007. During his previous tenure at DMC, from 1994 to 2001, he was a senior portfolio manager in the same area, and he left Delaware Investments as head of its U.S. investment grade fixed income group. Early most recently worked at Chartwell Investment Partners, where he served as a senior portfolio manager in fixed income from 2003 to 2007. He also worked at Turner Investments from 2002 to 2003, where he served as chief investment officer for fixed income, and Rittenhouse Financial from 2001 to 2002. He started his career in Pittsburgh, leaving to join Delaware Investments in 1994 after 10 years at Federated Investors. Early earned his bachelor’s degree in economics from The Wharton School of the University of Pennsylvania and an MBA with concentrations in finance and accounting from the University of Pittsburgh and he is a member of the CFA Society of Philadelphia.

     Thomas H. Chow, CFA, Senior Vice President, Senior Portfolio Manager. Thomas H. Chow is a member of DMC’s taxable fixed income portfolio management team with primary responsibility for portfolio construction and strategic asset allocation. His experience includes exposure to asset liability management strategies and credit risk opportunities. Prior to joining Delaware Investments as a portfolio manager in 2001, he was a trader of high grade and high

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yield securities, and was involved in the portfolio management of collateralized bond obligations (CBOs) and insurance portfolios at SunAmerica/AIG from 1997 to 2001. Before that, he was an analyst, trader, and portfolio manager at Conseco Capital Management from 1989 to 1997. Chow received a bachelor’s degree in business analysis from Indiana University, and he is a Fellow of Life Management Institute.

     Kevin P. Loome, CFA, Senior Vice President, Senior Portfolio Manager, Head of High Yield Investments. Kevin P. Loome is head of the High Yield fixed income team, responsible for portfolio construction and strategic asset allocation of all high yield fixed income assets. Prior to joining Delaware Investments in August 2007 as the head of the High Yield fixed income team, Loome spent 11 years at T. Rowe Price, starting as an analyst and leaving DMC as a portfolio manager. He began his career with Morgan Stanley as a corporate finance analyst in the New York and London offices. Loome received his bachelor’s degree in commerce from the University of Virginia and earned an MBA from the Tuck School of Business at Dartmouth.

     Manager of Managers. LIAC and DMC may each employ a “manager of managers” structure for mutual funds pursuant to exemptive orders from the SEC that permit LIAC and DMC, without further shareholder approval, to enter into and materially amend a sub-advisory agreement with a sub-adviser upon approval of the applicable Fund’s Board . The SEC orders are subject to certain conditions. For example, within 90 days of the hiring of a new sub-adviser for a Fund, the Fund’s shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, neither LIAC nor DMC may enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. Each of LIAC and DMC has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement. LIAC is affiliated with DMC.

     More Information. The Statement of Additional Information for the Balanced Series dated April 29, 2008, as amended and supplemented to date (the “Balanced Series SAI”), provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Balanced Series. For information on how to obtain a copy of the Balanced Series SAI, please see the section entitled “More Information about the Funds.”

What are other key features of the Funds?

     Investment Management Fees. DMC is the investment manager of the Balanced Series pursuant to an investment management agreement dated December 15, 1999 that provides for reductions in the fee rate for the Balanced Series as the assets of the Balanced Series increase. The Balanced Series’ fee schedule, under which payments are made monthly based on the average daily net assets of the Balanced Series during such month, ~~is~~at an annual rate as follows:

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Investment Management Fee
0.65% on the first $500 million
0.60% on the next $500 million
0.55% on the next $1.5 billion
0.50% on assets in excess of $2.5 billion

     For more information concerning the fees that were paid to DMC as the investment adviser of the Balanced Series, see the Balanced Series prospectus under the section entitled “Investment Manager and Other Service Providers - Investment Manager.”

     LIAC is the investment manager of the Moderate Allocation Fund pursuant to an investment advisory contract that provides for an annual fee of 0.75% of the Moderate Allocation Fund’s average net assets. Because the Moderate Allocation Fund is a new fund that was organized for purposes of the Transaction, the Moderate Allocation Fund has not yet paid any management fees to LIAC. To help limit the Moderate Allocation Fund’s expenses, LIAC has contractually agreed to waive a portion of its advisory fee for the Moderate Allocation Fund equal to 0.10% of the Fund’s average daily net assets. This waiver will continue through at least April 30, 2010, and will renew automatically for one-year terms unless LIAC provides written notice of termination to the Moderate Allocation Fund. There can be no assurance that the above fee waiver will continue beyond April 30, 2010.

     The sub-advisory agreement for the Moderate Allocation Fund, pursuant to which DMC provides day-to-day management services to the Moderate Allocation Fund, provides for payments by LIAC to DMC at an annual rate equal to 0.35% of the average daily net assets of the Moderate Allocation Fund.

     Distribution Services. Pursuant to underwriting agreements relating to the Balanced Series, DDLP, 2005 Market Street, Philadelphia, Pennsylvania 19103, serves as the national distributor for the shares of the Balanced Series. DDLP pays the expenses of the promotion and distribution of the Balanced Series’ shares, except for payments by the Balanced Series’ Service Class shares under its 12b-1 Plan. DDLP is an indirect, wholly-owned subsidiary of Delaware Management Holdings, Inc. and is an affiliate of DMC.

     Lincoln Financial Distributors, Inc. (LFD), 130 North Radnor-Chester Road, Radnor, Pennsylvania 19087, serves as the principal underwriter for LVIP Trust pursuant to a Principal Underwriting Agreement dated June 1, 2007. Under the agreement, LFD serves as principal underwriter and distributor of the Moderate Allocation Fund. LFD is an affiliate of DDLP and DMC.

     Rule 12b-1 Plans. Each Fund has adopted a separate distribution plan or “Rule 12b-1 Plan” for each Fund’s Service Class shares (each a “Rule 12b-1 Plan”).

     Each Fund’s Rule 12b-1 Plan permits it to pay out of the assets of Service Class shares monthly fees to that Fund’s distributor for services and expenses in distributing and promoting shares of such classes. In addition, each Fund’s Rule 12b-1 Plan permits each Fund to make

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payments out of the assets of the Service Class shares to other unaffiliated parties, such as banks, who either aid in the distribution of shares of, or provide services to, such Class.

     The variable contract salesperson who sells your variable contract may be eligible to receive payments as compensation for an investment in a Fund. Each Fund’s distributor and/or its affiliates may pay additional compensation (at their own expense and not as an expense of a Fund) to certain affiliated or unaffiliated financial intermediaries, such as participating insurance companies, brokers, or dealers in connection with the sale or retention of Fund shares or insurance products that contain a Fund and/or the servicing of current and prospective contract owners. The level of payments made to a financial intermediary in any given year may vary. To the extent permitted by SEC and Financial Industry Regulatory Authority rules and other applicable laws and regulations, a distributor may pay, or allow its affiliates to pay, other promotional incentives or payments to financial intermediaries.

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     Moderate Allocation Fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (“Lincoln Life”) Lincoln Life & Annuity Company of New York (“Lincoln New York”), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance policies.

     The maximum aggregate annual fee payable under the Balanced Series’ Rule 12b-1 Plan is, on an annual basis, up to 0.30% of the average daily net assets of Service Class Shares. This amount is currently contractually limited by DDLP to 0.25% from May 1, 2008 through April 30, 2010.

     The aggregate annual fee payable under the Moderate Allocation Fund’s Rule 12b-1 Plan is, on an annual basis, 0.25% of the average daily net assets of Service Class shares.

     For more information, please see the Balanced Series SAI and the Moderate Allocation Fund SAI.

     Purchase, Exchange, and Redemption Procedures. Procedures for the purchase, exchange and redemption of each Fund’s shares are similar. You may refer to the Moderate Allocation Fund Prospectus under the section entitled “Purchase and Redemption of Fund Shares” for the purchase, exchange, and redemption procedures applicable to the purchases, exchanges, and redemptions of the Moderate Allocation Fund’s shares. Your variable contract may contain different provisions with respect to the timing and method of purchases, exchanges, and redemptions, and any related charges.

     Dividends, Distributions, and Taxes. Each Fund expects to declare and distribute all of its net investment income, if any, to shareholders as dividends at least annually. Each Fund will also distribute net realized capital gains, if any, at least annually. For more information about dividends, distributions and the tax implications of investing in the Moderate Allocation Fund, please see the Moderate Allocation Fund Prospectus under the section entitled “Distributions and Federal Income Tax Considerations.”

REASONS FOR THE TRANSACTION

     Based on the considerations described below, the Board of Delaware VIP® Trust, including the trustees who are independent trustees as defined under the Investment Company Act of 1940, as amended (the “1940 Act”) (each, an “Independent Trustee” and, collectively, the “Independent Trustees”), on behalf of the Balanced Series, has determined that the Transaction would be in the best interests of the Balanced Series and that the interests of the Balanced Series’ existing shareholders would not be diluted as a result of the Transaction. At a meeting of the Board of the Delaware VIP Trust held on February 24-26, 2009, DMC presented the Plan and provided data and analysis regarding the Transaction. The Board considered a number of factors, including the following:

  The compatibility of the Balanced Series’ investment objective, policies, and restrictions with the investment objective, policies, and restrictions of the Moderate Allocation Fund;

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  The relative investment performance of the Balanced Series versus information regarding the performance of other funds or accounts managed using the investment strategies to be employed by the Moderate Allocation Fund;
  The past and current growth in assets of the Balanced Series and the anticipated future inability of the Balanced Series to achieve satisfactory asset growth, versus the anticipated ability of the Moderate Allocation Fund’s ability to achieve asset growth;
  The relative net expense ratios of the Funds, including the impact of expense caps and fee waivers;
  The proposal of LIAC to contractually waive a portion of its investment advisory fee and/or to reimburse expenses to the extent necessary to limit total annual operating expenses of the Moderate Allocation Fund;
  The anticipated federal income tax consequences of the Transaction with respect to each Fund and their shareholders;
  DMC’s offer to bear all of the costs of the Transaction; and
  The potential benefits of the proposed Transaction for the shareholders of the Balanced Series.

     The Board noted that the investment objective for the Balanced Series is similar to the investment objective of the Moderate Allocation Fund. The Board considered that the portfolio of the Balanced Series has historically been managed in a similar manner (and has had similar holdings) to a large portion of the anticipated portfolio of the Moderate Allocation Fund, and considered that this might provide for a relatively smooth transition for the Balanced Series should the Transaction be approved. The materials provided to the Board also explained that the investment strategies and policies of the Balanced Series are similar, but not identical to, the investment strategies and policies of the Moderate Allocation Fund. Notably, the Board materials stated that the Moderate Allocation Fund offers investors broader diversification across a set of global opportunities compared to the Balanced Series. A comparison of the investment objectives of strategies of the Funds is detailed further below under “Comparison of Investment Objectives, Strategies, Policies, and Risks.”

     The Board also considered actual and projected sales and redemption data and projections of relative asset growth for each Fund. The information provided to the Board indicated that the Balanced Series has no prospect of garnering additional assets, while the Moderate Allocation Fund has the prospect of being more aggressively marketed and therefore gaining assets.

     In deciding whether to recommend approval of the Transaction, the Board also considered the fees and expense ratios of the Moderate Allocation Fund and the Balanced Series and the impact of contractual fee waivers on such expense ratios. The Board considered the potential benefits afforded by a larger fund through economies of scale from the spreading of fixed costs over a larger asset base, although there can be no assurance that assets will increase or that operational savings will be realized. At the meeting of the Board, DMC informed the

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Board that, giving effect to contractual fee waivers and expense limitations, the net expenses for the Moderate Allocation Fund will be less than the net expenses of the Balanced Series for all classes of shares. DMC notified the Board that LIAC has contracted to waive all or a portion of its investment advisory fees and/or reimburse expenses of the Moderate Allocation Fund in order to prevent total annual fund operating expenses (excluding any 12b-1 plan expenses, underlying fund expenses, taxes, interest, brokerage fees, and non-routine expenses) from exceeding 0.73% of the Moderate Allocation Fund’s average daily net assets, and that this waiver will continue at least through April 30, 2010 and will renew automatically for one-year terms unless LIAC provides written notice of termination to the Moderate Allocation Fund. In addition, the Board noted that the 12b-1 fees for the Moderate Allocation Fund’s Service Class shares is no more than 0.25% . As a result of these waivers, reimbursements and/or limitations, the Board noted that the pro forma net expenses of the Moderate Allocation Fund after the Transaction will be less than the net expenses of the Balanced Series for all share classes.

     DMC informed the Board that the Transaction will be structured as a tax-free reorganization. DMC also informed the Board that DMC would bear all of the costs of the Transaction, including the costs associated with the solicitation of proxies. The Board then decided to recommend that shareholders of the Balanced Series vote to approve the Transaction. The Trustees making the foregoing determinations included all of the Independent Trustees.

     The Board of LVIP Trust also approved the Plan, concluding that the Transaction is in the best interests of the Moderate Allocation Fund and that no dilution of value would result to the shareholders of the Moderate Allocation Fund from the Transaction.

     FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

     If the shareholders of the Balanced Series do not approve the Transaction, the Board may consider other possible courses of action for the Balanced Series, including liquidation and dissolution.

     On December 9, 2008, the LVIP Board of Trustees of the Lincoln Variable Insurance Products Trust (the “LVIP Board”) met to consider the organization and offering of the Moderate Allocation Fund, including the appointment of LIAC as investment adviser and DMC as sub-adviser to the Moderate Allocation Fund. The LVIP Board considered the organization and offering of the Moderate Allocation Fund in the context of the organization and offering of two other funds to be offered together with the Moderate Allocation Fund as a suite of investment options for qualified plans, the LVIP Delaware Foundation® Conservative Allocation Fund and the LVIP Delaware Foundation® Aggressive Allocation Fund.

     Also on December 9, 2008, the LVIP Board considered the Transaction. The officers of LVIP Trust (“Fund Management”) provided information regarding the reasons for the proposals and information regarding the Transaction.

     The Independent Trustees reported that they had met in executive session with their independent legal counsel and reviewed materials provided by LIAC and DMC. In addition, the Independent Trustees reviewed a memorandum from their independent legal counsel that advised

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them of their fiduciary duties pertaining to approval of investment advisory and sub-advisory agreements and the factors that they should consider in approving such agreements.

     With respect to the Transaction, independent legal counsel advised the Independent Trustees of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve a merger of affiliated funds. The Independent Trustees noted the representation by LIAC that there would be no dilutive effect upon the shareholders of the Funds. In considering approval of the agreements and the Transaction, the Independent Trustees did not identify any single factor or group of factors as all-important or controlling and considered all factors together. The Independent Trustees reported that they had considered the following factors and reached the following conclusions with respect to their recommendations to the Board.

     Advisory Agreement with LIAC - In considering the approval of the investment advisory agreement with LIAC for the Moderate Allocation Fund, the LVIP Board considered the nature, extent and quality of services proposed to be provided to the Moderate Allocation Fund by LIAC, including LIAC personnel, resources, compliance efforts and oversight of DMC and that LIAC serves as investment adviser for the currently existing funds of the LVIP Trust. The LVIP Board reviewed the services to be provided by LIAC in serving as investment adviser and overseeing a sub-adviser, the personnel constituting the investment oversight and compliance staff, regulatory and compliance matters and considered that LIAC would delegate day-to-day portfolio management responsibility for the Moderate Allocation Fund to DMC. The LVIP Board also considered that Lincoln Life would provide administrative services for the Moderate Allocation Fund as it does for the existing funds of the LVIP Trust and that certain Lincoln Life personnel would also be providing services to the Moderate Allocation Fund on behalf of LIAC. Based on this information, the LVIP Board concluded that the services to be provided by LIAC were expected to be acceptable.

     The LVIP Board reviewed the proposed management fee and estimated expense ratios for the Moderate Allocation Fund, and noted LIAC’s agreement to waive a portion of the Moderate Allocation Fund’s management fee (“net management fee”) and to impose expense limitations for a period of time for the Moderate Allocation Fund. The LVIP Board also compared the net management fees to the management fees in a Morningstar Peer Group selected by LIAC and noted that although the proposed net management fee for the Moderate Allocation Fund was higher than the mean of the Morningstar Peer Group, the total expense ratio for the Moderate Allocation Fund was lower than the mean of the Morningstar Peer Group. The LVIP Board concluded that the management fee, together with the management fee waiver and the expense limitation, was reasonable.

     The LVIP Board also reviewed the pro forma profitability analysis concerning LIAC with respect to the Moderate Allocation Fund and concluded that the estimated profitability of LIAC in connection with the management of the Moderate Allocation Fund was not unreasonable.

     The LVIP Board considered the extent to which economies of scale would be realized as the Moderate Allocation Fund grows and whether the fee levels reflect a reasonable sharing of such economies of scale for the benefit of Fund investors. However, because the Moderate

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Allocation Fund is newly organized, the LVIP Board determined to review economies of scale in the future after the Moderate Allocation Fund has commenced operations.

     The LVIP Board considered any additional benefits LIAC may receive due to its association with the Moderate Allocation Fund, and noted that affiliates of LIAC provide various services to other LVIP Trust funds and are proposed to provide similar services to the LVIP Delaware Foundation® Funds. The LVIP Board also noted that Lincoln Life may be eligible to claim on its tax returns dividends received deductions in connection with dividends received from the LVIP Trust funds by Lincoln Life holding fund shares on behalf of contract holders.

     Sub-Advisory Agreement with DMC - In considering the approval of the proposed sub-advisory agreement between LIAC and DMC on behalf of the Moderate Allocation Fund, the LVIP Board considered the nature, extent and quality of services to be provided by DMC under the sub-advisory agreement. The LVIP Board were informed that the proposed sub-advisory agreement contains substantially the same terms as those in place under the current sub-advisory agreements for the other funds of LVIP Trust for which DMC serves as sub-adviser. The LVIP Board considered the services provided to existing funds in LVIP Trust currently sub-advised by DMC. The LVIP Board reviewed the services to be provided by DMC, the background of the investment professionals proposed to service the Moderate Allocation Fund and the resources and investment process of DMC. The LVIP Board also considered DMC’s in-person presentation at the Board meeting concerning the construction of the active asset allocation strategies to be used for the Moderate Allocation Fund and information concerning the different investment sleeves used in the investment strategy. The LVIP Board concluded that the services to be provided by DMC were expected to be acceptable.

     The Independent Trustees considered the sub-advisory fee to be paid to DMC and considered that the rate of the proposed sub-advisory fee was negotiated between LIAC and DMC and that LIAC would compensate DMC from its fee and concluded the proposed sub-advisory fees were reasonable. The Independent Trustees considered that DMC has the ability to obtain research with soft dollars that may or may not be used for the Moderate Allocation Fund and may be used for the benefit of other clients of DMC.

     Approval of the Transaction - The Independent Trustees reported their findings to the Board of Trustees, and the one Trustee who is an “interested person” (as such term is defined in the 1940 Act) adopted the considerations and conclusions of the Independent Trustees. In considering the Transaction, based on information provided to them by LIAC, the LVIP Board considered a number of factors, including:

  that the Balanced Series could provide seed capital for the Moderate Allocation Fund;
  that the Moderate Allocation Fund would be structured as to appeal to retirement plan fiduciaries as an investment choice to be included in certain qualified plans;
  LIAC’s belief that as the total expense ratios with the management fee waiver and expense limitation would be lower than the mean of the Morningstar peer groups, the Moderate Allocation Fund should be a competitive choice for certain qualified plans;
  that the sleeve structure of the active asset allocation strategy would be less expensive to shareholders than a fund of funds structure;

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  that the Transaction will be structured as a tax free transaction for federal income tax purposes; and
  that DMC has agreed to bear the costs of the Transaction, including the preparation of the prospectus/proxy statements, printing and distributing the Balanced Series’ proxy materials, legal fees, auditor fees, expenses of holding shareholder meetings and the brokerage costs associated with repositioning the Funds’ portfolios.

     Based upon all of the foregoing, the LVIP Board determined on December 9, 2008 that: (1) participation in the Transaction is in the best interests of the Moderate Allocation Fund and the interests of the shareholders of the Moderate Allocation Fund will not be diluted as a result of the Transaction. On that same date, the LVIP Board approved the Transaction with respect to the Moderate Allocation Fund.

INFORMATION ABOUT THE TRANSACTION AND THE PLAN

     This is only a summary of the Plan. You should read the Plan, which is attached as Exhibit A to this Proxy Statement/Prospectus and is incorporated herein by reference.

How will the Transaction be carried out?

     If the shareholders of the Balanced Series approve the Plan, the Transaction will take place after the parties to the Plan satisfy various conditions. The Transaction will occur on the Closing Date, which is currently expected to be in May 2009.

     If the shareholders of the Balanced Series approve the Plan, the Balanced Series will deliver to the Moderate Allocation Fund substantially all of its property, assets, goodwill, and stated liabilities on the Closing Date. In exchange the Balanced Series will receive Moderate Allocation Fund shares to be distributed pro rata to the Balanced Series’ shareholders. The value of the assets delivered to the Moderate Allocation Fund will be computed as of the close of business of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m., Eastern Time) on the last business day prior to the Closing Date. A business day is any day that the NYSE is open for business.

     If the Transaction is approved, the stock transfer books of the Balanced Series will be permanently closed as of the last close of business of the NYSE before the Closing Date. The Balanced Series will accept requests for redemption only if received in proper form before that time. Requests received after that time will be considered requests to redeem shares of the Moderate Allocation Fund.

     The net asset value per share of each class of each Fund will be determined by dividing the assets of each share class, less liabilities, by the total number of the outstanding shares of that class. The method of valuation to be employed to value the securities of each Fund is in accordance with methods set forth in each Fund’s respective current registration statement on Form N-1A and the applicable valuation procedures then in effect.

     The number of full and fractional shares of the Moderate Allocation Fund you will receive in the Reorganization will be equal in value to the value of your shares of the Balanced

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Series as of 4 p.m. on the Closing Date (unless trading on the NYSE or other exchange on which the Funds’ investments primarily trade is disrupted, in which case the Closing Date may be postponed until the first business day after the day on which normal trading resumes on such exchange). Promptly after the Closing Date, the LVIP Trust will cause to be registered on its transfer agency books in the name of each record holder of Balanced Series shares immediately prior to the Reorganization the number of Moderate Allocation Fund shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

     To the extent permitted by law, the Plan may be amended at the direction of the Boards, without contract owner approval. Either Fund’s Board may also agree to terminate and abandon the Transaction at any time before or after the approval of contract owners of the Balanced Series or may terminate and abandon the Transaction at any time prior to the Closing, before or after approval by the shareholders of the Balanced Series, if circumstances should develop that, in a Board’s opinion, make proceeding with the Transaction inadvisable. The Plan provides that the Transaction is conditioned upon: (1) the Plan being approved by shareholders of the Balanced Series; and (2) each Trust receiving an opinion of counsel that the Transaction will constitute a tax-free reorganization for federal income tax purposes.

Who will pay the expenses of the Transaction?

     DMC will bear the costs of the Transaction, which include preparation of the Proxy Statement/Prospectus, printing and distributing the Balanced Series’ proxy materials, legal fees, accounting fees, and expenses of holding a shareholder meeting. The brokerage costs associated with repositioning the Balanced Series’ portfolio in connection with the Transaction will also be paid by DMC. Solicitation of proxies is projected to cost $4,285.34.

What are the tax consequences of the Transaction?

     The Transaction is intended to qualify as a tax-free reorganization for federal income tax purposes under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming each variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each contract owner will not recognize taxable income as a result of the Transaction. Based on certain assumptions made and representations to be made on behalf of the Balanced Series and the Moderate Allocation Fund, it is expected that Stradley Ronon Stevens & Young, LLP will provide a legal opinion to the effect that, for federal income tax purposes: (1) shareholders of the Balanced Series will not recognize any gain or loss as a result of the exchange of their shares of the Balanced Series for shares of the Moderate Allocation Fund; (2) the Moderate Allocation Fund and its shareholders will not recognize any gain or loss upon receipt of the Balanced Series’ assets; and (3) the holding period and aggregate tax basis for Moderate Allocation Fund shares that are received by a Balanced Series shareholder will be the same as the holding period and aggregate tax basis of the shares of Balanced Series previously held by such shareholder.

     Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Transaction is consummated but does not qualify as a tax free reorganization under the Code, and thus is taxable, Balanced Series would recognize gain or loss on the transfer of its assets to Moderate Allocation Fund and each shareholder of Balanced Series would recognize a taxable

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gain or loss equal to the difference between its tax basis in its Balanced Series shares and the fair market value of the shares of Moderate Allocation Fund it received.

     Capital losses of a fund can generally be carried forward to each of the eight (8) taxable years succeeding the loss year to offset future capital gains. However, any such capital losses are subject to an annual limitation if there is a more than 50% “change in ownership” of a fund. If, as is anticipated, the Moderate Allocation Fund has no assets at the time of the closing of the reorganization, there will be no change of ownership of the Balanced Series as a result of the transaction. However, the capital losses of the Moderate Allocation Fund, as the successor in interest to the Balanced Series, may subsequently become subject to an annual limitation as a result of sales of Moderate Allocation Fund shares post-transaction. At December 31, 2008, Moderate Allocation Fund had no capital loss carryovers. At December 31, 2008, Balanced Series had capital loss carryovers of approximately $19.9 million (expiring 2009-2016) and unrealized depreciation in value of its investments of $2.7 million, aggregating approximately $22.6 million, to which the Moderate Allocation Fund will succeed.

     However, in light of the tax-favored status of the shareholders of the Balanced Series and Moderate Allocation Fund, which are either life insurance company separate accounts or trustees of qualified pension or retirement plans, the fact that the aggregate capital loss carryovers of a Fund may be subject to an annual limitation should not result in any material adverse tax consequences to the shareholders of either Fund or to contract holders that have selected either Fund as an investment option.

     After the Transaction, shareholders will continue to be responsible for tracking the adjusted tax basis and holding period for their shares for federal income tax purposes. Shareholders should also consult their tax adviser about the state and local tax consequences, if any, of the Transaction because this discussion only relates to the federal income tax consequences.

     Contract holders that have selected either Fund as an investment option are not taxed currently on income or gains realized under such contracts until the income or gain is distributed. The tax treatment of payments made under a variable insurance contract is described in the prospectus for the contract. Affected contract owners and shareholders should, however, consult their tax advisers regarding the effect, if any, of the Transaction in light of their individual circumstances.

Impact to Funds from Profile Fund Investments.

     The Moderate Allocation Fund may accept investments from the Lincoln Profile Funds, separate investment series of the LVIP Trust, each of which operates as a fund of funds. From time to time, the Lincoln Profile Funds may change the allocations or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the Moderate Allocation Fund, this action may cause the Moderate Allocation Fund to experience large purchases of its shares and large inflows. Similarly, the Lincoln Profile Funds may decrease their holdings in the Moderate Allocation Fund, and this may cause the Moderate Allocation Fund to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Moderate Allocation

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Fund’s portfolio management. For example, the Moderate Allocation Fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.

What should I know about shares of the Moderate Allocation Fund?

     If the Transaction is approved, shares of the Moderate Allocation Fund will be distributed to accounts currently holding shares of the Balanced Series. When issued, each share will be validly issued, fully paid, and non-assessable. These shares of the Moderate Allocation Fund will be recorded electronically in each contract owner’s account. The Moderate Allocation Fund will then send a confirmation to each contract owner.

     Moderate Allocation Fund shares to be issued in the Transaction have the same rights and privileges as your Balanced Series shares. For example, all shares have non-cumulative voting rights. This gives holders of more than 50% of the shares voting the ability to elect all of the members of the Board. If this happens, holders of the remaining shares voting would not be able to elect any trustees.

     Like the Balanced Series, the Moderate Allocation Fund does not routinely hold annual contract owner meetings. The Moderate Allocation Fund may hold special meetings for matters requiring shareholder approval. A meeting of the Moderate Allocation Fund’s shareholders may also be called at any time by the Board or by the chairperson of the Board or by the president.

What are the capitalizations of the Funds and what might the capitalization be after the Transaction?

     The following table sets forth, as of December 31, 2008, the separate capitalizations of the Moderate Allocation Fund and the Balanced Series, and the pro forma capitalization of the Moderate Allocation Fund as adjusted to give effect to the proposed Transaction. The capitalization of the Moderate Allocation Fund is likely to be different if and when the Transaction is actually consummated.

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COMPARISON OF INVESTMENT OBJECTIVES, STRATEGIES, POLICIES, AND RISKS

     This section describes the investment objectives, principal investment strategies, and the key investment policies of the Funds, and certain noteworthy differences between such objectives, strategies, and policies, as well as the risks associated with such objectives, strategies, and policies. For a complete description of the Moderate Allocation Fund’s investment strategies, policies, and risks, you should read the Moderate Allocation Fund Prospectus, which is included with this Proxy Statement/Prospectus.

Are there any significant differences between the investment objectives of the Balanced Series and the Moderate Allocation Fund?

     The investment objective of the Balanced Series is substantially similar, but not identical, to the investment objective of the Moderate Allocation Fund. The Balanced Series seeks a balance of capital appreciation, income and preservation of capital, whereas the Moderate Allocation Fund seeks capital appreciation with current income as a secondary objective. Each Fund’s investment objective is non-fundamental and may be changed without prior shareholder approval.

Are there any significant differences between the investment strategies and policies of the Balanced Series and the Moderate Allocation Fund?

     The overall investment strategies and policies of the Balanced Series are similar, but not identical, to the investment strategies and policies of the Moderate Allocation Fund. The most significant difference between the Balanced Series’ and the Moderate Allocation Fund’s stated investment policies is that the Funds have different minimum levels as targets for investment in equities versus fixed income securities, in that the Balanced Series generally invests at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities,

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while the Moderate Allocation Fund will typically target 60% of its net assets in equity securities and 40% of its net assets in fixed-income securities and cash equivalents. As described in more detail below, another significant difference is that the Moderate Allocation Fund offers investors broader diversification across a set of global opportunities and across investments in issuers of different sizes through its larger group of possible investment styles as compared to the Balanced Series.

     As described more fully below, the Moderate Allocation Fund has as part of its principal investment strategies to invest in small and medium sized issuers, emerging markets securities, exchange traded funds, and global real estate, while the Balanced Fund does not invest in such investments as part of its principal investment strategies. However, the Balanced Fund invests, as part of its principal investment strategies, in derivatives, index swaps, and futures and options, and the Balanced Fund may, as part of its principal investment strategies, borrow from banks and lend securities, which the Moderate Allocation does not intend to do.

     In response to market, economic, political or other conditions, each Fund may temporarily use a different investment strategy for defensive purposes. If a Fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

     Balanced Series’ Investment Program – The following is a brief summary of the investment program for the Balanced Series. Further information about the Balanced Series’ investment program is included in the Balanced Series Prospectus, which is incorporated herein by reference and is available upon request. To request such information, see “More Information About the Funds,” below.

     The Balanced Series seeks capital appreciation by investing at least 25% of its net assets in equity securities of primarily large-capitalization companies that DMC believes have long-term capital appreciation potential. The Balanced Series has adopted a nonfundamental investment policy to invest, under normal circumstances, at least 25% of its net assets in equity securities and at least 25% of its net assets in fixed income securities, including high yield fixed income securities (commonly known as “junk bonds”). DMC will typically follow a value-oriented investment philosophy in selecting stocks for the Balanced Series using a research-intensive approach that considers factors such as:

  A security price that reflects a market valuation that is judged to be below the estimated present or future value of the company;
  Favorable earnings prospects and dividend yield potential;
  The financial condition of the issuer; and
  Various qualitative factors.

     To seek current income and help preserve capital, DMC generally invests at least 25% of the Balanced Series’ net assets in various types of fixed income securities, including U.S. government and government agency securities, corporate bonds, and high yield securities. Each bond in the portfolio will typically have a maturity between 1 and 30 years, and the average maturity of the portfolio will typically be between 1 and 10 years. DMC conducts ongoing

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analysis of the different markets to determine the appropriate mix of stocks and bonds for the current economic and investment environment.

     DMC conducts ongoing analysis of the different markets to determine the appropriate mix of stocks and bonds for the current economic and investment environment.

     Stocks offer investors the potential for capital appreciation and may pay dividends as well. Fixed income securities offer the potential for greater income payments than stocks and also may provide capital appreciation.

Securities and Investment Techniques How the Balanced Series Uses Them

Common stocks: Securities that represent shares of Under normal circumstances, the Balanced Series ownership in a corporation. Stockholders participate in generally invests at least 25% of its net assets in the corporation’s profits, proportionate to the number of common stocks. shares they own.

Convertible securities: Usually preferred stocks or The Balanced Series may invest in convertible corporate bonds that can be exchanged for a set number securities; however, it will not invest more than 10% of of shares of common stock at a predetermined price. the Balanced Series’ net assets in convertible securities These securities offer higher appreciation potential than that are rated below investment grade by a nationally nonconvertible bonds and greater income potential than recognized statistical rating organization (NRSRO) or in nonconvertible preferred stocks. securities that are unrated but deemed equivalent to non investment grade.

Mortgage-backed securities: Fixed income securities The Balanced Series may invest without limit in that represent pools of mortgages, with investors government-related mortgage-backed securities or receiving principal and interest payments as the privately issued mortgage-backed securities that are underlying mortgage loans are paid back. Many are fully collateralized by government securities. issued and guaranteed against default by the U.S. government or its agencies or instrumentalities, such as The Balanced Series may invest up to 20% of net assets the Federal Home Loan Mortgage Corporation, Fannie in mortgage-backed securities issued by private Mae, and the Government National Mortgage companies regardless of whether the securities are 100% Association. Others are issued by private financial collateralized. However, these securities must be rated at institutions, with some fully collateralized by certificates the time of purchase in one of the four highest categories issued or guaranteed by the U.S. government or its by an NRSRO, such as Standard & Poor’s (S&P) or agencies or instrumentalities. Moody’s Investors Service, Inc. (Moody’s). They must also represent interests in whole-loan mortgages, multi-family mortgages, and other mortgage collateral supported by a first mortgage lien on real estate. The privately issued securities the Balanced Series may invest in are either collateralized mortgage obligations or real estate mortgage investment conduits (see below).

Collateralized mortgage obligations (CMOs): See “mortgage-backed securities” above. Privately issued mortgage-backed bonds whose underlying value is the mortgages that are grouped into different pools according to their maturity. They are issued by U.S. government agencies and private issuers.

Real estate mortgage investment conduits (REMICs): See “mortgage-backed securities” above. Privately issued mortgage-backed bonds whose underlying value is a fixed pool of mortgages secured by an interest in real property. Like CMOs, REMICs offer different pools.

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Securities and Investment Techniques How the Balanced Series Uses Them

Asset-backed securities: Bonds or notes backed by The Balanced Series invests only in asset-backed accounts receivable, including home equity, automobile, securities rated in one of the four highest categories by or credit loans. an NRSRO.

Corporate bonds: Debt obligations issued by a DMC focuses on bonds rated in one of the four highest corporation. categories by an NRSRO (or if unrated, deemed equivalent), with maturities typically between one and 30 years.

High yield corporate bonds: Debt obligations issued The Balanced Series may invest in high yield corporate by a corporation and rated lower than investment grade bonds. Emphasis is typically on those rated BB or Ba by by an NRSRO, such as S&P or Moody’s. High yield an NRSRO. bonds, also known as “junk bonds,” are issued by corporations that have lower credit quality and may have DMC carefully evaluates an individual company’s difficulty repaying principal and interest. financial situation, its management, the prospects for its industry, and the technical factors related to its bond offering. DMC’s goal is to identify those companies that DMC believes will be able to repay their debt obligations in spite of poor ratings. The Balanced Series may invest in unrated bonds if DMC believes their credit quality is comparable to the rated bonds we are permitted to invest in. Unrated bonds may be more speculative in nature than rated bonds.

Repurchase agreements: An agreement between a Typically, the Balanced Series uses repurchase buyer of securities, such as a series, and a seller of agreements as a short-term investment for the Balanced securities in which the seller agrees to buy the securities Series’ cash position. In order to enter into these back within a specified time at the same price the buyer repurchase agreements, the Balanced Series must have paid for them, plus an amount equal to an agreed upon collateral of at least 102% of the repurchase price. The interest rate. Repurchase agreements are often viewed as Balanced Series will only enter into repurchase equivalent to cash. agreements in which the collateral is comprised of U.S. government securities. In DMC’s discretion, the Balanced Series may invest overnight cash balances in short-term discount notes issued or guaranteed by the U.S. government, its agencies or instrumentalities or government sponsored enterprises.

American depositary receipts (ADRs): Receipts issued The Balanced Series may invest without limitation in by a U.S. depositary (usually a U.S. bank) that represent ADRs. an ownership interest in an underlying security that is held by the depositary. An ADR entitles the holder to all dividends and capital gains earned by the underlying foreign shares. ADRs are bought and sold the same as other U.S. securities.

Interest rate swap, index swap, and credit default The Balanced Series may use interest rate swaps to swap agreements: In an interest rate swap, a series adjust the Balanced Series’ sensitivity to interest rates or receives payments from another party based on a to hedge against changes in interest rates. Index swaps variable or floating interest rate, in return for making may be used to gain exposure to markets that we invest payments based on a fixed interest rate. An interest rate in, such as the corporate bond market. The Balanced swap can also work in reverse with a series receiving Series also use index swaps as a substitute for futures or payments based on a fixed interest rate and making options contracts if such contracts are not directly payments based on a variable or floating interest rate. In available to the Balanced Series on favorable terms. The an index swap, a series receives gains or incurs losses Balanced Series may enter into credit default swaps in

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Securities and Investment Techniques

based on the total return of a specified index, in
exchange for making interest payments to another party.
An index swap can also work in reverse with a series

How the Balanced Series Uses Them

order to hedge against a credit event, to enhance total
return, or to gain exposure to certain securities or
markets.

receiving interest payments from another party in
exchange for movements in the total return of a specified
index. In a credit default swap, a series may transfer the
financial risk of a credit event occurring (a bond default,
bankruptcy, restructuring, etc.) on a particular security
or basket of securities to another party by paying that
party a periodic premium; likewise, a series may assume
the financial risk of a credit event occurring on a
particular security or basket of securities in exchange for
receiving premium payments from another party.
Interest rate swaps, index swaps, and credit default
swaps may be considered to be illiquid.

Restricted securities: Privately placed securities whose
resale is restricted under U.S. securities laws.

Illiquid securities: Securities that do not have a ready
market and cannot be readily sold within seven days at
approximately the price at which a series has valued
them. Illiquid securities include repurchase agreements
maturing in more than seven days.

Bank loans: An interest in a loan or other direct
indebtedness, such as an assignment, that entitles the
acquiring of such interest to payments of interest,
principal, and/or other amounts due under the structure
of the loan or other direct indebtedness. In addition to
being structured as secured or unsecured loans, such
investments could be structured as novations or
assignments or represent trade or other claims owed by a
company to a supplier.

Options and futures: Options represent a right to buy
or sell a security or a group of securities at an agreed
upon price at a future date. The purchaser of an option
may or may not choose to go through with the
transaction. The seller of an option, however, must go
through with the transaction if its purchaser exercises the
option.

Futures contracts are agreements for the purchase or sale
of a security or a group of securities at a specified price,

The Balanced Series may invest in privately placed
securities, including those that are eligible for resale
only among certain institutional buyers without
registration, which are commonly known as “Rule 144A
Securities.” Restricted securities that are determined to
be illiquid may not exceed the Balanced Series’ 15%
limit on illiquid securities.

The Balanced Series may invest up to 15% of its net
assets in illiquid securities.

The Balanced Series may invest without restriction in
bank loans that meet the credit standards established by
the portfolio managers. The portfolio managers perform
their own independent credit analysis on each borrower
and on the collateral securing each loan. The portfolio
managers consider the nature of the industry in which
the borrower operates, the nature of the borrower’s
assets, and the general quality and creditworthiness of
the borrower. The Balanced Series may invest in bank
loans in order to enhance total return, to affect
diversification, or to earn additional income. The
Balanced Series will not use bank loans for reasons
inconsistent with its investment objective.

At times when DMC anticipates adverse conditions,
DMC may want to protect gains on securities without
actually selling them. The Balanced Series might use
options or futures to neutralize the effect of any price
declines, without selling a bond or bonds, or as a hedge
against changes in interest rates. The Balanced Series
may also sell an option contract (often referred to as
“writing” an option) to earn additional income for the
Balanced Series.

Use of these strategies can increase the operating costs

Securities and Investment Techniques

on a specified date. Unlike purchasing an option, a futures contract must be executed unless it is sold before the settlement date.

Certain options and futures may be considered to be derivative securities.

How the Balanced Series Uses Them

of the Balanced Series and can lead to loss of principal.

The Balanced Series has claimed an exclusion from the

definition of the term “commodity pool operator” under the Commodity Exchange Act (CEA) and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

Lending securities

The Balanced Series may lend up to 25% of its assets to qualified broker/dealers or institutional investors for their use in securities transactions. Borrowers of the Balanced Series’ securities must provide collateral to the Balanced Series and adjust the amount of collateral each day to reflect the changes in the value of the loaned securities. These transactions, if any, may generate additional income for the Balanced Series.

Initial Public Offerings (IPOs)

Under certain market conditions, the Balanced Series may invest in companies at the time of its IPO. Companies involved in IPOs generally have limited operating histories, and prospects for future profitability are uncertain. Prices of IPOs may also be unstable because of the absence of a prior public market, the small number of shares available for trading, and limited investor information. IPOs may be sold within 12 months of purchase. This may result in increased short- term capital gains, which will be taxable to shareholders as ordinary income.

Purchasing securities on a when-issued or delayed- delivery basis

The Balanced Series may buy or sell securities on a when-issued or delayed-delivery basis; that is, paying for securities before delivery or taking delivery at a later date. We will designate cash or securities in amounts sufficient to cover the Balanced Series’ obligations, and will value the designated assets daily.

Borrowing from banks

The Balanced Series may borrow money from banks as a temporary measure for extraordinary or emergency purposes or to facilitate redemptions. The Balanced Series will be required to pay interest to the lending banks on the amount borrowed. As a result, borrowing money could result in the Balanced Series being unable to meet its investment objective.

     Moderate Allocation Fund’s Investment Program - The Moderate Allocation Fund is a “target risk fund” that bases its asset allocation around a specified level of risk with corresponding variations of income and growth potential. The following table shows the target percentages of the Moderate Allocation Fund’s net assets that the Moderate Allocation Fund expects to invest in each asset class and investment style of underlying securities. Allocations for each asset class may vary from the target percentages within the allowable ranges. Additional information on asset classes and the allowable ranges for the Moderate Allocation

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Fund may be found in the Moderate Allocation Fund’s prospectus and statement of additional information~~, which is incorporated by reference into the Statement of Additional~~. See “More Information About the Funds,” below.

Asset Class	Target Allocation	Allowable Ranges

U.S. Equity	30%	10-40%

International Equity	22.5%	10-40%

Emerging Markets	7.5%	0-15%

Global Real Estate	0%	0-15%

Bonds	38%	20-50%

Cash Equivalents	2%	0-15%

     An active allocation approach is used when selecting investments for the Moderate Allocation Fund. DMC has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for the Moderate Allocation Fund, DMC focuses on three key factors:

  the returns and risk associated with different asset classes;
  the correlation between different asset classes (their tendency to move up or down together); and
  the changing universe of global investment opportunities.

     This information is used to determine how much of the Moderate Allocation Fund’s assets will be allocated to each asset class within the allowable range. Within each asset class, DMC has flexibility to select the appropriate investment styles for investment. The investment styles within each asset class are listed below along with the investment strategies used for that class:

selection utilizing quantitative screens, fundamental research, and risk control to evaluate stocks based on both growth and value characteristics. When constructing the portfolio, DMC applies controls to ensure that the style has acceptable risk characteristics. The large cap core investment style will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

     U.S. Mid and Large Cap Growth - The mid and large cap growth investment style invests primarily in common stocks, generally in medium and large-size companies. Using a bottom up approach, DMC looks for companies that are believed to: 1) have large-end market potential, dominant business models, and strong free cash flow generation; 2) demonstrate operational efficiencies; 3) have planned well for capital allocation; and 4) have governance policies that tend to be favorable to shareholders. A diversified portfolio representing a number of different industries is maintained.

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     U.S. Large Cap Value - The large cap value investment style invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the “large cap value” category generally are within the market capitalization range of the Russell 1000 Value® Index (as of December 31, 2008, the market capitalization range of this index was from $24 million to $421.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as: 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

     U.S. Small Cap Core - Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on: 1) attractive valuations; 2) growth prospects; and strong cash flow. Companies in the “small cap core” category generally are within the market capitalization range of the Russell 2000® Index (as of December 31, 2008, the market capitalization range of this index was from $7 million to $3.3 billion). The small cap core investment style employs a bottom-up security selection utilizing quantitative screens, fundamental research, and risk control to evaluate stocks based on both growth and value characteristics. When constructing the portfolio, the manager applies controls to ensure that the style has acceptable risk characteristics.

INTERNATIONAL EQUITY ASSET CLASS

     International Value Equity - The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.

     International Growth - The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.

EMERGING MARKETS ASSET CLASS

     Emerging Markets - The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An “emerging country” is considered to be 1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; 2) classified by the United Nations as developing; or 3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.

GLOBAL REAL ESTATE ASSET CLASS

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     Global Real Estate Securities - The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate and real estate related sectors. Assets will be allocated among companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio’s investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A company’s financials, cash flow, dividend growth rates, and management strategy is also evaluated in selecting the portfolio’s investments.

FIXED INCOME (BONDS AND CASH EQUIVALENTS) ASSET CLASS

     Diversified Fixed Income - The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. The manager will determine the amount of assets allocated to each of the four sectors based on this analysis of economic and market conditions, and on an assessment of the returns and potential for appreciation from each sector. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield bonds (aka “junk bonds”) having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. The manager may invest up to 50% of the assets allocated to the fixed income investment sleeve in high yield bonds. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

     Cash Equivalents - Cash equivalents may include: 1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; 2) commercial paper of the highest quality rating; 3) short-term debt obligations with the highest quality rating; 4) U.S. government securities; and 5) repurchase agreements collateralized by those instruments.

How do the fundamental investment restrictions of the Funds differ?

     The Funds have adopted substantially similar fundamental investment restrictions. A Fund may not change any of its fundamental investment restrictions without a Majority Vote (as defined below) of its shareholders. The Moderate Allocation Fund’s fundamental investment restrictions are listed in the Moderate Allocation Fund SAI, which is incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement and is available upon request.

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What are the risk factors associated with investments in the Funds?

     Like all investments, an investment in each Fund involves risk. There is no assurance that a Fund will meet its investment objective. A Fund’s ability to achieve its investment objective will depend, among other things, on the portfolio managers’ analytical and portfolio management skills. As with many investments in mutual funds, the best results are generally achieved when an investment in a Fund is held for a number of years. Because the two Funds have similar investment objectives and strategies, they are subject to similar, but not identical, risks. An investment in a mutual fund, such as the Funds, entails the risk of the loss of principal invested.

     One of the principal risks of investing in either of the Funds involves market risk, which is the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of a Fund’s stock investments and, therefore, the value of the Fund’s shares held under your contract to fluctuate, and you could lose money. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. Because both Funds invest in debt securities (including high yield bonds) and foreign securities, investing in a Fund also involves the principal risks of security risk, interest rate risk, credit risk, high yield bonds risk, and foreign securities risk. In addition, the Moderate Allocation Fund also entails asset allocation risk, small and medium sized companies risk, emerging markets risk, the risks of global real estate securities, and exchange traded funds risk. The Balanced Series, but not the Moderate Allocation Fund, entails industry risk, index swaps risk, liquidity risk, derivatives risk, futures and options risk, and the risk of loans and other direct indebtedness.

     More Information - A more complete discussion of the risks of an investment in the Moderate Allocation Fund is included in the Moderate Allocation Fund Prospectus, which is enclosed with this Prospectus/Proxy Statement, under “What are the main risks of investing in the funds?” and in the Moderate Allocation Fund’s Statement of Additional Information, under “Additional Investment Strategies and Risks.” A more complete discussion of the risks of an investment in the Balanced Series is included in the Balanced Series’ prospectus, under “The risks of investing in the Series.”

The principal risks of investing in the Funds are further described in the chart below:

Principal Risk	Balanced Series	Moderate Allocation Fund

Industry Risk	Industry risk is the risk that the value of	This risk is not a principal risk of this Fund.
securities in a particular industry will
decline because of changing expectations
for the performance of that industry.

Liquidity	Liquidity risk is the possibility that	~~This risk is not a principal risk of this~~
	securities cannot be readily sold within	~~Fund~~Foreign investments may be less liquid, and

	seven days at approximately the price at	their prices may be more volatile, than

	which a series has valued them.	comparable investments in securities of U.S.

issuers.

Loans and	Loans and other direct indebtedness risk	This risk is not a principal risk of this Fund.
other direct	involves, among others, the risk that the
indebtedness	lender will not receive payment of principal,
interest, and other amounts due in

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Principal Risk	Balanced Series	Moderate Allocation Fund

connection with these investments and will
depend primarily on the financial condition
of the borrower. Certain loans and the other
direct indebtedness may include obligations
that require the Balanced Series to increase
its investment in a company at a time when
the Balanced Series might not otherwise
decide to do so (including at a time when
the company’s financial condition makes it
unlikely that such amounts will be repaid).
To the extent that the Balanced Series is
committed to advance additional funds, it
will at all times hold and maintain in a
segregated account cash or other high-grade
debt obligations in an amount sufficient to
meet such commitments. The Balanced
Series is also subject to the credit risk of the
lending institutions that service the loans to
enforce the Balanced Series’ rights against
the borrower. The highly leveraged nature
of many such loans and other direct
indebtedness may make such loans and
other direct indebtedness especially
vulnerable to adverse changes in economic
or market conditions.

Derivatives	Derivatives risk is the possibility that a	This risk is not a principal risk of this Fund.
series may experience a significant loss if it
employs a derivatives strategy (including a
strategy involving swaps, such as interest
rate swaps, index swaps, and credit default
swaps) related to a security or a securities
index and that security or index moves in
the opposite direction from what the
portfolio manager had anticipated. Another
risk of derivative transactions is the
creditworthiness of the counterparty
because the transaction depends on the
willingness and ability of the counterparty
to fulfill its contractual obligations.
Derivatives also involve additional
expenses, which could reduce any benefit or
increase any loss to a series from using the
strategy.

Index Swaps	Index swaps are subject to the same market	This risk is not a principal risk of this Fund.
risks as the investment market or sector that
the index represents. Depending on the
actual movements of the index and how
well the portfolio manager forecasts those
movements, a series could experience a
higher or lower return than anticipated.

Future and	Future and options risk is the risk that a	This risk is not a principal risk of this Fund.
Options Risk	series may experience a significant loss if it
employs an options or futures strategy
related to a security or a market index and

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Principal Risk	Balanced Series	Moderate Allocation Fund

that security or index moves in the opposite
direction from what the portfolio manager
anticipated. Futures and options also
involve additional expenses, which could
reduce any benefit or increase any loss from
using the strategy.

Asset	This risk is not a principal risk of this Fund.	Asset allocation risk is the risk that the fund may
Allocation		allocate assets to an asset class that
underperforms other asst classes. For example,
the fund may be overweighted in equity securities
when the stock market is falling and the fixed
income market is rising. Therefore, the value of
the fund’s shares held under your contract depend
on: (1) performance of each asset class and sub-
class (where applicable); and (2) the amount of
the fund’s total asset invested in each asset class
and sub-class (where applicable).

Small and	This risk is not a principal risk of this Fund.	Some of the investment styles may invest in the
Medium Sized		securities of medium and small-sized, less
Companies		mature, lesser-known companies, which may
involve greater risks than those normally
associated with larger, more mature, well-known
companies. The stock of companies with medium
and small stock market capitalizations may trade
less frequently and in limited volume. Medium
and small-sized companies also may have less
certain prospects for growth and greater
sensitivity to changing economic conditions.

Emerging	This risk is not a principal risk of this Fund.	The risk of investing in foreign securities is
Markets		heightened when investing in emerging market
countries. As a general matter, risk of loss is
typically higher for issuers in emerging markets.
Emerging market countries may have especially
unstable governments, economies based on only a
few industries and securities markets that trade a
small number of securities. Securities of issuers
located in these countries tend to have volatile
prices and may offer significant potential for loss
as well as gain.

Exchange	This risk is not a principal risk of this Fund.	The risks of owning an ETF generally reflect the
Traded Funds		risks of owning the underlying securities they are
(ETFs)		designed to track, although lack of liquidity in an
ETF could result in it being more volatile and
ETFs have management fees that increase their
costs.

Global Real	This risk is not a principal risk of this Fund.	Risk related to global real estate securities
Estate		includes possible declines in the value of real
Securities		estate, lack of availability of mortgage funds,
overbuilding, extended vacancies of properties,
property taxes and operating expenses, changes in
zoning laws, environmental costs and liability
damages from natural disasters, and changes in
interest rates. Real estate investment trusts

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Principal Risk	Balanced Series	Moderate Allocation Fund

(REITs) are subject to substantial cash flow
dependency, defaults, self-liquidation and the risk
of failure to qualify for the free pass through of
income. Investing in global real estate securities
involves the additional risks of foreign investing
which are not present when investing in U.S. real
estate.

Security Risk	Security risk is the risk that the value of an	Investing in securities involves the risk that the
	individual stock or bond will decline	value of the securities purchased will fluctuate.
	because of changing expectations for the	These fluctuations could occur for a single
	performance of the individual company	company, an industry, a sector of the economy, or
	issuing the stock or bond.	the stock market as a whole. These fluctuations
could cause the value of the fund’s securities to
fluctuate and, therefore, the value of the shares
held under your contract could fluctuate and you
could lose money.

Interest Rate	Interest rate risk is the risk that securities,	Interest rate risk is the risk that the value of the
	particularly bonds with longer maturities,	debt obligations held by the fund and, therefore,
	will decrease in value if interest rates rise.	the value of the fund’s shares will fluctuate with
	Swaps may be particularly sensitive to	changes in interest rates. These fluctuations can
	interest rate changes. Depending on the	be greater for debt obligations with longer
	actual movements of interest rates and how	maturities and for mortgage securities. When
	well the portfolio manager anticipates them,	interest rates rise, debt obligations decline in
	a series could experience a higher or lower	value, and when interest rates fall, debt securities
	return than anticipated.	obligations increase in value. Accordingly, during
periods when interest rates are fluctuating, you
could lose money investing in the fund.

Credit Risk	Credit risk is the risk that there is a	Credit risk is the risk that the issuer of the debt
	possibility that a bond’s issuer will be	obligation will be unable to make interest or
	unable to make timely payments of interest	principal payments on time. A debt obligation’s
	and principal.	credit rating reflects the credit risk associated
with that debt obligation. Higher-rated debt
	Investing in so-called “junk” or “high yield”	obligations involve lower credit risk than lower-
	bonds entails the risk of principal loss,	rated debt obligations. Generally, credit risk is
	which may be greater than the risk involved	higher for corporate and foreign government debt
	in investment grade bonds. High yield	obligations than for U.S. government securities,
	bonds are sometimes issued by companies	and higher still for debt rated below investment
	whose earnings at the time the bond is	grade (high yield bonds). The value of the debt
	issued are less than the projected debt	obligations held by a fund and, therefore, the
	service on the bonds.	value of the fund’s shares, will fluctuate with the
changes in the credit ratings of the debt
obligations held.

High Yield	Investing in so-called “junk” or “high yield”	Investing in “junk” or “high yield” bonds entails
Bonds	bonds entails the risk of principal loss,	greater risk of principal loss than the risk
	which may be greater than the risk involved	involved in investment grade bonds. If debt
	in investment grade bonds. High yield	obligations held by the funds are assigned a lower
	bonds are sometimes issued by companies	credit rating, the value of these debt obligations
	whose earnings at the time of issuance are	and, therefore, the value of the funds’ shares
	less than the projected debt service on the	could fall. High yield bonds are often considered
	junk bonds.	speculative and involve significantly higher credit
risk. These bonds are also more likely to
experience significant fluctuation in value due to
changes in the issuer’s credit rating. The value of
these bonds may fluctuate more than the value of

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Principal Risk	Balanced Series	Moderate Allocation Fund

higher-rated debt obligations, and may decline
significantly in periods of general economic
difficulty or periods of rising interest rates.

Foreign	Foreign risk is the risk that foreign	Investing in foreign equity securities involves
Securities	securities may be adversely affected by	additional risks not present when investing in
(Equity or	political instability, changes in currency	U.S. securities. Foreign currency fluctuations or
Bonds)	exchange rates, foreign economic	economic or financial instability could cause the
	conditions, or inadequate regulatory and	value of the fund’s investments and, therefore, the
	accounting standards. Foreign markets may	value of the fund’s shares to fluctuate, and you
	also be less efficient or less liquid and have	could lose money. Additionally, Investing in
	greater price volatility, less regulation, and	foreign securities involves risks resulting from the
	higher transaction costs than U.S. markets.	reduced availability of public information
concerning issuers and the fact that foreign
issuers generally are not subject to uniform
accounting, auditing, and financial reporting
standards or to other regulatory practices and
requirements comparable to those applicable to
U.S. issuers. Further, the volume of securities
transactions effected on foreign markets in most
cases remains considerably below that of the U.S.
markets. Accordingly, the fund’s foreign
investments may be less liquid and their prices
may be more volatile than comparable
investments in securities of U.S. issuers. Foreign
brokerage commissions and custodian fees are
generally higher than in the U.S.

     More Information - A more complete discussion of the risks of an investment in the Moderate Allocation Fund is included in the Moderate Allocation Fund Prospectus, which is enclosed with this Prospectus/Proxy Statement, under “What are the main risks of investing in the funds?” and in the Moderate Allocation Fund’s Statement of Additional Information, under “Additional Investment Strategies and Risks.” A more complete discussion of the risks of an investment in the Balanced Series is included in the Balanced Series’ prospectus, under “The risks of investing in the Series,” and in the Balanced Series Statement of Additional Information, under “Investment Strategies and Risks.”

What vote is necessary to approve the Plan?

     Provided that Quorum requirements (as defined below) have been satisfied, the Plan must be approved by a Majority Vote, meaning the affirmative vote of the lesser of: (1) more than 50% of the outstanding voting securities of the Balanced Series; or (2) 67% or more of the voting securities of the Balanced Series present at the Meeting if the holders of more than 50% of the Balanced Series’ outstanding voting securities are present or represented by proxy. With respect to the Balanced Series, “Quorum” means one-third (33 1/3%) of the shares entitled to vote at the Meeting are present in person or represented by proxy at the Meeting.

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MORE INFORMATION ABOUT THE FUNDS

     The Moderate Allocation Fund is a separate diversified series of the LVIP Trust, a Delaware statutory trust. The Balanced Series is separate series of the Delaware VIP®® Trust, a Delaware statutory trust. Each Trust is registered as an open-end management investment company under the Investment Company Act of 1940. The Balanced Series is a mutual fund within the Delaware Investments® Family of Funds (the “Delaware Companies”) that is managed by DMC, a series of Delaware Management Business Trust. The Moderate Allocation Fund is managed by LIAC and sub-advised by DMC.

     Transfer Agency Services. Lincoln Life, 1300 South Clinton Street, Fort Wayne, IN 46802, performs dividend and transfer agent functions for the Moderate Allocation Fund. Delaware Service Company, Inc. (“DSC”), 2005 Market Street, Philadelphia, Pennsylvania 19103, an affiliate of DMC, acts as the shareholder servicing, dividend disbursing, and transfer agent for the Balanced Series and for other mutual funds in the Delaware Companies.

     Custodial Services. The Bank of New York Mellon (“BNY Mellon”) is the custodian of the securities and other assets of both of the Funds. The main office of BNY Mellon is One Wall Street, New York, NY 10286.

     Fund Accounting and Fund Administration Services. BNY Mellon provides fund accounting and financial administration services to each Fund. Those services include performing or overseeing all functions related to calculating each Fund’s net asset value and providing all financial reporting services, regulatory compliance testing and other related accounting services. DSC also provides fund accounting and financial administration oversight services to the Funds. Those services include overseeing the Funds’ pricing process, the calculation and payment of fund expenses, and financial reporting in shareholder reports, registration statements, and other regulatory filings.

     Additional Information. More information about the Moderate Allocation Fund is included in: (1) the current Moderate Allocation Fund Prospectus dated March 25, 2009 (File. Nos. 033-70742 and 811-08090), which is included with, considered a part of, and incorporated by reference into this Proxy Statement/Prospectus; (2) the Moderate Allocation Fund SAI dated March 25, 2009 (File. Nos. 033-70742 and 811-08090), which is included with, considered a part of, and incorporated by reference into this Proxy Statement/Prospectus; and (3) the Statement of Additional Information dated April 6, 2009 relating this Proxy Statement/Prospectus (File. Nos. 33-70742 and 811-08090). The Moderate Allocation Fund is a new fund and therefore has not yet issued an annual or semi-annual report to shareholders. Copies of each of these documents, which have been or will be filed with the SEC and are available upon request and without charge by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge.

     More information about the Balanced Series is included in the Balanced Series Prospectus dated April 29, 2008 (File Nos. 33-14363 and 811-05162) and the Balanced Series’ Annual Report to Shareholders for the fiscal year ended December 31, ~~2008,~~2008 (File Nos. 33-14363 and 811-05162), each of which has been filed with the SEC and is incorporated herein by reference. You can request a copy of the Balanced Series Prospectus, free of charge, by calling

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(800) 523-1918 or by writing to the Delaware VIP® Trust at Attention: Account Services, P.O. Box 219656, Kansas City, MO 64121-9656 by regular mail or 430 W. 7th Street, Kansas City, MO 64105 by overnight courier service.

     This Proxy Statement/Prospectus, which constitutes part of a Registration Statement filed by the Moderate Allocation Fund with the SEC under the Securities Act of 1933, as amended, omits certain information contained in such Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits and amendments thereto for further information with respect to the Moderate Allocation Fund and the shares it offers. Statements contained herein concerning provisions of certain documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the full content of the applicable document filed with the SEC.

     Each Fund also files proxy materials, reports, and other information with the SEC in accordance with the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the 1940 Act. These materials can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549, at prescribed rates or from the SEC’s Web site at www.sec.gov. To request information regarding the Funds, you may also send an e-mail to the SEC at publicinfo@sec.gov.

VOTING INFORMATION

How will shareholder voting be handled?

     Only shareholders of record of the Balanced Series at the close of business on March 30, 2009 (the “Record Date”), will be entitled to notice of and to vote at the Meeting on the matters described in this Proxy Statement/Prospectus, and will be entitled to one vote for each full share and a fractional vote for each fractional share that they hold. If sufficient votes to approve the Proposal are not received by the date of the Meeting, the Meeting may be adjourned to permit further solicitations of proxies. A majority of the votes cast by contract owners of the Balanced Series present in person or by proxy at the Meeting (whether or not sufficient to constitute a Quorum) may adjourn the Meeting. The Meeting may also be adjourned by the Chairperson of the Meeting. It is anticipated that the persons named as proxies on the enclosed proxy cards will use the authority granted to them to vote on adjournment in their discretion.

     At the meeting, insurance companies whose separate accounts hold Balanced Series shares will vote their Balanced Series shares in accordance with the instructions received from contract owners whose purchase payments were invested by the separate accounts, as of the Record Date, in the Balanced Series. For all separate accounts that support variable annuity contracts, the number of votes which a contract owner may cast when providing voting instructions is determined by applying the contract owner’s percentage interest in the Balanced Series to the total number of votes attributable to the Balanced Series. In determining the number of votes, fractional shares will be recognized.

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     Abstentions and broker non-votes will be included for purposes of determining whether a Quorum is present at the Meeting for a particular matter, and will have the same effect as a vote “against” the Proposal. Broker non-votes are proxies from brokers or nominees indicating that such persons have not received voting instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power.

     Balanced Series shares that are owned directly by funds of funds or other accounts managed by DMC, LIAC, or their affiliates will generally be voted in the same proportion as the votes received from other holders of Balanced Series shares (so-called “echo voting”). To the extent required, the insurance companies whose accounts are the record owners of shares of the Balanced Series will echo vote shares attributable to variable contracts as to which no voting instructions are received. Accordingly, votes controlled by DMC, LIAC or their affiliates, or by such insurance companies will not likely change the outcome of the vote on the Transaction. However, the effect of this proportional voting is that a small number of Contract Owners may determine the outcome of a vote. If voting instructions are properly executed and received in a timely manner but they contain no voting directions, the votes represented by those cards will be cast FOR the proposals considered at the meeting.

How do I ensure my vote is accurately recorded?

     You may attend the Meeting and vote in person. You may also vote by completing, signing, and returning the enclosed proxy card in the enclosed postage paid envelope, or by telephone or through the Internet. If you return your signed proxy card or vote by telephone or through the Internet, your vote will be officially cast at the Meeting by the persons appointed as proxies. A proxy card is, in essence, a ballot. If you simply sign and date the proxy card but give no voting instructions, your shares will be voted in favor of the Proposal and in accordance with the views of management upon any unexpected matters that come before the Meeting or adjournment of the Meeting.

Contract Owners are urged to designate their choice on the matter to be acted upon by using one of the following three methods:

1.	BY INTERNET

Read the Proxy Statement/Prospectus.

Go to the voting link found on your proxy card.

Follow the instructions using your proxy card as a guide.

(Do not mail the proxy card if you provide voting instructions by Internet.)

2.	BY MAIL

Read the Proxy Statement/Prospectus.

Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

3.	BY TELEPHONE

Read the Proxy Statement/Prospectus.

Call the toll-free number found on your proxy card.

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  Follow the recorded instructions using your proxy card as a guide.
  (Do not mail the proxy card if you provide voting instructions by telephone.)

May I revoke my proxy?

     A contract owner may revoke a proxy at any time before it is voted by sending a written notice to Delaware VIP® Trust expressly revoking their proxy, by signing and forwarding to Delaware VIP Trust a later-dated proxy, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, you will have to make arrangements with your broker to revoke a previously executed proxy.

What other matters will be voted upon at the Meeting?

     The Board of Delaware VIP Trust does not intend to bring any matters before the Meeting with respect to the Balanced Series other than those described in this Proxy Statement/Prospectus. The Board of Delaware VIP Trust is not aware of any other matters to be brought before the Meeting with respect to the Balanced Series by others. If any other matter legally comes before the Meeting, proxies for which discretion has been granted will be voted in accordance with the views of management.

Who is entitled to vote?

     Only shareholders of record on the Record Date will be entitled to vote at the Meeting. There were ~~1,372,392.736~~1,431,103 outstanding shares of the Balanced Series entitled to vote as of the Record Date.

What other solicitations will be made?

     This proxy solicitation is being made by the Board of Delaware VIP® Trust for use at the Meeting. The cost of this proxy solicitation will be borne by DMC. In addition to the solicitation of proxy cards by mail, officers and employees of the Delaware VIP Trust, without additional compensation, may solicit proxy instructions in person, by telephone, and electronically, including through the Internet. The Trust may engage a third-party vendor to solicit proxies from contract owners, for an approximate fee, including out-of-pocket expenses, ranging between $1,000 and $10,000, which will be paid by DMC.

     As the Meeting date approaches, certain contract owners of the Balanced Series may receive a telephone call on behalf of the Balanced Series if their votes have not yet been received. Proxies that are obtained telephonically will be recorded in accordance with the procedures described below. These procedures are designed to ensure that both the identity of the contract owner casting the vote and the voting instructions of the contract owner are accurately determined.

     In all cases where a telephonic proxy is solicited, the Computershare Fund Services, Inc. (“Computershare”) representative is required to ask for each contract owner’s full name and address, or the zip code or employer identification number, and to confirm that the contract owner has received the proxy materials in the mail. If the contract owner is a corporation or

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other entity, the Computershare representative is required to ask for the person’s title and confirmation that the person is authorized to direct the voting of the shares. If the information solicited agrees with the information provided to Computershare, then the Computershare representative has the responsibility to explain the process, read the Proposal listed on the proxy card and ask for the contract owner’s instructions on the Proposal. Although the Computershare representative is permitted to answer questions about the process, he or she is not permitted to recommend to the contract owner how to vote, other than to read any recommendation set forth in this Proxy Statement/Prospectus. Computershare will record the contract owner’s instructions on the card. Within 72 hours, the contract owner will be sent a letter or mailgram to confirm his or her vote and asking the contract owner to call Computershare immediately if his or her instructions are not correctly reflected in the confirmation.

Who will pay the expenses of the Proposal?

     The costs of the Transaction, including the costs of soliciting proxies in connection with the Meeting, will be borne by DMC.

How do I submit a proposal?

     Delaware VIP® Trust is not required to, and does not intend to, hold regular annual shareholders’ meetings. A shareholder wishing to submit a proposal for consideration for inclusion in a proxy statement for the next shareholders’ meeting, if any, should send his or her written proposal to the offices of Delaware VIP Trust, directed to the attention of its Secretary, at the address of its principal executive office printed on the first page of this Proxy Statement/Prospectus, so that it is received within a reasonable time before any such meeting. The inclusion and/or presentation of any such proposal is subject to the applicable requirements of the proxy rules under the 1934 Act. Submission of a proposal by a contract owner does not guarantee that the proposal will be included in Delaware VIP Trust’s proxy statement or presented at the meeting.

PRINCIPAL HOLDERS OF SHARES

     On the Record Date, the officers and Trustees of each Trust, as a group, owned less than 1% of the outstanding voting shares of either Fund or class thereof.

     To the knowledge of the Trusts, as of the Record Date, no person, except as set forth in the table at Exhibit B, owned of record 5% or more of the outstanding shares of any class of the Balanced Series or the Moderate Allocation Fund. Except as noted therein, the Trusts have no knowledge of beneficial ownership. Because the Moderate Allocation Fund is a shell fund, the beneficial owners of the Balanced Series as of the Record Date are expected after the Transaction to own substantially the same proportion of the Moderate Allocation Fund as they owned of the Balanced Series as of the Record Date.

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EXHIBITS TO
PROXY STATEMENT/PROSPECTUS

Exhibit A -

Form of Agreement and Plan of Reorganization between Delaware VIP® Trust, on behalf of Delaware VIP Balanced Series, and Lincoln Variable Insurance Products Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund

Exhibit B -	Principal Holders of Shares

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OTHER DOCUMENTS INCLUDED WITH THIS PROXY STATEMENT/PROSPECTUS

  Prospectus of Moderate Allocation Fund dated March 25, 2009. The prospectus of Moderate Allocation Fund dated March 25, 2009, is part of this Prospectus/Proxy Statement and will be included in the Proxy mailing to all shareholders of record of Delaware VIP Balanced Series.
  For purposes of this EDGAR filing, the prospectus of Moderate Allocation Fund dated March 25, 2009 is incorporated by reference to the electronic filing on Form N-1A made by Lincoln Variable Insurance Products Trust on March 20, 2009, under Accession No. 0001193125-09-059839 (File Nos. 811-08090 and 033-70742).

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Exhibit A – Form of Agreement and Plan of Reorganization between Lincoln Variable Insurance Products Trust, on behalf of LVIP Delaware Foundation® Moderate Allocation Fund, and Delaware VIP® Trust, on behalf of Delaware VIP Balanced Series

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EXHIBIT B

PRINCIPAL HOLDERS OF SHARES

Fund Name / Class Name	Registration	Percentage

Delaware VIP® Balanced
Series

Standard Class	Commonwealth Annuity & Life	95.90%
Insurance Co (SE2)
	Security Benefit Group
	440 Lincoln St
	Worcester, MA 01653-0002

Service Class	Delaware Investments Seed	100%
	Attn Rick Salus
	2005 Market St
	Philadelphia, PA 19103-7042

The Moderate Allocation Fund is newly created “shell fund” and initially will be wholly owned by Lincoln Life as the initial seed investor.

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Document 1 ID Description Document 2 ID	file://C:/Documents and Settings/skg/Desktop/Part A.doc Part A file://C:/Documents and Settings/skg/Desktop/N-14 - VIP Balanced - LVIP Del. Foundation Mod. Reorg.doc
Description Rendering set	N-14 - VIP Balanced - LVIP Del. Foundation Mod. Reorg Standard

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